Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Quintana Maritime Limited
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	98-0454094
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Quintana Maritime Limited		Seward & Kissel LLP
Attention: Stamatis Molaris		Attention: Gary J. Wolfe, Esq.
Pandoras 13 & Kyprou Street		One Battery Park Plaza
166 74 Glyfada		New York, New York 10004
Greece		(212) 574-1200
Telephone: 011-30-210-898-5056		(Name, address and telephone number
(Address and telephone number of Registrant’s principal executive offices)		of agent for service)

Copies to:

Allan D. Reiss	Steve Putman
Vinson & Elkins L.L.P.	Quintana Maritime Limited
666 Fifth Avenue	601 Jefferson Street
New York, New York 10103	Suite 3600
(212) 237-0000(telephone number)	Houston, Texas 77002
(212) 237-0100 (facsimile number)	(713) 751-7500 (telephone number)
(713) 751-7256 (facsimile number)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price per	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Registered	Unit(2)	Price(3)	Registration Fee
Units(1)	2,045,558	—	—	—
12% Mandatorily Convertible Preferred Stock, liquidation preference $93.75 per share	2,045,558	$95.75(6)	$195,862,178.50	$20,957.25
Class A Warrants	8,182,232	$8.00(7)	$65,457,856	$7,003.99
Common Stock, par value $.01 per share	33,751,707(4)	(5)	(5)	(5)
Total			$261,320,034.50	$27,961.24

(1)	The units each consist of one share of preferred stock and four warrants, no additional consideration will be received for the units, and therefore pursuant to Rule 457 under the Securities Act no registration fee is required in respect of such units.
(2)	The maximum offering price will be determined from time to time by the selling holders in connection with, and at the time of, the resale by the selling holders of the securities registered hereunder.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(4)	This number represents the shares of common stock issuable upon conversion of the preferred stock and the exercise of the warrants. In addition to the shares set forth in this table, pursuant to Rule 416 under the Securities Act of 1933, this registration statement also registers such indeterminate number of shares of common stock as may become issuable upon conversion of the preferred stock or the exercise of the warrants as may be adjusted as a result of anti-dilution provisions.
(5)	No additional consideration will be received for the common stock issuable upon conversion of the preferred stock and, therefore, no registration fee is required pursuant to Rule 457(i) in respect of such stock. The registration fee relates to common stock issuable upon exercise of the warrants, for which consideration will be received.
(6)	The preferred stock is convertible into 12.5 shares of common stock (subject to adjustment in certain instances). This price is estimated in accordance with Rule 457(c), solely for purposes of calculating the registration fee and is based upon the high and low prices of the common stock, multiplied by the conversion rate of 12.5 to 1, on June 14, 2006, as reported on the Nasdaq National Market.
(7)	Price estimated based on the exercise price of the warrants pursuant to Rule 457(g).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 16, 2006
PROSPECTUS

Quintana Maritime Limited

2,045,558 Units

2,045,558 Shares of 12% Mandatorily Convertible Preferred Stock

8,182,232 Class A Warrants

33,751,707 Shares of Common Stock

The shares of preferred stock, warrants and shares of common stock may be offered from time to time by the selling holders named in this prospectus. The selling holders may sell any of these securities at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. We will not receive any proceeds from such sales by the selling holders.

Our common stock is listed for quotation on the Nasdaq National Market under the symbol “QMAR.”

Investing in our preferred stock, warrants and common stock involves risks. Please read “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, the selling holders may sell up to 2,045,558 shares of preferred stock, 8,182,232 warrants and up to 33,751,707 shares of common stock issuable upon conversion of the preferred stock or exercise of the warrants as described in this prospectus in one or more offerings. This prospectus generally describes Quintana Maritime Limited and these securities. Each time the selling holders sell these securities with this prospectus, you will be provided with a prospectus supplement that will contain specific information about the terms of that offering including, among other things, the specific number and price of these securities being offered and the terms of the offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of          , 2006. Therefore, before you

i

invest in our securities, you should carefully read this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.”

ENFORCEMENT OF CIVIL LIABILITIES

Quintana Maritime Limited is a Marshall Islands corporation, and conducts its operations through a wholly owned management subsidiary that has its principal executive offices located outside the United States in Glyfada, Greece. Some of our directors reside outside of the United States. Some of our executive officers, as well as the shipping industry experts named in this prospectus, also reside outside the United States. In addition, all our assets and a substantial portion of the assets of our non-U.S. directors, non-U.S. officers and shipping industry experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

ii

PROSPECTUS SUMMARY

This prospectus summary highlights information and consolidated financial data that appear later in this prospectus and is qualified in its entirety by the more detailed information and financial statements that appear later. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should review carefully the entire prospectus, including the risk factors and the more detailed information and consolidated financial statements that appear later. We refer you to “Glossary of Shipping Terms” beginning on page 136 for definitions of certain shipping industry terms that we use in this prospectus.

Unless otherwise indicated, all references in this prospectus to “our Existing Fleet” refer to the fleet of ten vessels that we currently own, including eight Panamax vessels and two Capesize vessels, all of which we acquired during 2005. All references in this prospectus to “Acquisition Fleet” refer to the seventeen new vessels, including three Panamax drybulk carriers and fourteen Kamsarmax drybulk carriers, that we will own pursuant to separate sale and purchase contracts with affiliates of Metrobulk Holding S.A. We refer to the acquisition of the vessels in the Acquisition Fleet as “the Acquisition.” All references in this prospectus to “our fleet” refer to the fleet of twenty-seven vessels that consist of our Existing Fleet and our Acquisition Fleet combined. Unless otherwise indicated, references in this prospectus to “Quintana Maritime Limited”, “we”, “us”, “our” and the “Company” refer to Quintana Maritime Limited and our subsidiaries. All references in this prospectus to “$,” “U.S.$” and “Dollars” refer to United States dollars.

Our Company

We are an international provider of drybulk marine transportation services that was incorporated in the Marshall Islands on January 13, 2005 and began operations in April 2005. We currently own and operate a fleet of eight Panamax vessels and two Capesize vessels, all of which we acquired during 2005. Our drybulk carriers transport a variety of cargoes including coal, iron ore and grain. As of December 31, 2005, our Existing Fleet had a combined carrying capacity of approximately 916,000 deadweight tons (dwt) and a dwt weighted average age of approximately 7.0 years.

We were formed by affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation and American Metals & Coal International, which we refer to collectively as our Founders. In July 2005, we completed our initial public offering. We used the net proceeds from that offering, together with capital contributions from our Founders and bank indebtedness, to finance or refinance the purchase price of our initial fleet of eight Panamax vessels. In the fourth quarter of 2005, we took delivery of two Capesize vessels which we financed through borrowings under our existing $250 million revolving credit facility and cash on hand. The total purchase price for all 10 vessels in our Existing Fleet was approximately $466.3 million.

Our management team provides in-house commercial management of our fleet, which includes entering into charters and managing relationships with charterers, and the technical management of our fleet, which includes performing day-to-day operations and vessel maintenance.

We employ our vessels primarily on time charters to provide predictable cash flows and, to a lesser extent, in the spot market to take advantage of market opportunities. Currently, all 10 of our existing vessels are employed on time charters.

Our Fleet

Existing Fleet

The following table presents certain information concerning the drybulk carriers in our Existing Fleet as of December 31, 2005. All the drybulk carriers in our Existing Fleet fly the Marshall Islands flag.

						Time Charter
						Expiration Date
			Delivery	Year		(Minimum	Daily Hire
Vessel	Type	Dwt	Date	Built	Shipbuilder	Period)	Rate		Charterer

Fearless I	Panamax	73,427	4/05	1997	Hyundai	3/08	$25,000		Deiulemar
King Coal	Panamax	72,873	4/05	1997	CSSC Taiwan	3/08	$26,300		Energy Shipping
Coal Glory	Panamax	73,670	4/05	1995	Hyundai	6/08	$15,800		Cosco
Coal Age	Panamax	72,861	5/05	1997	Hyundai	8/06	$17,500	(1)	Safety Mgt.
Iron Man	Panamax	72,861	5/05	1997	Hyundai	3/10	$18,500		Seven Mountain
Barbara	Panamax	73,390	7/05	1997	Halla Samho	8/07		(2)	Cargill
Coal Pride	Panamax	72,600	8/05	1999	Imabari	2/07	$14,850		Daeyang
Linda Leah	Panamax	73,390	8/05	1997	Halla Samho	6/08	$25,000		Fratelli D’Amato
Iron Beauty	Capesize	165,500	10/05	2001	CSSC Taiwan	4/10	$36,500		STX Panocean
Kirmar	Capesize	165,500	11/05	2001	CSSC Taiwan	2/07	$26,250		Swissmarine

(1)	On March 26, 2006 the daily hire rate for the Coal Age changed from $25,500 to $17,500.

(2)	Time charter rate based on Baltic Exchange average in the spot market.

We intend to continue to increase the size of our fleet through selective acquisitions of additional secondhand drybulk carriers or through whole or partial fleet acquisitions that complement our business strategy. We believe that the experience of our management team in locating and acquiring suitable vessels and fleets will assist us in this process.

In December 2005, the Company formed a wholly owned subsidiary, Quintana Logistics LLC, to engage in limited chartering activities, including entry into contracts of affreightment. Under a contract of affreightment, Quintana would agree to ship a specified amount of cargo at a specified rate per ton between designated ports over a particular period of time. Contracts of affreightment generally do not specify particular vessels, so Quintana would be permitted either to use a free vessel that it owned or to charter in a third-party vessel.

Acquisition Fleet

We have entered into memoranda of agreement with affiliates of Metrobulk Holding S.A., or Metrobulk, an unaffiliated third party, to purchase three Panamax drybulk carriers and 14 Kamsarmax drybulk carriers for an aggregate cash purchase price of $735 million (the “Acquisition”). Kamsarmaxes are a Panamax sub-class that have more carrying capacity than typical Panamax designs. These vessels when delivered will have an aggregate cargo-carrying capacity of 1,380,789 dwt. The three Panamax vessels were constructed in 2004. Five of the Kamsarmax vessels were built in 2005 or 2006, and the remaining nine Kamsarmax vessels are under construction at Tsuneishi Shipbuilding Co., Ltd. of Japan. The vessels are expected to be delivered between July 2006 and June 2007. Assuming delivery of these vessels to us on the currently anticipated schedule, our post-Acquisition fleet would have a combined cargo-carrying capacity of 2,296,861 dwt and a dwt weighted average age of 4.0 years in June 2007.

The following table lists each of the vessels in the Acquisition Fleet which we have agreed to purchase along with certain information about the vessels and their charter terms.

			Delivery Date		Charter
Vessel	Type	Dwt	Range	Built	Expiration

Grain Express	Panamax	76,466	9/1/06-10/31/06	4/04	12/31/10
Iron Knight	Panamax	76,429	9/1/06-1/10/07	6/04	12/31/10
Grain Harvester	Panamax	76,417	9/1/06-10/31/06	8/04	8/31/09

			Delivery Date		Charter
Vessel	Type	Dwt	Range	Built	Expiration

Iron Bradyn	Kamsarmax	82,769	9/1/06-10/31/06	2/05	12/31/10
Iron Fuzeyya	Kamsarmax	82,209	9/1/06-10/31/06	1/06	12/31/10
Iron Kalypso	Kamsarmax	82,224	9/1/06-10/31/06	1/06	12/31/10
Ore Hansa	Kamsarmax	82,209	7/20/06-8/31/06	3/06	12/31/10
Santa Barbara	Kamsarmax	82,266	7/20/06-8/31/06	3/06	12/31/10
Iron Elizabeth	Kamsarmax	82,000	7/20/06-8/31/06	*	12/31/10
Iron Vassilis	Kamsarmax	82,000	8/11/06-10/10/06	*	12/31/10
Iron Anne	Kamsarmax	82,000	10/16/06-1/15/07	*	12/31/10
Pascha	Kamsarmax	82,300	11/20/06-1/20/07	*	12/31/10
Iron Lindrew	Kamsarmax	82,300	1/10/07-3/10/07	*	12/31/10
Coal Gypsy	Kamsarmax	82,300	12/31/06	*	12/31/10
Coal Hunter	Kamsarmax	82,300	12/31/06	*	12/31/10
Iron Brooke	Kamsarmax	82,300	3/1/07-5/1/07	*	12/31/10
Iron Manolis	Kamsarmax	82,300	6/30/07	*	12/31/10

Total		1,380,789

*	Under construction.

All of the vessels are under time charter agreements with an affiliate of Bunge Limited, or Bunge, a multinational agribusiness company. Sixteen of the vessels in the Acquisition Fleet are or will become subject to one master time charter with Bunge expiring at the end of 2010. Fourteen of these sixteen vessels are now subject to the master time charter, and the two other vessels (Iron Knight and Iron Bradyn) are currently under separate charters but will become subject to the master time charter following the termination of their current charters. One of the vessels in the Acquisition Fleet, Grain Harvester, is subject to a separate time charter with Bunge which expires on or about August 2009. See “The Company — Our Customers — Bunge Limited” for a description of Bunge and its business activities. See “The Acquisition — Time Charters” for a summary of the terms of the charters with Bunge.

We expect to finance the Acquisition through a combination of the proceeds of a private placement we closed on May 11, 2006 of units consisting of 12% Mandatorily Convertible Preferred Stock and Class A Warrants and borrowings under a proposed new revolving credit facility. Set forth below is a table of the sources and uses of funds to finance the Acquisition:

Sources of Funds	(In millions)	Uses of Funds	(In millions)

Issuance of Preferred Stock	$190.9	Acquisition Price	$735.0
Exercise of Warrants(1)	65.5	Debt Repayment(2)	202.0
Proposed New Revolving Credit Facility	735.0	Acquisition Brokerage Fee(3)	5.0

Total Sources of Funds	$991.4	Bank Fees and Expenses	4.4

		Placement Fees and Expenses	7.4
		Working Capital	27.0

		Total Uses of Funds	$991.4

(1)	Assumes the exercise of 8,182,232 warrants being registered hereby at an exercise price of $8.00 per share of common stock.

(2)	Represents the repayment of debt incurred under our existing revolving credit facility to finance or refinance the purchase of certain of our existing vessels.

(3)	Represents a fee payable to Fortis Bank NV/S.A. in connection with the arrangement of the Acquisition.

Drybulk Shipping Industry Trends

The drybulk shipping industry is fundamental to international trade as it is the only practical and cost effective means of transporting large volumes of many essential commodities. According to Drewry Shipping Consultants, Ltd., or Drewry, since the fourth quarter of 2002, the drybulk shipping industry has experienced the highest charter rates and vessel values in its modern history due to the favorable imbalance between the supply of drybulk carriers and demand for drybulk transportation. However, both charter rates and vessel values have decreased in recent months, as the balance between supply and demand has shifted.

For drybulk shipping, factors that affect the supply of drybulk vessels and demand for transportation of drybulk cargo include:

Supply:

•	Shipyards where new ships are constructed are fully booked through 2008, limiting the number of new drybulk carriers that will enter the market in coming years; and

•	Port congestion worldwide as a result of increased shipping activity and the implementation of stringent security measures has effectively reduced the supply of drybulk carriers that are available for hire at any particular time.

Demand:

•	In general, increasing global production and consumption and international trade have driven the strong demand for drybulk capacity; and

•	In particular, China and India continue to drive demand for drybulk carriers as they continue to expand iron ore exports and steel production, become net importers of coal and increase grain inventories.

Charter rates historically have been very volatile and are affected by many factors outside our control, including the demand for sea-borne commodities. We cannot predict or offer assurances that the current favorable imbalance between supply and demand described above will continue.

Our Competitive Strengths

We believe that the following competitive strengths distinguish us in the drybulk shipping industry:

•	Large and Young Fleet. Upon the delivery of all the vessels we will acquire in the Acquisition, we believe our fleet will be one of the largest in drybulk cargo-carrying capacity and one of the youngest of the now existing drybulk shipping companies publicly traded in the U.S., based on their reports filed with the SEC.

•	Stable Cash Flow from Well-Established and Reputable Charterers. A substantial majority of the vessels in our fleet are employed on time charters to well-established and reputable charterers, which we believe will provide us with steady cash flow and high vessel utilization rates while limiting our exposure to freight rate volatility.

•	Internal Management of Vessel Operations. We believe that providing our own technical management favorably distinguishes us from many of our competitors by allowing us to more closely monitor our operations and offer a high quality of performance, reliability and efficiency.

•	Experienced Management Team and Strong Affiliation with Our Founders. Our executives have considerable experience in the management of the commercial and financial aspects of international shipping businesses. We also have a strong relationship with our Founders, which collectively have considerable experience and relationships in the energy, iron ore and coal industries.

•	Focus on Panamax or Larger Drybulk Vessels. Upon completion of the Acquisition, our fleet will consist entirely of Panamax or larger drybulk vessels. Unlike smaller drybulk vessels, Panamax, Kamsarmax and Capesize vessels are able to efficiently transport the major drybulk commodities to Asian markets from outside the region, and are less vulnerable to market changes in the demand for any single commodity.

•	Increased Flexibility through Use of Sister Ships. Our Existing Fleet consists of four sets of sister ships, which include three sets of Panamax vessels and one set of Capesize vessels. The Acquisition Fleet consists of three sister Panamax vessels and 14 sister Kamsarmax vessels. The ability to substitute ships with identical specifications enhances our fleet’s revenue potential by providing increased flexibility to meet charterers’ schedules. Sister ships also increase our operating efficiencies because technical knowledge can be shared across vessels in a series and economies of scale can be created when ordering spare parts and supplying and crewing vessels.

Our Business Strategy

Our business strategy is to provide reliable seaborne transportation services for drybulk cargoes at a competitive cost. The principal elements of our business strategy consist of:

•	Optimize Charter Planning. We intend to employ a substantial majority of our fleet under time charters to achieve predictable and visible cash flows and increase utilization rates. Our commercial management team plans to balance the mix of short-, medium- and long-term time charters and spot market charters in order to permit us to opportunistically pursue market conditions while allowing us to maintain predictable cash flows.

•	Focus on High Quality Panamax or Larger Drybulk Vessels. We intend to maintain a high quality, cost efficient fleet of Panamax or larger drybulk carriers that meet rigorous industry standards and our charterers’ requirements. Our fleet will enable us to efficiently transport major drybulk commodities such as coal, iron ore and grain to China and other expanding markets.

•	Maintain Low Cost, Highly Efficient Operations. We perform internally the commercial and technical management of our Existing Fleet, and we expect to expand our in-house technical management to take over technical management of the vessels we will acquire in the Acquisition. We believe that utilizing our own commercial and technical management enables us to reduce our operating expenses by eliminating external management fees and commissions.

•	Strategically Expand the Size of Our Fleet. Our goal is to further expand our worldwide presence in the drybulk carrier market. We believe that if we are able to complete the Acquisition and acquire additional vessels in the future, we will be able to capitalize on economies of scale in the management of our fleet, enhance our purchasing power for third party services and goods, maximize our fleet’s utilization and minimize positioning days.

•	Flexible Financial Strategy. In order to fund future acquisitions we intend to pursue a financial strategy that maximizes our flexibility. We expect to fund future acquisitions through a combination of debt incurrences, equity issuances and cash on hand.

•	Leveraging our Founders’ Strategic Relationships. Our Founders and their affiliates have extensive experience and relationships in the coal, steel and iron ore industries. We plan to use these relationships to identify chartering opportunities, make contacts, and gain market intelligence in these core commodities industries.

Our Founders

Affiliates of our Founders beneficially own approximately 25.4% of our outstanding common stock. We refer you to the section titled “Security Ownership” in this prospectus for further information regarding the ownership interests of our Founders.

Our Vessel Management

We commercially manage our fleet through a wholly owned subsidiary, Quintana Management LLC, which arranges the charters for our vessels and the management of our relationships with charterers, and the purchase and sale of vessels into and out of our fleet. For part of 2005, a third-party technical-management company, Blossom Maritime Corporation, handled technical management of a portion of our fleet. By October 2005, we had taken technical management of all of our vessels in house. Technical management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, ensuring regulatory and classification society compliance, appointing supervisors and technical consultants and providing technical support. In October 2005, we obtained our final International Safety Management Code certification, which is valid for five years.

We expect to expand our technical management staff to accommodate the new vessels we will acquire in the Acquisition.

Our Dividend Policy

Our policy is to declare and pay quarterly dividends to our shareholders in amounts our board of directors may from time to time determine are appropriate. Cash available for distribution to our shareholders will be reduced by any reserves our board of directors determines we should maintain. These reserves may cover, among other things, acquisitions of additional assets, drydocking costs, repairs, claims, liabilities and other obligations. We currently intend to reserve a portion of our available cash from operations for these purposes.

While we cannot assure you that we will do so, subject to the limitations set forth below, we expect to declare and pay a minimum dividend per share of our outstanding common stock of $0.84 in 2006 on an annualized basis.

Dividends on the preferred stock will be payable when, as and if declared by our board of directors out of legally available funds, until such time, if at all, the preferred stock is converted into shares of common stock in the conversion. While we cannot assure you that we will do so, subject to the limitations set forth below, we currently intend to pay quarterly dividends on the preferred stock, when, or and if declared by our board of directors out of legally available funds or until such time, if at all, that the preferred stock is converted into shares of common stock in the conversion.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, the amount of discretionary reserves determined by our board of directors, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

On the basis of assumptions set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors That We Expect To Affect Our Business,” we expect to have sufficient cash available to us through the period ending December 31, 2007 to pay dividends, fund our discretionary reserves, if any, and pay certain expenses. The drybulk shipping industry is highly volatile, and we cannot accurately predict the amount of cash dividends that we may make in any period. For more information on cash that we may generate from operations to pay dividends to our shareholders, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors That We Expect To Affect Our Business.”

Our Structure

Quintana Maritime Limited is a holding company incorporated under the laws of the Marshall Islands. We own our vessels through separate wholly owned subsidiaries that are incorporated in the Marshall Islands. We maintain our principal executive offices at Pandoras 13 & Kyprou Street, 166 74 Glyfada, Greece. Our telephone number at that address is 011-30-210-898-6820.

The International Drybulk Shipping Industry

The discussions contained under the sections of this prospectus entitled “Prospectus Summary — Drybulk Shipping Industry Trends,” “The Company” and “The International Drybulk Shipping Industry” have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international drybulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

The Securities

Units:

Component Securities	The securities originally were issued as 2,045,558 units consisting of 2,045,558 shares of 12% Mandatorily Convertible Preferred Stock and 8,182,232 Class A Warrants. Four warrants were issued for each share of preferred stock comprising a unit. The preferred stock and the warrants are not separately transferable until the earliest to occur of 180 days after the closing of the placement, the effective date of this registration statement or such earlier date as Dahlman Rose & Company, LLC may determine. Upon the effectiveness of this registration statement, if such other events have not earlier occurred, the preferred stock and warrants will be separately transferable and the units as such will be cancelled.

Preferred Stock:

Issuer	Quintana Maritime Limited.

Securities	2,045,558 shares of 12% Mandatorily Convertible Preferred Stock, liquidation preference $93.75 per share.

Dividends	Dividends at the per annum rate of 12% of the liquidation preference of $93.75 per share calculated on the basis of a 360-day year, payable quarterly in cash on each February 28, May 30, August 31 and November 30, commencing August 31, 2006 for the initial period beginning on the date of issuance, to holders of record of the preferred stock on the immediately preceding February 22, May 22, August 22 and November 22, when, as and if declared by our board of directors out of legally available funds. Dividends on the preferred stock will be cumulative, and will not bear interest.

Liquidation Preference	$93.75 per share.

Mandatory Exchange	Following a vote of the shareholders of our common stock approving the conversion of the preferred stock into shares of our common stock, all preferred stock will automatically convert into shares of our common stock at a conversion rate of 12.5 shares of common stock for each share of preferred stock, subject to adjustment. The conversion rate will be adjusted, among other reasons, if our common stock is split or combined or if we pay a dividend in shares of common stock. The preferred stock will be convertible into 25,569,475 shares of common stock, subject to adjustment.

Repurchase at Holders’ Option	If the holders of the preferred stock are not offered value at least equivalent to that given the holders of common stock in certain specified transactions, the holders of the preferred stock will have the right to require us to repurchase their shares of preferred stock at the applicable repurchase price referred to herein.

Voting Rights	Except as required by Marshall Islands law and the governing statement of designations, the holders of the preferred stock will have no voting rights.

Warrants:

Issuer	Quintana Maritime Limited

Securities	8,182,232 Class A Warrants

Exercise Price	If the holders of our common stock approve the conversion of the preferred stock into common stock, each warrant will entitle the holder to purchase one common share at an exercise price of $8.00 per share, subject to adjustment.

Expiration Date	The warrants will expire on May 11, 2009.

Mandatory Redemption	If the holders of our common stock do not approve the conversion of our preferred stock into common stock by December 31, 2006, we will be required to redeem the warrants at a cash redemption price of $0.50 per warrant within 45 days after December 31, 2006.

Risk Factors

Investing in our securities involves substantial risks. You should carefully consider all the information in this prospectus prior to investing in our securities. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors.”

Quintana Maritime Limited
Summary Historical Consolidated Financial Data

The following table sets forth summary consolidated financial data as of and for the fiscal period from inception on January 13, 2005 and ended December 31, 2005, and for the three month periods ended March 31, 2006 and 2005. The summary historical consolidated financial data as of and for the three month periods ended March 31, 2006 and 2005 have been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of our financial position and results of operations for such periods. The results from any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results to be expected in the future.

All share amounts and per share data referred to in the table below have been adjusted to reflect the 7,628.984-for-one stock split on July 12, 2005 and the stock dividend payable to our sole shareholder on July 14, 2005, which was distributed on the closing date of the initial public offering.

This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited and unaudited financial statements including the notes thereto, which are included in this prospectus, for the relevant periods and with the information included herein under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

			Period from
			January 13, 2005
	Three Months	Three Months	(inception) to
	Ended March 31,	Ended March 31,	December 31,
	2006	2005	2005

Income Statement Data:
Revenues:
Time charter voyage revenue	$20,911,288	$—	$42,062,000
Revenue from charter operation	1,632,857	—	—
Commissions	(966,030)	—	(1,787,000)

Net revenue	21,578,115	—	40,275,000
Expenses:
Vessel operating expenses	3,771,331	—	6,820,000
Voyage expenses	1,508,130	—	—
General and administrative expenses	2,036,881	156,866	5,301,000
Management fees	—	—	591,000
Depreciation and amortization	6,056,200	—	11,648,000

Total expenses	13,372,542	156,866	24,360,000
Operating income/(loss)	8,205,573	(156,866)	15,915,000
Other expenses:
Interest expense	(2,771,341)	—	(5,367,000)
Interest income	39,231	—	228,000
Finance costs	(63,195)	—	(5,190,000)
Foreign exchange losses and other, net	(42,194)	—	(58,000)

Total other expenses	(2,837,499)	—	(10,387,000)
Net income/(loss)	$5,368,074	$(156,866)	$5,528,000

			Period from
			January 13, 2005
	Three Months	Three Months	(inception) to
	Ended March 31,	Ended March 31,	December 31,
	2006	2005	2005

Earnings/loss) per common share
Basic	$0.23	$(0.02)	$0.39
Diluted	$0.23	$(0.02)	$0.39
Weighted average shares outstanding
Basic	23,387,742	6,319,492	14,134,268
Diluted	23,846,742	6,319,492	14,239,907
Other Financial Data:
Net cash (used in)/from operating activities	$12,354,615	$(20,284)	$25,856,000
Net cash used in investing activities	$(59,016)	$(28,858,930)	$(467,727,000)
Net cash (used in)/from financing activities	$(13,007,816)	$29,587,000	$446,130,000

		December 31,
	March 31, 2006	2005

Balance Sheet Data:
Cash and cash equivalents	$3,546,592	$4,258,809
Total current assets	$6,734,357	$7,227,717
Total non-current assets	$452,209,741	$458,797,898

Total assets	$458,944,098	$466,025,615

Total current liabilities	$6,725,109	$6,602,261
Long term debt	$202,000,000	$210,000,000

RISK FACTORS

You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock and cause you to lose all or part of your investment.

Risks Related to the Acquisition

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

Following the completion of the acquisition of all 17 of our new vessels, we will have substantial indebtedness. We expect that upon the delivery of our contracted fleet of new vessels we will have approximately $735 million of indebtedness outstanding under our proposed new revolving credit facility. We expect that following the Acquisition, we will be a substantially more highly leveraged company than we have been historically. As of March 31, 2006, on an as adjusted basis after giving effect to the incurrence of indebtedness, the issuance of units and the conversion of the preferred stock and the exercise of the warrants, relating to the financing of the Acquisition, we would have had $735.0 million of total debt, as compared to total debt of $208.7 million as of such date on an historical basis. See “Capitalization.” We also expect to incur more indebtedness in connection with future acquisitions. Our high level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

As we expand our business, we may need to improve our operating and financial systems and expand our commercial and technical management staff, and will need to recruit suitable employees and crew for our vessels.

With the acquisition of the additional 17 drybulk vessels, we will more than double the size of our fleet. Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional administrative and management personnel. We cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for dividends to our shareholders may be reduced.

Our acquisition of the new vessels is subject to a number of conditions, which may delay our receipt of revenues.

We have entered into memoranda of agreement with affiliates of Metrobulk for the purchase of the 17 vessels in the Acquisition Fleet. However, the consummation of the Acquisition of these vessels is subject to a number of conditions. We cannot guarantee whether or when all the conditions to the Acquisition will be satisfied or waived, permitting the Acquisition to be consummated when and as currently contemplated. The failure to consummate the Acquisition when and as currently contemplated would delay our receipt of revenues under the time charters for the new vessels, and therefore materially and adversely affect our results of operations and financial condition.

Delays in deliveries of newbuildings to be purchased in the Acquisition could materially and adversely harm our operating results.

The nine newbuildings that we have agreed to purchase in the Acquisition are scheduled to be delivered at various times over approximately the next year. The delivery of these vessels could be delayed, which would delay our receipt of revenues under the time charters for these vessels, and thereby adversely affect our results of operations and financial condition.

The delivery of the newbuildings could be delayed because of:

•	work stoppages or other labor disturbances or other event that disrupts the operations of the shipbuilder;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipbuilder;

•	hostilities, political or economic disturbances in the country where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with the shipbuilder.

In addition, the shipbuilding contracts for the new vessels contains a “force majeure” provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. If delivery of a vessel is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders. See “The Acquisition — Terms of Acquisition — Involvement in Construction.”

In addition, while we will purchase the vessels from Metrobulk or its affiliates, Metrobulk is itself not in direct privity with the shipyard with respect to several of the newbuildings. Accordingly, neither the sellers nor we may be in a position to fully monitor the progress of the newbuildings or the compliance of the construction with expected specifications. See “The Acquisition — Terms of Acquisition — Involvement in Construction.”

Problems in deliveries of secondhand vessels to be purchased in the Acquisition could materially and adversely affect our operating results.

With respect to the delivery of the secondhand vessels we have contracted to purchase in the Acquisition, certain events may arise which result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these secondhand vessels with substantial defects could have similar consequences. We intend to conduct only a limited inspection of these secondhand vessels. Any of these events could reduce our receipt of revenues under the time charters for these vessels, and thereby materially and adversely affect our results of operation and financial condition.

If we cannot complete the purchase of any of the vessels, we may use a portion of the proceeds of the private placement for corporate purposes with which you may not agree.

If the seller of the vessels that we have agreed to purchase in the Acquisition fails to deliver the vessels to us as agreed, or if we cancel a purchase because a seller has not met its obligations, our management will have the discretion to apply the proceeds of the private placement that we would have used to purchase those vessels to acquire other vessels, including vessels that serve other shipping sectors and markets. In particular, certain events may arise that could result in our not taking delivery of a vessel, such as the failure of the seller to tender the vessel for delivery prior to a date established in the relevant memorandum of agreement, a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. We have not escrowed the proceeds from the private placement and will not return the proceeds to investors in the private placement if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels, if at all. During this period, the portion of the proceeds of the private placement originally planned for the acquisition of these vessels will be invested on a short-term basis and therefore will not yield returns at rates comparable to those that these vessels might have earned. Moreover, if we are able to purchase replacement vessels, such vessels may not generate as much cash flow as the applicable vessels in the Acquisition Fleet.

We cannot assure you that we will be able to enter into our proposed new revolving credit facility or borrow adequate amounts under our proposed revolving credit facility.

We have received an executed commitment letter from a prospective lender with respect to a new proposed $735 million revolving credit facility to fund the acquisition of our new vessels and refinance the indebtedness under our existing revolving credit facility. The proposed new revolving credit facility is subject to a number of conditions, including the entry into definitive agreements. We cannot assure you that we will be able to obtain a credit facility or do so on acceptable terms.

If we do enter into our proposed new revolving credit facility, our ability to borrow amounts under our credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. There will be restrictions on the amount that can be advanced to us under the revolving credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and, in certain circumstances, based additionally on the capacity of the vessel, and the price at which we acquired the vessel and other factors. Prior to each drawdown, we will be required, among other things, to meet specified financial ratios and other requirements. To the extent that we are not able to satisfy these requirements, we may not be able to draw down the full amount under our revolving credit facility. We may be required to prepay amounts borrowed under our proposed new revolving credit facility if we experience a change of control.

If the holders of our common stock do not approve the conversion, the warrants will not become exercisable and we will not receive the proceeds of the exercise to pay a portion of the purchase price of the Acquisition.

We expect to fund a portion of the purchase price of the Acquisition and our working capital requirements from the aggregate exercise price of the warrants. If the holders of common stock do not approve the conversion, the warrants will not become exercisable and we will be required to redeem the warrants at a price of $0.50 per share. As a result, we will not receive the expected proceeds of approximately $65.5 million from the exercise but will instead be required to pay a redemption price of $4.1 million in respect of the warrants. In such event, we would have a shortfall in our expected sources of funds and would be required to find additional financing to fund the shortfall. We cannot assure you that we could do so, or do so on favorable terms.

Even if the holders of our common stock approve the conversion, warrant holders may not find it in their interest to exercise the warrants and we may not receive the proceeds of the exercise to pay a portion of the purchase price of the Acquisition.

We expect to fund a portion of the purchase price of the Acquisition and our working capital requirements from the aggregate exercise price of the warrants. If the holders of common stock approve the conversion, but the fair market value of our common stock is trading below the $8.00 exercise price of the warrants, it is highly unlikely that the holders thereof will find it in their interest to exercise them at that time. In such event, we would have a shortfall in our expected sources of funds, and would be required to find additional financing to fund the shortfall. We cannot assure you that we could do so, or do so on favorable terms.

Restrictive covenants in our proposed new revolving credit facility will impose financial and other restrictions on us, including our ability to pay dividends.

Our proposed new revolving credit facility will impose operating and financial restrictions on us and will require us to comply with certain financial covenants. These restrictions and covenants may limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under our proposed new revolving credit facility or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. If we do not comply with the restrictions and covenants in our proposed revolving credit facility, we will not be able to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

The assumptions underlying certain prospective information following the Acquisition are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecast.

The information set forth in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors That We Expect To Affect Our Business” includes certain forward-looking information for the periods indicated. This forward-looking information has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecast. If we do not achieve the forecast results, we may not be able to pay our expected regular dividends on the common stock or the preferred stock, in which event the market price of the common stock and the value of the preferred stock and warrants may decline materially.

We will derive all of our revenues with respect to the Acquisition Fleet from one charterer, and the loss of this charterer or any time charter or any vessel could result in a significant loss of revenues and cash flow.

Bunge and its affiliates initially will be the only charterer of the acquired vessels. As a result, Bunge’s payments to us will be our sole source of operating cash flow from these vessels over the term of the governing master time charter expiring December 31, 2010. After we acquire the vessels, Bunge and its affiliates will account for a substantial majority of our revenues. Bunge therefore will have a substantial amount of leverage in any discussions or disputes it may have with us, which it may choose to exercise to our disadvantage. Because most of the time charters with Bunge provide for annual rate determinations within an agreed rate structure during certain periods, Bunge may have the opportunity to apply such leverage to such rate determinations. In addition, at any given time in the future, if Bunge were to experience financial difficulties, we cannot assure you that Bunge would be able to make charter payments to us or make them at the levels provided for in our master time charter with Bunge. If Bunge is unable to make charter payments to us, or makes them at a significantly lower level than we expect, our results of operations and financial condition will be materially adversely affected.

We could lose Bunge or another party as a charterer or the benefits of a time charter if:

•	the charterer fails to make charter payments to us;

•	the vessel is off-hire for more than 20 days in any year for reasons other than drydocking required to maintain a vessel’s status with its classification society; or

•	we are unable to reach an agreement in advance with Bunge on the level of charter hire to be paid to us within a specified daily hire rate range in any year.

If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us as in the original time charter. In the worst case, we may not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

We initially will depend on Bunge, which is an agribusiness, for all of our revenues from the Acquisition Fleet and therefore we are exposed to risks in the agribusiness market.

Bunge and its affiliates initially will charter all of the vessels in the Acquisition Fleet. Accordingly, our business will be exposed to all the economic and other risks inherent in the agribusiness market. Changes in the economic, political, legal and other conditions in agribusiness could adversely affect our business and results of operations. Based on Bunge’s filings with the SEC, these risks include the following, among others:

•	The availability and demand for the agricultural commodities and agricultural commodity products that Bunge uses and sells in its business can be affected by weather, disease and other factors beyond its control.

•	Bunge is vulnerable to cyclicality in the oilseed processing industry.

•	Bunge is vulnerable to increases in raw material prices.

•	Bunge is subject to economic and political instability and other risks of doing business globally and in emerging markets.

Deterioration in Bunge’s business as a result of these or other factors could have a material adverse impact on Bunge’s ability to make timely charter hire payments to us and to renew its time charters with us. This could have a material adverse impact on our financial condition and results of operations.

Most of the Bunge charters provide for daily hire rates beginning in 2007 that are to be negotiated within specified ranges, which may result in revenues for certain vessels below the levels we have forecast.

The Bunge master charter agreement provides for daily hire rates beginning in 2007 that are to be negotiated within specified ranges. See “The Acquisition — Time Charters.” The low ends of such ranges are below the daily hire rates assumed in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors That We Expect To Affect Our Business.” If the actual daily hire rate for one or more vessels were below the assumed rate, our results of operations could be materially and adversely affected. The Bunge master charter agreement also provides that in the event the parties are unable to reach agreement in respect of rates for the following year, the contract will be automatically terminated. If any such termination occurred, particularly during a depressed charter hire market, we may be unable to rehire the applicable vessels at favorable rates or at all, and our results of operations may be materially and adversely affected.

We may sell one or more of the 17 drybulk vessels that we have agreed to purchase in the Acquisition and forego any anticipated revenues and cash flows from operating any of the vessels we sell.

While we intend to purchase all 17 drybulk vessels in the Acquisition, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. We will review any such opportunity and may conclude that the sale of one or more vessels would be in our best interests. If we sell a vessel, we would forego any anticipated revenues and anticipated cash flows from operating the vessel over its useful life.

Risks Relating to the Preferred Stock and the Warrants

We cannot assure you that our board of directors will declare dividends on the preferred stock or common stock.

The declaration and payment of dividends, if any, on our preferred stock, and on any of our common stock issuable upon conversion of the preferred stock or exercise of the warrants, will always be subject to the discretion of our board of directors, the requirements of Marshall Islands law and restrictive covenants under our proposed new revolving credit facility. The timing and amount of any dividends declared, if any, on our preferred stock or common stock will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, provisions of Marshall Islands law governing the payment of dividends and restrictive covenants in our existing and future debt instruments. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any, including as a result of the risks described in this section of the prospectus. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of our operating cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into new financing or other agreements that will restrict our ability to pay dividends.

Under the terms of our proposed new revolving credit facility, we will not be permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed New Revolving Credit Facility.”

Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends, and our subsidiaries may not have sufficient funds or surplus to make distributions to us.

If the holders of our common stock do not approve the conversion of the preferred stock for shares of common stock, your shares of preferred stock will not convert into shares of common stock and your warrants will not become exercisable to purchase shares of our common stock under any circumstances.

The statement of designations governing the preferred stock provides that following a vote of the shareholders of our common stock approving the conversion of our common stock for preferred stock, all preferred stock will automatically convert into shares of our common stock at an conversion rate of 12.5 shares of common stock for each share of preferred stock, subject to adjustment, at any time.

We are preparing a preliminary proxy statement to file with the SEC and, following clearance of definitive proxy materials by the staff of the SEC, expect to solicit the approval of the holders of our common stock to this conversion at a special meeting to be called to consider this proposal. However, we cannot predict as of the date hereof when any such proxy statement will be available to be mailed or when any such special meeting will be called, and cannot assure you whether, or when, the holders of our common stock will approve the conversion. If the holders of our common stock do not approve this conversion, then your preferred stock will not convert into shares of our common stock and your warrants will not become exercisable to purchase shares of our common stock under any circumstances. As a result, you may hold a security that does not have many of the benefits of our common stock, including full voting rights and quotation on the Nasdaq National Market. In addition, your investment in the preferred stock likely will diminish in value if the holders of our common stock do not approve this conversion. In such event, the continued existence of the preferred stock may cause the value of our common stock to diminish in value as well, which would adversely affect us and thereby may further cause the preferred stock to diminish in value.

Future sales of our common stock may result in a decrease in the market price of our common stock, even if our business is doing well.

The market price of our common stock could decline due to the issuance and subsequent sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur following the conversion of the shares of preferred stock and the exercise of the warrants. This could make it more difficult to raise funds through future offerings of common stock or securities convertible into common stock.

We had outstanding 24,148,242 shares of our common stock, based on the number of shares of common stock outstanding as of May 31, 2006. Upon conversion of the 2,045,558 shares of preferred stock we sold in the placement, assuming a conversion rate of 12.5 shares of common stock for each share of preferred stock, we would have an additional 25,569,475 shares of common stock outstanding, or a total of 49,717,717 shares of common stock, all of which may be resold in the public market following the effectiveness of our resale registration statement. Assuming an exercise of the warrants to purchase common stock, we would have an additional 8,182,232 shares of common stock outstanding or a total of 57,899,949 shares of common stock, all of which may be resold in the public market following the effectiveness of our resale registration statement. In addition, certain of these shares of common stock may be sold in the public markets at any time, subject to the volume and other limitations of Rule 144 under the Securities Act.

No public market exists for the units, the preferred stock or the warrants.

The units, the preferred stock and the warrants are new issues of securities with no established trading market. We do not intend to list the units, the preferred stock or the warrants for trading on any national securities exchange or arrange for any quotation system to quote prices for them. The placement agents have informed us that they intend to make a market in the preferred stock after this offering is completed. However, the placement agents are not obligated to do so and may cease market-making activities at any time. As a result, we cannot assure you that an active trading market will develop for the preferred stock or the warrants.

Risks Related to the Business

Because we are a new company with a limited operating history, we may be less successful in implementing our business strategy than a more seasoned company.

We were formed in January 2005. Three of the vessels in our Existing Fleet commenced operations in April 2005, and the remaining seven vessels in our Existing Fleet commenced operations between May 2005 and November 2005. We have a limited performance record and operating history; therefore, we may be less successful in implementing our business strategy than a more seasoned company.

We cannot assure you that our board of directors will declare dividends.

For the second quarter and third quarter of 2005, we declared quarterly dividends to shareholders in the amounts of $0.05 and $0.20 per share, respectively. For each of the fourth quarter of 2005 and the first quarter of 2006, we declared quarterly dividends to shareholders in the amount of $0.21 per share. In 2006, our board of directors set its current policy, which is to establish a minimum annualized dividend at the beginning of each fiscal year. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared, if any, will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, provisions of Marshall Islands law governing the payment of dividends, restrictive covenants in our existing and future debt instruments, and current and expected market conditions. The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any, including as a result of the risks described in this section of the prospectus. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of our operating cash flow and debt and equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into new financing or other agreements that will restrict our ability to pay dividends.

Under the terms of our existing revolving credit facility, we will not be permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. In addition, we are generally not permitted to pay dividends in excess of 65% of our free cash flow. Furthermore, we may not pay any dividends if the value of the collateral securing the credit facility is less than 135% of the amount of loans and letters of credit outstanding under the facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Existing Revolving Credit Facility — Restrictive Covenants.” Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends. Moreover, our existing revolving credit facility contains covenants prohibiting us from paying dividends if there is a default thereunder or if a default would result from the payment of such dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Existing Revolving Credit Facility.” We can give no assurance that dividends will be paid in the future.

We expect our proposed new revolving credit facility to contain restrictions on our ability to pay dividends similar to the terms of our existing revolving credit facility if we are in default of specified financial covenants or other covenants set forth in our proposed new revolving credit facility.

Our earnings may be adversely affected if we do not successfully employ our vessels on medium- or long-term time charters or take advantage of favorable opportunities in the spot market.

We expect to employ the majority of our vessels primarily on medium- and long-term time charters. Although medium- and long-term charters provide relatively steady streams of revenue, our vessels committed to such charters may not be available for immediate chartering for spot charters during periods of increasing charter hire rates when spot voyages might be more profitable. If we cannot recharter these vessels on new medium- or long-term charters following the expiration of previous charters, or employ them in the spot market profitably, our results of operations and operating cash flow may suffer. We cannot assure you that future charter hire rates will enable us to operate our vessels profitably.

We may have difficulty properly managing our planned growth through acquisitions of additional vessels.

We intend to grow our business through selective acquisitions of additional vessels. Our future growth will primarily depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

•	enlarging our customer base;

•	managing our expansion; and

•	obtaining required financing on acceptable terms.

During periods in which charter hire rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

We cannot assure you that we will be able to borrow amounts under our proposed new revolving credit facility, which we will need to fund the acquisition of vessels in the Acquisition Fleet.

Our ability to borrow amounts under our proposed new revolving credit facility will be subject to satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each borrowing, we will be required, among other things, to provide the lenders with acceptable valuations of the vessels in our fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to borrow amounts under our proposed new revolving credit facility.

Restrictive covenants in our existing revolving credit facility impose, and our proposed new revolving credit facility and any other future debt facilities will impose, financial and other restrictions on us.

The revolving credit facility imposes, and any future debt facility will impose, operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•	pay dividends or make capital expenditures if we do not repay amounts drawn under the revolving credit facility when due, if there is a default under the revolving credit facility or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; and

•	enter into a new line of business.

Our existing revolving credit facility requires us, and our proposed new revolving credit facility will require us, to maintain various financial ratios and meet various financial tests. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Existing Revolving Credit Facility — Financial Covenants” and “— Proposed New Revolving Credit Facility — Financial Covenants.” The failure to comply with such covenants would materially and adversely affect our business, financial condition, results of operations and ability to pay dividends. As of March 31, 2006, we were in compliance with these covenants. If we breach any of these covenants, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to our shareholders, finance our future operations, make acquisitions or pursue business opportunities.

Servicing future indebtedness would limit funds available for other purposes, such as the payment of dividends.

We intend to finance our future fleet expansion program in part with secured indebtedness. We may incur other indebtedness in the future. While we may seek to refinance amounts drawn or incurred, we cannot assure you that we will be able to do so on terms that are acceptable to us or at all. If we are not able to refinance these amounts on terms acceptable to us or at all, we will have to dedicate cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under any future debt agreements or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes, such as the payment of dividends. If we are unable to meet our debt obligations, or if we otherwise default under any future debt agreements, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life our revenue will decline.

Unless we maintain cash reserves for vessel replacement we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends. While we have not set aside cash reserves to date, pursuant to our dividend policy, we expect to pay out only a specified amount of our available cash from operations so as to retain funds for capital expenditures, working capital and debt service. In periods where we make acquisitions, our board of directors may limit the amount of our cash from operations available to pay dividends. See “Dividend Policy.”

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

Our current business strategy includes the acquisition of high-quality secondhand vessels. While we have the right to inspect previously owned vessels prior to purchase, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. Secondhand vessels may have conditions or defects that we were not aware of when we bought the vessel and that may require us to incur costly repairs to the vessels. If this were to occur, such hidden defects or problems may be expensive to repair when detected, and if not detected may result in accidents or other incidents for which we may become liable to third parties. Repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our costs. We do not expect to receive the benefit of warranties on secondhand vessels. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology.

Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

When our time charters end, we may not be able to replace them promptly or with profitable ones.

We cannot assure you that we will be able to obtain charters at comparable rates or with comparable charterers, if at all, when the charters on the vessels in our fleet expire. The charterers under these charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as the charters expire, unless management determines at that time to employ the vessel in the spot market. We cannot assure you that we will succeed. Failure to obtain replacement charters will reduce or eliminate our revenue, our ability to expand our fleet and our ability to pay dividends to shareholders.

If drybulk vessel charter hire rates are lower than they are now, we may have to enter into charters with lower charter hire rates. Also, it is possible that we may not obtain any charters. In addition, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs.

Charterers may default on time charters that provide for above-market rates.

If we enter into time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may default under those charters. We intend to enter into time charters only with reputable counterparties, but we cannot assure you that such counterparties will not default on the charters. If a charterer defaults on an above-market time charter, we will seek the remedies available to us, which may include arrest of the vessel and arbitration or litigation to enforce the contract. After a charterer defaults on a time charter, we will likely have to enter into charters at lower rates. It is also possible that we would be unable to secure a charter at all. If we recharter the vessel at lower rates, our revenues will be reduced.

Contracts of affreightment may result in losses.

Our subsidiary Quintana Logistics LLC may seek to enter into contracts of affreightment. Contracts of affreightment may subject us to risks we do not usually bear in our time-charter business. Because we will usually be paid a per-ton rate under a contract of affreightment but will charter in ships from third parties on a daily-rate basis, we will be exposed to volatility in freight rates between our execution of the contract of affreightment and chartering in of vessels. In addition, we will generally bear risks associated with the length of the voyages, including canal-passage delays, port congestion, inclement weather, and other factors. If these delays occur, we will still be bound to pay charterhire on the ships carrying the cargo, but we will not receive additional amounts under the contract of affreightment. Consequently, delays may reduce our profits under the contract or result in significant losses.

The international dry bulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We will employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter hire rates than we are able to offer.

We may be unable to retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team, which was formed beginning in January 2005. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

Risks associated with operating oceangoing vessels could negatively affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of oceangoing vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Any of these circumstances or events could increase our costs or lower our revenues. Because we only have ten vessels in our Existing Fleet, loss or damage to any one or more of our vessels would have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends. In addition to any economic cost, the involvement of our vessels in an environmental disaster may harm our reputation. Our lack of operating history may increase these risks.

The operation of drybulk carriers has certain unique operational risks.

With a drybulk carrier, the cargo itself and its interaction with the ship may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our vessels may suffer damage and we may face unexpected costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay costs not covered by our insurance.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance for the vessels of which we have taken delivery includes hull and machinery insurance, war risks insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance. We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which increase our costs in the event of a claim or decrease any recovery in the event of a loss.

If we acquire additional drybulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We expect to acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our Existing Fleet has a dwt weighted average age of approximately 7.0 years as of December 31, 2005. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may earn United States source income that is subject to tax, thereby reducing our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of gross income attributable to shipping transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income. Such income generally will be subject to a 4% U.S. federal income tax without allowance for deduction, unless we qualify for an exemption from such tax under Section 883 of the Code. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. In addition, our ability to qualify for the exemption will depend upon our interpretation of Treasury regulations promulgated under Section 883 of the Code, which is subject to uncertainty following certain recent statutory changes described in more detail in Note 2 to our consolidated financial statements for the period ending December 31, 2005, “Significant Accounting Policies — Income Taxes.” While we do not expect to have a material amount of gross income attributable to shipping transportation that begins or ends in the United States, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. Moreover, we can give no assurance that the trading pattern of our ships will not change in the future. As a result, our liability for tax could become material and our net income and cash flow would be reduced by the amount of the applicable tax.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our operations as of December 31, 2005, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Since we expect to derive substantially all of our income each year from the time chartering and voyage chartering activities of our wholly owned subsidiaries, we believe that such income will be treated for relevant U.S. federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute “passive income,” and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of that income, in particular our vessels, should not constitute passive assets for purposes of determining whether we are a PFIC in any taxable year.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for a preferential rate of federal income taxation.

Legislation was recently introduced in the United States Senate that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements.

Consequently, if this legislation were enacted the preferential rate of federal income tax may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

Because we expect to generate all of our revenues in U.S. Dollars but may incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We expect to generate all of our revenues in U.S. Dollars. We expect to incur a portion of our operating expenses in currencies other than U.S. Dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the other currencies, in particular the Euro. Expenses, including extraordinary expenses, incurred in foreign currencies against which the U.S. Dollar falls in value will be higher in U.S. Dollar terms, resulting in a decrease in our operating income. We have not hedged against exchange-rate risk. Our operating results could suffer as a result.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We expect to derive a significant part of our revenue from a limited number of customers. If one or more of these customers terminates its charter or chooses not to recharter our vessel or is unable to perform under its charter with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter for many different reasons, including if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise; or

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law, which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to seek to obtain funds from other sources to pay dividends.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

We are a recently formed company. Our current operating and financial systems may not be adequate as we continue operations and implement our plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. We cannot guarantee that we or our crewing agent will be able to hire suitable employees as we expand our fleet. This task will be made more difficult by our strategy of maintaining single nationality crews. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to develop and maintain effective financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

Risk Related to the Industry

The international drybulk shipping sector is extremely cyclical and volatile; these factors may lead to reductions and volatility in our charter hire rates, vessel values and results of operations.

The drybulk shipping industry is extremely cyclical with attendant volatility in charter hire rates and industry profitability. The degree of charter hire rate volatility among different types of drybulk carriers has varied widely, and charter hire rates for drybulk carriers are currently above historical averages. When we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected as we do not expect to be able to substantially lower our operating costs during periods of industry weaknesses. In addition, a decline in charter hire rates will likely cause the value of our vessels to decline. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic conditions;

•	environmental and other regulatory developments;

•	the distance drybulk is to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	vessel casualties;

•	the number of vessels that are out of service;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	port congestion.

We anticipate that the future demand for our drybulk carriers will be dependent upon, among other things, continued economic growth in the world’s economies, including China and India, and will be influenced by seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. We believe the capacity of the global drybulk carrier fleet will increase. If the supply of drybulk carrier capacity increases and the demand for drybulk carrier capacity does not increase or increases less quickly, the charter hire rates paid for our vessels could materially decline. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Charter hire rates in the drybulk sector are above historical averages and future growth will depend on continued economic growth in the world economy that exceeds the capacity of the growing world fleet’s ability to match it.

Charter hire rates for the drybulk sector are above historical averages. We anticipate that future demand for our drybulk carriers, and in turn our future charter hire rates, will be dependent upon continued economic growth in the world’s economy, particularly in China and India, and will be influenced by seasonal and regional changes in demand and changes in the capacity of the world’s fleet. We believe the capacity of the world’s fleet will increase and there can be no assurance that economic growth will continue. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk carriers could cause a decline in charter hire rates which could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

We may not be able to draw down the full amount under our revolving credit facility if the market value of our vessels declines.

The fair market value of drybulk vessels has generally experienced high volatility and market prices for secondhand drybulk carriers are currently above historical averages. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings.

The terms of our proposed new revolving credit facility include the requirement that, in connection with vessel acquisitions, amounts borrowed not exceed a specified percentage of the value of the vessels securing our obligations under the facility. If the value of our vessels declines because of the factors described in the previous paragraph or for any other reason, we might not be able to satisfy this requirement and, accordingly, may not be able to draw down funds to fund vessel acquisitions.

We may breach some of the covenants under our revolving credit facility if the market price of our vessels, which are currently above historical levels, declines.

Our revolving credit facility contains a covenant requiring that the aggregate market value of the vessels in our fleet at all times exceeds a specified percentage of the aggregate principal amount of debt outstanding under the facility. If the market value of our vessels decreases, we may breach some of the covenants contained in our revolving credit facility. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could have a material adverse effect on our financial condition and results of operations. We expect our proposed new revolving credit facility will contain terms similar to the terms of our existing revolving credit facility.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to pay dividends.

Seasonal fluctuations in industry demand could adversely affect our operating results and the amount of available cash with which we can pay dividends.

We will operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, we expect our revenues to be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, we expect our revenues to be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our business, financial condition, results of operations and ability to pay dividends.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flow and net income.

Our business and the operations of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country of their registration in order to protect against potential environmental impacts. As a result of highly publicized accidents in recent years, government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions are considering regulating the management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. While we cannot in every instance predict the extent of the costs that will be required to comply with these requirements, environmental regulations should apply to all vessels registered in countries that have ratified the various conventions upon which such requirements are based, and should therefore apply to most of our competitors to the same extent as they apply to us.

These requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages, personal injury and property damage claims in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations.

Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our unit holders. For additional information on these and other environmental requirements, you should carefully review the information contained in “The Company — Environmental and Other Regulations.”

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels does not maintain its class or fails any Annual Survey, Intermediate Survey or Special Survey, the vessel will be unable to trade between ports and will be unemployable. Moreover, as a result, we could be in violation of certain covenants in our revolving credit facility, all of which would negatively impact our revenues and liquidity.

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners and ship managers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. We have obtained our own ISM Code certification to operate our vessels.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could cause us to default on a charter, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one or more vessels in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter hire rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends.

An economic slowdown in Asia could have a material adverse effect on our business, financial position and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in Asia. As a result, a negative change in economic conditions in any Asian country, particularly China or India, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, India and China have been some of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese and Indian economies will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China, India and elsewhere. Our business, financial position, results of operations, ability to pay dividends, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

World events could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world financial markets, which may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. In addition, political tensions or conflicts in the Asia Pacific Region, particularly involving China, may reduce the demand for our services. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

USE OF PROCEEDS

The preferred stock, warrants and common stock issuable upon conversion of the preferred stock and the exercise of the warrants are being offered solely for the accounts of the selling holders. We will not receive any proceeds from the sale of these securities.

DIVIDEND POLICY

Our policy is to declare and pay quarterly dividends to our shareholders. Cash available for distribution to our shareholders will be reduced by any reserves our board of directors determines we should maintain. These reserves may cover, among other things, acquisitions of additional assets, drydocking costs, repairs, claims, liabilities and other obligations. We currently intend to reserve a portion of our available cash from operations for these purposes.

While we cannot assure you that we will do so, subject to the limitations set forth below, we expect to declare and pay a minimum dividend per share of our outstanding common stock of $0.84 in 2006 on an annualized basis.

Dividends on the preferred stock will be payable when, as and if declared by our board of directors out of legally available funds, until such time, if at all, the preferred stock is converted into shares of common stock in the conversion. While we cannot assure you that we will do so, subject to the limitations set forth below, we currently intend to pay quarterly dividends on the preferred stock, when, or and if declared by our board of directors out of legally available funds or until such time, if at all, that the preferred stock is converted into shares of common stock in the conversion. So long as shares of our preferred stock remain outstanding, no dividends or other distributions may be disclosed or paid upon any share of our common stock unless all accumulated and unpaid dividends have been declared and paid upon all of the outstanding shares of preferred stock.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, the amount of discretionary reserves determined by our board of directors, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

We believe that, under current law, our dividend payments on our preferred stock will not constitute “qualified dividend income” but that our dividend payments on our common stock will constitute “qualified dividend income” to the extent paid out of earnings and profits and as such non-corporate United States shareholders will generally be subject to a 15% United States federal income tax rate with respect to such common stock dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this prospectus entitled “Tax Considerations” for additional information relating to the tax treatment of our dividend payments. Please also see “Risk Factors” for a discussion of proposed legislation affecting the taxation of dividends received from non-U.S. corporations.

On the basis of assumptions set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors That We Expect To Affect Our Business,” we expect to have sufficient cash available to us through the period ending December 31, 2007 to pay dividends, fund our discretionary reserves, if any, and pay certain expenses. The drybulk shipping industry is highly volatile, and we cannot accurately predict the amount of cash dividends that we may make in any period. For more information on cash that we may generate from operations to pay dividends to our shareholders, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors That We Expect To Affect Our Business.”

Under the terms of our proposed new revolving credit facility, we will not be permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations —  Proposed New Revolving Credit Facility.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2006:

•	on an actual basis;

•	on an adjusted basis to give effect to:

–	the issuance of the units in the placement at an offering price of $93.75 per unit;

–	the application of the net proceeds of the placement to finance a portion of the purchase price of the new vessels; and

–	the incurrence of $735 million principal amount of secured bank indebtedness under our proposed new revolving credit facility following the placement to finance a portion of the purchase price of the new vessels, assuming for these purposes that all of the new vessels are delivered and paid for simultaneously, and to refinance secured bank indebtedness incurred to finance or refinance a portion of the purchase price of certain of our existing Panamax and Capesize drybulk vessels; and

•	on a further adjusted basis to give effect to the conversion of the preferred stock into shares of common stock after approval by the holders of our common stock of the conversion.

The following should be read in conjunction with the our historical consolidated financial statements and the related notes thereto, and the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2006
		As Adjusted for the		As Further Adjusted
		Placement and Debt		for Conversion of
	Actual	Incurrences		the Preferred Stock
	(Dollars in thousands)

Cash and Cash Equivalents	$3,547	$3,547		$3,547

Debt:
Warrants	—	4,091	(1)	—	(2)
Long-term debt	202,000	735,000		735,000

Total Debt	$202,000	$739,091		$735,000

12% Mandatorily Convertible Preferred Stock at $0.1 par value: 10,000,000 authorized, actual and as further adjusted — none issued and outstanding; as adjusted — 2,045,558 shares issued and outstanding	—	179,445	(1)	—
Shareholders’ equity:
Common stock at $.01 par value: 100,000,000 shares authorized, actual and as adjusted — 23,846,742 shares issued and outstanding; as further adjusted — 49,416,217 shares issued and outstanding	$238	$238		$494
Additional paid-in capital	254,733	254,733		438,013	(2)
Deferred stock-based compensation	(4,752)	(4,752)		(4,752)

Total shareholders’ equity	$250,219	$250,219		$433,755

Total capitalization	$452,219	$1,168,755		$1,168,755

(1)	Reflects the allocation of the net proceeds received of $183.5 million between (a) the preferred shares and (b) the cash redemption value of the warrants ($0.50 each) in the event our common shareholders do not approve the conversion of the preferred stock into common stock by December 31, 2006. The 12% Mandatorily Convertible Preferred Stock is classified outside of permanent equity as the holders of the preferred stock have the right, at their option, to require the Company to repurchase any or all shares of the preferred stock at a fixed price following the occurrence of certain events as described in “Description of the Preferred Stock — Repurchase at Holder’s Option.”

(2)	Includes the reclassification of the cash redemption value of the warrants to paid-in-capital following the approval our common shareholders of the conversion of the preferred stock into common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data as of and for the fiscal period from inception on January 13, 2005 and ended December 31, 2005, and for the three month periods ended March 31, 2006 and 2005. The selected historical consolidated financial data as of and for the three month periods ended March 31, 2006 and 2005 have been derived from our unaudited consolidated condensed financial statements, which were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of our financial position and results of operations for such periods. The results from any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. Historical results are not necessarily indicative of the results to be expected in the future.

All share amounts and per share data referred to in the table below have been adjusted to reflect the 7,628.984-for-one stock split on July 12, 2005 and the stock dividend payable to Company’s sole shareholder on July 14, 2005, which was distributed on the closing date of the initial public offering.

This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited and unaudited financial statements including the notes thereto, which are included in this prospectus, for the relevant periods and with the information included herein under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

			Period from
			January 13,
	Three Months	Three Months	2005
	Ended	Ended	(Inception) to
	March 31,	March 31,	December 31,
	2006	2005	2005

Income Statement Data:
Revenues:
Time charter voyage revenue	$20,911,288	$—	$42,062,000
Revenue from charter operation	1,632,857	—	—
Commissions	(966,030)	—	(1,787,000)

Net revenue	21,578,115	—	40,275,000
Expenses:
Vessel operating expenses	3,771,331	—	6,820,000
Voyage expenses	1,508,130	—	—
General and administrative expenses	2,036,881	156,866	5,301,000
Management fees	—	—	591,000
Depreciation and amortization	6,056,200	—	11,648,000

Total expenses	13,372,542	156,866	24,360,000
Operating income/(loss)	8,205,573	(156,866)	15,915,000
Other expenses:
Interest expense	(2,771,341)	—	(5,367,000)
Interest income	39,231	—	228,000
Finance costs	(63,195)	—	(5,190,000)
Foreign exchange losses and other, net	(42,194)	—	(58,000)

Total other expenses	(2,837,499)	—	(10,387,000)
Net income/(loss)	$5,368,074	$(156,866)	$5,528,000

Earnings/(loss) per common share
Basic	$0.23	$(0.02)	$0.39
Diluted	$0.23	$(0.02)	$0.39

			Period from
			January 13,
	Three Months	Three Months	2005
	Ended	Ended	(Inception) to
	March 31,	March 31,	December 31,
	2006	2005	2005

Weighted average shares outstanding
Basic	23,387,742	6,319,492	14,134,268
Diluted	23,846,742	6,319,492	14,239,907
Other Financial Data:
Net cash (used in)/from operating activities	$12,354,615	$(20,284)	$25,856,000
Net cash used in investing activities	$(59,016)	$(28,858,930)	$(467,727,000)
Net cash (used in)/from financing activities	$(13,007,816)	$29,587,000	$446,130,000

	March 31, 2006	December 31, 2005

Balance Sheet Data:
Cash and cash equivalents	$3,546,592	$4,258,809
Total current assets	$6,734,357	$7,227,717
Total non-current assets	$452,209,741	$458,797,898

Total assets	$458,944,098	$466,025,615

Total current liabilities	$6,725,109	$6,602,261
Long term debt	$202,000,000	$210,000,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical consolidated financial statement and the notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section titled “Risk Factors” and elsewhere in this prospectus.

Executive Overview

We are an international provider of drybulk marine transportation services that was incorporated in the Marshall Islands on January 13, 2005 and began operations in April 2005. We currently own and operate a fleet of eight Panamax vessels and two Capesize vessels, all of which we acquired during 2005. Our drybulk carriers transport a variety of cargoes including coal, iron ore and grain. As of December 31, 2005, our Existing Fleet had a combined carrying capacity of approximately 916,000 deadweight tons (dwt) and a dwt weighted average age of approximately 7.0 years. We were formed by affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation and American Metals & Coal International, which we refer to collectively as our Founders. In July 2005, we completed our initial public offering. We used the net proceeds from that offering, together with capital contributions from our Founders and bank indebtedness, to finance or refinance the purchase price of our initial fleet of eight Panamax vessels. In the fourth quarter of 2005, we took delivery of two Capesize vessels, which we financed through borrowings under our existing $250 million revolving credit facility and cash on hand. The total purchase price for all 10 vessels in our Existing Fleet was approximately $466.3 million.

Results of Operations

We began operations in the second quarter of 2005 and therefore cannot present a meaningful comparison of our results of operations for the period from January 13, 2005 (inception) to December 31, 2005 with results from a prior year or for the three-month period ended March 31, 2006 with the corresponding period in the prior year. Where we have results relating to the first quarter of 2005, we have compared them with the results from the first quarter of 2006. In addition, we have described below our results for 2005 as well as current trend information.

Charters

We generate revenues by charging customers for the transportation of drybulk cargo using our vessels. All our vessels are currently employed under time charters to well-established and reputable charterers. We may employ vessels under spot-market charters in the future. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers, but the vessel owner pays the vessel operating expenses. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk rates. However, we will be exposed to the risk of declining drybulk rates when operating in the spot market, which may have a materially adverse impact on our financial performance. We believe that the important measures for analyzing future trends in our results of operations consist of the following:

Certain Operating Data:

	Three Months Ended March 31, 2006			Period from January 13, 2005 (Inception) to December 31, 2005
	Panamax	Capesize		Panamax	Capesize
	Fleet	Fleet	Total	Fleet	Fleet	Total

Total ownership days	720	180	900	1,709	126	1,835
Operating days under fixed rate time charter	626	180	806	1,463	121	1,584
Operating days under variable rate time charter	90	—	90	163	—	163
Utilization	99.4%	100.0%	99.5%	95.2%	95.6%	95.2%
TCE per ship per day — fixed rate time charter	$21,818	$35,047	$24,773	$23,362	$45,851	$25,074
TCE per ship per day — variable rate time charter	$16,432	$—	$16,432	$17,129	$—	$17,129
Net daily revenue per ship per day	$20,106	$33,538	$22,792	$20,732	$41,930	$22,188
Vessel operating expenses per ship per day	$(4,186)	$(4,208)	$(4,190)	$(3,732)	$(3,501)	$(3,716)

•	Ownership days We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Operating days We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to planned dry docking repairs or any other, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization We calculate fleet utilization by dividing the number of our operating days during a period by the number of our Ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE per ship per day We define TCE (time-charter equivalent) per ship per day rate as our voyage and time charter revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. TCE rate is a shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Net daily revenue We define net daily revenue as the daily TCE rate net of commissions but including idle time.

•	Vessel operating expenses per ship per day This include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We define vessel operating expenses per ship per day as our total operating costs divided by the ownership days.

Nine of our ten vessels were employed under time-charter contracts throughout the three-month period ended March 31, 2006. As of March 31, 2006, those charters have remaining terms of between 1 month and 49 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders.

Upon her delivery in November 2005, Kirmar traded on a trip-out basis for 60 days, which we consider equivalent to a short-term time charter. In February 2006, we entered into a time-charter with respect to

Kirmar for a minimum period of 12 months and a maximum period of 18 months at a gross daily rate of $26,250 per day.

Logistics Operations

In December 2005, the Company formed a wholly owned subsidiary, Quintana Logistics LLC, to engage in limited chartering activities, including entry into contracts of affreightment. Under a contract of affreightment, Quintana would agree to ship a specified amount of cargo at a specified rate per ton between designated ports over a particular period of time. Contracts of affreightment generally do not specify particular vessels, so Quintana would be permitted either to use a free vessel that it owned or to charter in a third-party vessel.

Three Months Ended March 31, 2006.  During the three months ended March 31, 2006, Quintana Logistics entered into limited chartering activities, which resulted in a small profit during the period.

Period from Inception to December 31, 2005.  As of December 31, 2005, Quintana Logistics had no operations.

Net Revenues

Three Months Ended March 31, 2006.  Net revenues for the three months ended March 31, 2006 were $21.6 million after brokerage commissions of $1.0 million and the amortization of the fair value of the time charter of Iron Beauty of $0.5 million. During the quarter, $19.9 million of our revenues were earned from time charters, $1.1 million of our revenues were earned from the Kirmar voyage charter described above, and $1.6 million was earned from our Quintana Logistics operations. We had no revenues during the corresponding period in 2005 because we did not own any vessels and did not conduct operations during that period.

Period from Inception to December 31, 2005.  Net revenues for the period from January 13, 2005 (inception) to December 31, 2005 were $40.3 million and included brokerage commissions of $1.8 million and the amortization of the fair value of the time charter of Iron Beauty of $0.4 million. For 2005, $39.3 million of our revenues were earned from time charters, and $2.8 million of our revenues were earned from the Kirmar voyage charter described above. We expect that revenues in future fiscal years will be higher than those in 2005 due to a full operating year for our Existing Fleet as well as additions to our fleet as a result of the Acquisition.

Iron Beauty was acquired with an existing time charter at an above the market rate. The company deducts the fair value of the time charter from the purchase price of the vessel and allocates it to a deferred asset which is amortized over the remaining period of the time charter as a reduction to hire revenue. This results in a daily rate of approximately $30,600 as recognized revenue. For cash flow purposes the company will continue to receive $36,500 per day less commissions.

Commissions and Other Voyage Expenses

When we employ our vessels on spot market voyage charters we will incur expenses that include port and canal charges and bunker expenses. We expect that port and canal charges and bunker expenses will represent a relatively small portion of our vessels’ overall expenses because we expect the majority of our vessels to continue to be employed under time charters that require the charterer to bear all of those expenses. As is common in the drybulk shipping industry, we pay commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.

Three Months Ended March 31, 2006.  For the quarter ended March 31, 2006, our commissions totaled $1.0 million. We incurred voyage expenses for the quarter ended March 31, 2006 of $1.5 million attributable to our Quintana Logistics operations. We did not pay any commissions or voyage expenses during the corresponding period in 2005 because we did not conduct operations during that period.

Period from Inception to December 31, 2005.  In 2005, our commissions totaled $1.8 million. In future fiscal years, commissions will likely increase as we operate our Existing Fleet for the full year.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our total vessel operating expenses will increase with the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Three Months Ended March 31, 2006.  For the three months ended March 31, 2006, our vessel operating expenses were $3.8 million, or an average of $4,190 per ship per day. Average operating expenses for the first quarter of 2006 were higher than those for the year ended December 31, 2005 because of higher repair and maintenance expenses, higher cost of consumable stores, and higher crew-related costs. Because these expenses relate to items with longevity in excess of one quarter, we expect average vessel operating expenses to decrease in future quarters in 2006.

Period from Inception to December 31, 2005.  For the period from January 13, 2005 (inception) to December 31, 2005, our vessel operating expenses were $6.8 million, or an average of $3,716 per day.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead.

Three Months Ended March 31, 2006.  For the three months ended March 31, 2006, we incurred $2.0 million of general and administrative expenses, an increase of approximately $1.9 million over the corresponding period in 2005. Our general and administrative expenses for the three months ended March 31, 2006 reflects the full expense of our performing in-house the technical management of our Existing Fleet.

Period from Inception to December 31, 2005.  For the period from January 13, 2005 (inception) to December 31, 2005, we incurred $5.3 million of general and administrative expenses, respectively. In 2005, our general and administrative expenses increased throughout the year as a result of our initial public offering, the costs associated with being a public company, and the assumption of technical management of our vessels. In the future, we expect general and administrative expenses to be affected by these factors as well as the enlargement of our fleet, including as a result of this Acquisition, and additions to our staff.

Management Fees

The operations of our vessels are managed by our wholly owned subsidiary, Quintana Management LLC, which initially subcontracted the technical management of five vessels to Blossom Maritime Corporation, a third-party technical management company. By October 2005, we had taken over technical management of all our vessels.

Three Months Ended March 31, 2006.  For the three months ended March 31, 2006, we incurred no management fees, as we performed all technical management of our vessels in-house.

Period from Inception to December 31, 2005.  For the period from January 13, 2005 (inception) to December 31, 2005, we incurred $0.6 million in management fees. These management fees were paid under a prior management agreement with Blossom Maritime. All outstanding management fees and expenses due to Blossom Maritime were settled in the third quarter of 2005. We expect that savings due to elimination of the fixed-rate management fee will at least partially be offset by an increase in general and administrative expenses associated with the hiring of additional personnel to perform the technical management of more vessels.

Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $220 per lightweight ton, at the date of the vessel’s acquisition, which we believe is common in the drybulk shipping industry. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Three Months Ended March 31, 2006.  For the three months ended March 31, 2006, we recorded $5.9 million of vessel depreciation charges. We did not incur any depreciation during the corresponding period in 2005 because we did not own any depreciable assets in that period.

Period from Inception to December 31, 2005.  For the period from January 13, 2005 (inception) to December 31, 2005, we recorded $11.3 million of vessel depreciation charges.

Drydocking

We capitalize the total costs associated with a drydocking and amortize these costs on a straightline basis through the date of the next drydocking, which is typically 30 to 60 months. Regulations or incidents may change the estimated dates of the next drydocking for our vessels.

Three Months Ended March 31, 2006.  For the three months ended March 31, 2006, amortization expense related to drydocking totaled $0.1 million. We did not amortize any drydocking expense during the corresponding period in 2005 because we did not own any vessels subject to drydocking expense during that period.

Period from Inception to December 31, 2005.  For the period from January 13, 2005 (inception) to December 31, 2005, amortization expense related to drydocking totaled $0.3 million.

Interest Expense

Three Months Ended March 31, 2006.  As of March 31, 2006, we were only incurring interest under our revolving credit facility. The revolving credit facility bears interest at LIBOR plus 0.975%, but all outstanding borrowings were locked at fixed rates. As of March 31, 2006, $202.0 million was outstanding under the revolving credit facility at an average interest rate of 5.33%.

Period from Inception to December 31, 2005.  In 2005, we paid interest under a bridge-loan facility, a term-loan facility, and a revolving credit facility. The bridge-loan facility and the term-loan facility were terminated during 2005. As of December 31, 2005, we are only incurring interest under the revolving credit facility. The revolving credit facility bears interest at LIBOR plus 0.975%, but all outstanding borrowings were locked at fixed rates. In 2005, cash interest paid under the bridge loan, the term loan, and the revolving credit facility was $0.4 million, $2.6 million, and $2.4 million, respectively.

Financing Costs

Fees incurred for obtaining new loans or refinancing existing ones, including related legal and other professional fees, are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Three Months Ended March 31, 2006.  We pay annual agency and security fees in connection with our existing revolving credit facility. We also incur a commitment fee on the unused portion of our existing revolving credit facility at a rate of 0.375% per annum. For the three months ended March 31, 2006, we incurred $63,195 of financing costs.

Period from Inception to December 31, 2005.  In the period from January 13, 2005 (inception) to December 31, 2005, we wrote off approximately $4.7 million of finance fees and related legal fees, which resulted from the termination of the bridge-loan and term-loan facilities.

Inflation

Inflation does not have significant impact on vessel operating or other expenses for vessels under time charter. We may bear the risk of rising fuel prices if we enter into spot-market charters or other contracts under which we bear voyage expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. We believe that, under the applicable provisions of Rule 11-01(d) of Regulation S-X under the Securities Act, the acquisition of our vessels does not constitute the acquisition of a “business,” for which historical or pro forma financial information would be provided pursuant to Rules 3-05 and 11-01 of Regulation S-X.

In general, we believe that there is little continuity between the acquired vessels’ operations prior to and after the acquisition, and therefore disclosure of prior historical financial information is not material to an understanding of future operations. In the case of the 17 vessels acquired pursuant to the Acquisition, nine of such vessels are still being constructed and therefore have no operational history whatsoever. Four other vessels were constructed in 2006 and have very limited operational history which is not necessarily indicative of future results. These and the remaining four vessels, which were constructed in 2004 and 2005, will be operated by us in a substantially different manner than by their previous owners.

We take the following steps before an acquired vessel commences operations, which substantially eliminate any continuity with operations prior to the vessel’s acquisition:

•	put in place different commercial management, with a different marketing system and sales force;

•	put in place different technical management;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

In addition, although the vessels acquired in the Acquisition will be subject to existing time charters, such charters provide for the charter to be agreed annually within a specified range of floor and ceiling levels. The applicable charter rates for those vessels in the Acquisition Fleet that have operating histories under these time charters likely will have different financial terms than the historical charter rates, which were entered into under different market conditions.

As a result, we believe that whether the vessel is acquired with or without a time charter, the lack of continuity between the acquired vessel’s operations prior to and after the acquisition makes prior financial information not material. For this reason, consistent with shipping industry practice, we generally do not obtain from the seller historical operating or financial data for the vessels we acquire, other than through inspection of the physical condition of the vessels and examinations of classification society records. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating or financial data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. We do not obtain the historical operating or financial data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common stock in assessing our business or profitability.

Principal Factors That We Expect to Affect Our Business

The following section describes the principal factors that we expect to affect our revenues and expenses in 2006 and 2007, based on our historical results of operations for the three-month period ended March 31, 2006 and, thereafter, the assumptions described below that give effect to the Acquisition. We also are providing this forward-looking information to support our belief that we will generate sufficient cash from operations to allow us to pay the dividend on the preferred stock and dividends of $0.21 per quarter on our common stock through the period ending December 31, 2007, assuming the preferred stock is converted into common stock and the warrants are exercised.

The amounts estimated below are not intended to constitute pro forma financial information within the meaning of regulations promulgated by the Securities and Exchange Commission, but in our view, have been determined on a reasonable basis, and reflect our best currently available estimates and judgments. These estimates do not represent actual results and should not be relied upon as being necessarily indicative of future results, and investors are cautioned not to place undue reliance on this information. This financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained in this prospectus nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

When considering the forward-looking financial information, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” elsewhere in this prospectus. Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the forward-looking financial information.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Risk Factors — Risks Related to the Acquisition — The assumptions underlying certain prospective information following the Acquisition are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecast.” Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not generally publish our business plans and strategies or make external disclosures of our anticipated financial position or results of operations. Accordingly, we do not intend to update or otherwise revise the forward-looking information contained herein to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events. Furthermore, we do not intend to update or revise the forward-looking information contained herein to reflect changes in general economic or industry conditions. We do not undertake any obligation to release publicly the results of any future revisions we may make to the forward-looking financial information presented below or to update such information to reflect events or circumstances after the date of this prospectus.

Vessels

We have assumed our Existing Fleet of 10 vessels is operational for the period ending December 31, 2007.

We have assumed that the 17 new vessels in the Acquisition Fleet will be delivered on their contractual delivery dates as outlined elsewhere in this prospectus under the caption “The Acquisition — Description of Vessels — The Acquisition Fleet.” A delay in the delivery of any of the vessels currently under contract for delivery could materially and adversely affect our revenues, particularly with respect to newbuildings, for which we will bear the risk associated with a delay in delivery. In addition, the delivery of these vessels with substantial defects could have similar consequences.

We have also assumed that prior to December 31, 2007 we will not purchase any more vessels (other than the 17 vessels we have agreed to purchase in the Acquisition), we will not sell any vessels and none of the vessels will suffer a total loss or constructive loss or suffer any reduced hire or increased off-hire time.

Revenues

Daily Rates.  Daily charter rates are based on contractual rates for those vessels under time charters that provide for fixed daily charter rates. However, most of the vessels in the Acquisition Fleet are under time charters that, beginning in 2007, provide for a range of daily hire rates, with the determination of the applicable rates within the range to be determined annually by negotiations between the parties. In addition, certain of the vessels in our Existing Fleet are under charters that expire prior to December 31, 2007, and one of these vessels is subject to a rate based on spot market indices. For any time prior to December 31, 2007 that any of our Panamax and Capesize vessels are not subject to charters at fixed rates, we have assumed they will be chartered during such times at rates equal to the six-year average for the years 2000-2005 of daily hire rates for vessels of the applicable class, as reported in March 2006 by Clarksons Research Services Ltd., an independent source of maritime information.

Set forth below is a table setting forth the historical average daily hire rates for Panamax and Capesize vessels for each of the years in the six-year period 2000-2005.

	Average Daily Charter Hire Rates
							Six-Year
Vessel Class	2000	2001	2002	2003	2004	2005	Average

Capesize	$22,194	$14,001	$12,381	$37,837	$64,561	$47,475	$33,075
Panamax	$9,766	$8,688	$7,709	$20,150	$35,413	$24,566	$17,715

Source: Clarksons Research Services Ltd.

Based on these historical averages, we have assumed an average daily hire rate of $17,700 for the Panamax vessels in our Existing Fleet and in the Acquisition Fleet and an average daily hire rate of $33,000 for the Capesize vessels in our Existing Fleet. However, charter rates during the last two years in this six-year period, 2004 in particular, were historically high and raise the average to a level that may not be achieved in the future. Therefore, our actual charter rates may be less than those reflected in this six-year average, possibly by material amounts.

The Kamsarmax is a relatively new class of vessel, for which limited historical daily charter hire rate data is available. We have assumed an average daily hire rate of $19,700 for the Kamsarmax vessels in the Acquisition Fleet. This assumed rate reflects an assumed $2,000 daily premium over the average daily hire rate for Panamax vessels, which we believe is reasonable in light of the larger size and cargo capacity of the Kamsarmax class. However, the actual premium may be less, possibly by material amounts.

The low ends of the daily rate ranges for the Panamax and Kamsarmax vessels in the Acquisition Fleet under their governing charters are lower than the rates we have assumed for such vessel classes for purposes of the prospective financial information presented below. If the actual rates for such vessels were set at or near the low ends of the applicable ranges, our revenues from those vessels would be materially less than those forecast.

The actual daily charter hire rate for vessels not subject to time charters at fixed rates for any time during the forecast two-year period ending December 31, 2007 will depend on prevailing market conditions at the time the actual daily charter rates are negotiated, and may be less than those assumed, possibly by material amounts. We cannot assure you that the actual daily charter rates will be as high as the daily rates we have assumed. As a result, revenues from such vessels may be less than forecast, possibly by material amounts.

Set forth below is a table setting forth time charter expiration dates and contractual daily hire rates for each of the 10 vessels in our Existing Fleet.

	Time Charter
	Expiration Date
Vessel in Existing Fleet	(Minimum Period)	Daily Hire Rate		Charterer

Fearless I	March 2008	$25,000		Deiulemar
King Coal	March 2008	$26,300		Energy Shipping
Coal Glory	June 2008	$15,800		Cosco
Coal Age	August 2006	$17,500	(1)	Safety Mgt.
Iron Man	March 2010	$18,500		Seven Mountain
Barbara	August 2007		(2)	Cargill
Coal Pride	February 2007	$14,850		Daeyang
Linda Leah	June 2008	$25,000		Fratelli D’Amato
Iron Beauty	April 2010	$36,500		STX Panocean
Kirmar	February 2007	$26,250		Swissmarine

(1)	On March 26, 2006 the daily hire rate for the Coal Age changed from $25,500 to $17,500.

(2)	Time charter rate based on Baltic Exchange average in the spot market.

Please see “The Acquisition — Time Charters” for a chart setting forth the ranges of average daily hire rates for the 17 vessels in the Acquisition Fleet.

Operating Days.  We have assumed that our new vessels in the Acquisition Fleet will be delivered on or about their earliest contractual delivery dates within the applicable specified ranges of contractual delivery dates. Under the terms of the MOAs for the secondhand vessels in the Acquisition Fleet, the Seller will be required to pay us the charter hire it receives on the given secondhand vessel, net of the vessel operating expenses for such vessel, for the period following the earliest contractual delivery date until such vessel is actually delivered. However, under the terms of the MOAs for the newbuilding vessels in the Acquisition Fleet, we will bear the risk of lost operating days associated with a delay in delivery. If one or more of the newbuilding vessels were delivered after its earliest contractual delivery date, the number of operating days would be reduced, adversely affecting our revenues, possibly by material amounts. See “Risk Factors — Delays in deliveries of newbuildings to be purchased in the Acquisition could materially and adversely harm our operating results.” In any event, based on the range of contractual delivery dates, one of the new Kamsarmax vessels may not be, and three other Kamsarmax vessels will not be, operational for the entire year in 2007, because they either may or will be delivered in 2007 after the beginning of the year.

Certain of the vessels in our Existing Fleet are under time charters that expire prior to December 31, 2007, and in such cases we have assumed that such vessels will thereupon be rechartered through December 31, 2007. If we are unable to recharter such vessels on a timely basis, or at all, the number of operating days would be reduced, adversely affecting our revenues, possibly by material amounts.

Our assumptions otherwise are based on 360 operating days per calendar year of expected operations, less any additional off-hire days related to expected drydocking. Among other things, the amount of actual number of off-hire days depends upon the time a vessel spends in drydocking for repairs, maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems as well as our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

We expect to drydock our vessels once every 30 to 60 months. The process of recertification requires us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days and related earnings during the forecast two-year period ending December 31, 2007 by an estimated 20 days per drydocked vessel. We have assumed additional off-hire days related to drydocking our vessels during the forecast two-year period ending December 31, 2007 that are consistent with the anticipated frequency and number of off-hire days for drydocking vessels. We have assumed that only certain vessels in our Existing Fleet will be drydocked during the forecast two-year period ending December 31, 2007, because the vessels in the Acquisition Fleet are either relatively new or still under construction, and are not expected to require drydocking until after December 31, 2007.

We expect off-hire time for drydocking to increase substantially in the years following December 31, 2007, particularly with respect to vessels in the Acquisition Fleet, as these vessels age. However, because we expect an increase in off-hire days due to drydocking after December 31, 2007, revenues from vessels drydocked after December 31, 2007 may be less than from those vessels prior to December 31, 2007, possibly by material amounts.

Time Charter Charges to Revenues

One of our existing vessels, Iron Beauty, was acquired with an existing time charter at an above the market rate. We deduct the fair value of the time charter from the purchase price of the vessel and allocate it to a deferred asset which is amortized over the remaining period of the time charter as a reduction to hire revenue. In 2005, we recorded $0.4 million of time charter amortization charges related to the Iron Beauty.  We assume we will incur time charter amortization expenses related to the Iron Beauty of $2.1 million in each of the forecast years 2006 and 2007. If we acquire additional vessels in the future that have above-market time charters attached to them, our time charter value amortization expense is likely to increase.

When vessels are acquired with time charters attached and the charter hire on such charters is above market, we allocate the total purchase price of the vessel between the vessel and a deferred asset equal in amount to the present value of the charter. This present value is computed as the difference between the contractual amount to be received over the term of the time charter and management’s estimates of the fair value of the time charter at the time of acquisition. The discount rate reflects the risks associated with the acquired time charter. The deferred time charter premium is amortized over the remaining period of the time charter as a reduction to hire revenue.

Vessel Operating Expenses

We are responsible for the payment of all vessel operating expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses will increase with the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

We have assumed that these expenses on an average per vessel basis will be less than has been historically the case, in part because the vessels we acquire in the Acquisition will be either newbuildings or relatively new vessels that we believe will require lower levels of maintenance than the older vessels in our Existing Fleet and in part because we believe that with a substantially larger fleet we will be able to capitalize on economies of scale and enhance our purchasing power for third party services. However, if these assumptions are incorrect or overstate savings in maintenance or economies of scale, our expenses would be greater than those reflecting in the forecast periods, possibly by material amounts.

In 2005, we incurred $6.8 million of vessel operating expenses. We assume we will incur vessel operating expenses of $18.6 million and $34.4 million in the forecast years 2006 and 2007, respectively. The increase in forecast vessel operating expenses is primarily attributable to the increase in our fleet in the Acquisition and adjustments for inflation at an assumed inflation rate of 3%. Our vessels, labor and related costs are forecast based upon estimated employee headcount and contractual unionized wage rates. Insurance costs are estimated based upon anticipated premiums.

Capital Expenditures

We expect capital expenditures other than the purchase price of the vessels in the Acquisition Fleet to consist primarily of drydocking expenses. We expect drydocking expenses to increase substantially in the years following December 31, 2007, particularly with respect to vessels in the Acquisition Fleet.

Depreciation and Amortization

Depreciation for the vessels in the Existing Fleet continues through the forecast two-year period ending December 31, 2007 and is based upon its historical cost to us. Depreciation for vessels to be acquired in the Acquisition is based on each vessel’s respective contracted purchase price and begins upon vessel delivery. Depreciation is calculated using the straight-line method and an estimated useful life of 25 years for each vessel.

In 2005, we had depreciation and amortization expenses of $11.6 million. We assume we will incur depreciation and amortization expenses of $31.7 million and $52.1 million in 2006 and 2007, respectively. The increase in depreciation and amortization expenses is primarily attributable to growth of our fleet as we take delivery of vessels in the Acquisition. These amounts include the amortization of drydocking expenses. In 2005, we recorded amortization charges relating to drydocking of $0.3 million. We assume we will incur $1.0 million and $2.3 million of amortization expenses relating to drydocking for the years 2006 and 2007, respectively.

General and Administrative Expenses

In 2005, we incurred $5.3 million of general and administrative expenses. Part of this amount relates to the cost of being a public company, and includes board of director costs, executive compensation, director and officer insurance, investor relations, registrar and transfer agent fees and increased legal and accounting costs related to our compliance with the Sarbanes-Oxley Act of 2002. We assume we will incur general and administrative expenses of $10.0 million and $10.2 million in the years 2006 and 2007, respectively. We expect that these expenses will grow in the aggregate primarily because we will be required to expand our commercial and technical management staff in order to accommodate the new vessels we will acquire in the Acquisition.

We have included in this forward-looking information non-cash expenses associated with our equity compensation plans of $1.8 million for each year 2006 and 2007.

Interest Expense, Other Financing Fees and Expenses and Interest Income

We have assumed that we will draw down debt under our proposed new revolving credit facility to finance a portion of the purchase price of the additional 17 vessels as they are delivered and refinance indebtedness under our existing revolving credit facility. Our proposed new revolving credit facility will require that we pay interest of LIBOR plus a specified margin. Please read the description of our proposed new revolving credit facility in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed New Revolving Credit Facility.” We expect to enter into interest rate swap agreements to fix a portion of this floating debt. We have assumed the interest rate swaps will be effective hedges for accounting purposes for the periods presented. For purposes of calculating interest expense, we have assumed an interest rate of 6.1% for the forecast two-year period ending December 31, 2007. If the applicable rate were higher, our interest expense would increase, possibly by material amounts.

The following table demonstrates how a 10 basis point (0.10%) change in the applicable interest rate would affect our interest expense for each of the forecast periods:

Effect of a 10 Basis Point (0.10%) Change in Interest Rate

	Forecast Year
	Ended
	December 31,
	2006	2007
	(In thousands)

Increase in interest expense	$337	$667

Under our $735 million proposed new credit facility, we will be required to pay, among other fees, an annual commitment fee on the undrawn portion of the facility. We expect to record other financing fees and expenses of $0.4 million and $0.5 million in the years 2006 and 2007, respectively. The amount for 2006 includes the write-off in the amount of $1.9 million of deferred financing fees associated with our existing revolving credit facility on the assumption that such facility is terminated; however, as of the date hereof, no final decision has been made regarding the termination of such facility.

For all forecast periods, we have assumed that we will earn interest income at an assumed annual rate of 5.2% on our cash and cash equivalents balances.

Cash Flow From Operations Available To Pay Dividends

On the basis of the foregoing assumptions, we believe we will generate adequate cash flow from operations to enable us, after payment of interest expense, to pay the dividend on the preferred stock and dividends of $0.21 per quarter on our common stock through the period ending December 31, 2007, assuming the preferred stock is converted into common stock and the warrants are exercised. Our belief assumes conversion of the preferred stock in 2006, resulting in a weighted average number of 38.7 million shares outstanding in 2006, and the exercise of the warrants in 2007, resulting in a weighted average number of 49.4 million shares outstanding in 2007. The preferred stock will be converted for common stock, and the warrants will become exercisable to purchase common stock, only upon the vote of our common shareholders approving the conversion. We cannot assure you whether, or when, the holders of our common stock will approve the conversion.

On the basis of the foregoing assumptions, we also believe that we will generate adequate cash from operations, after payment of interest expense, to enable us to pay the dividend on the preferred stock and dividends of $0.21 per quarter on our common stock through the period ending December 31, 2007, assuming the preferred stock is not converted into common stock and the warrants are not exercised. Our belief assumes an aggregate of 2,045,558 shares of preferred stock outstanding until December 31, 2007, resulting in an aggregate quarterly dividend on the preferred stock of $5.8 million, based on an annual dividend rate of 12% of the liquidation preference of $93.75 per share of preferred stock. Our belief also assumes an aggregate of 24.1 million shares of common stock outstanding until December 31, 2007, resulting in an aggregate quarterly dividend on our common stock of $5.1 million in cash, based on a quarterly dividend of $0.21 per share of common stock.

There are numerous risks that could result in our generating lower revenue or higher expenses than those forecast, or adversely affect our ability to generate cash flow from operations to pay dividends. Please read the assumptions above as well as “Risk Factors” in this prospectus. The only factors which could result in higher revenue generated are if we are able to successfully implement further growth in our fleet prior to December 31, 2007 or if charter rates are higher than estimated on vessels not subject to time charters at fixed rates during the entire forecast two-year period ending December 31, 2007. We can provide no assurance that either of these factors will occur. See “Risk Factors” set forth above for a discussion of various factors that could materially affect the Company’s financial condition, results of operations, business, prospects and securities.

Liquidity and Capital Resources

For the three months ended March 31, 2006, we financed our capital requirements primarily from cash from operations. As of March 31, 2006, our cash balance was approximately $3.6 million. We estimate that our cash flow from our charters will be sufficient to fund our working capital requirements for the next twelve months.

We intend to fund our future acquisition-related capital requirements principally through borrowings under our proposed new revolving credit facility or equity issuances and to repay all or a portion of such borrowings from time to time with a combination of the net proceeds of equity issuances and cash from operations. We believe that funds will be available from these sources to support our growth strategy, which involves the acquisition of additional vessels. Depending on market conditions in the drybulk shipping industry and acquisition opportunities that may arise, we may be required to obtain additional debt or equity financing.

For the period from January 13, 2005 (inception) to December 31, 2005, we financed our capital requirements primarily from capital contributions, proceeds from our initial public offering, cash from operations and borrowings under our term-loan facility and revolving credit facility. In the second quarter, we used $68.4 million of capital contributions primarily to fund a portion of the purchase price of the five vessels purchased during that period, general and administrative costs and regulatory-compliance expenditures. Also in the second quarter, we applied borrowings under our term loan facility to repay all indebtedness under our bridge loan facility, which was incurred to finance a portion of the purchase price of the first five vessels delivered to us. We financed the acquisition of three ships delivered in the third quarter with borrowings of $100.6 million under our terminated term-loan facility. In the fourth quarter, we used borrowings under our revolving credit facility to repay all amounts outstanding under the term-loan facility and to finance the acquisition of the ships delivered during that period.

Our initial public offering of 16,700,000 shares at $11.50 per share, which we completed on July 20, 2005, generated $192.1 million in gross proceeds, providing us with net proceeds of $177.9 million. We used these proceeds primarily to repay the balance of $161.1 million outstanding under our term-loan facility. On August 17, 2005, we completed the offering of an additional 268,500 shares at a price of $11.50 upon the partial exercise of the underwriters’ over-allotment option. This offering generated an additional $3.1 million in gross proceeds, before deduction of underwriting discounts, commissions and expenses of $0.2 million. We used the proceeds from the offering of the additional 268,500 shares to fund in part the acquisition of additional vessels in August 2005.

As of March 31, 2006, our cash balance was $3.6 million. We estimate that our cash flow from our charters will be sufficient to fund our working capital requirements for the next twelve months.

Bridge Loan Facility

We and our subsidiaries entered into a $150 million bridge loan facility, dated as of May 3, 2005, with Morgan Stanley Senior Funding, Inc., as agent, and the initial lenders thereunder. We borrowed $150 million thereunder to finance a portion of the purchase price for the first five of our vessels and related fees and expenses. We repaid all amounts outstanding under such bridge loan facility in early May 2005 out of borrowings under the term loan facility described below and terminated the bridge-loan facility at that time.

Term Loan Facility

We and our subsidiaries entered into a $262,456,000 secured delayed-draw term loan facility, dated as of April 29, 2005, as amended. During the third quarter of 2005, we borrowed under this facility to finance the acquisitions of the ships delivered during that period. We repaid $100.6 million, the balance outstanding under the term-loan facility, in October 2005 out of borrowings under the revolving credit facility described below and terminated the term-loan facility at that time. We expect to repay all amounts outstanding under our existing revolving credit facility out of borrowings under our proposed new revolving credit facility.

Existing Revolving Credit Facility

General.  We and our subsidiaries entered into a $250,000,000 secured revolving credit facility, dated as of October 4, 2005. We are generally permitted to borrow under the facility to refinance the term-loan facility, to fund acquisitions of vessels, to pay certain dividends, and to fund working-capital requirements. In October 2005, we applied borrowings under the revolving credit facility to repay the term-loan facility described above and to finance the acquisition of Iron Beauty, and in November 2005, we applied borrowings under the facility to finance the acquisition of Kirmar. We originally drew down $210 million as at December 31, 2005. As of June 1, 2006, $90.0 million was outstanding under the facility, as we repaid $8 million in the three-month period ended March 31, 2006 and $112 million subsequent to the end of the period.

Fees and Interest.  We paid an underwriting and structuring fee in connection with our entry into the revolving credit facility, and we pay annual agency and security fees. We also incur a commitment fee on the unused portion of the revolving credit facility at a rate of 0.375% per annum.

Indebtedness under the revolving credit facility bears interest at a rate equal to LIBOR + 0.975%. Please see page “— Quantitative and Qualitative Disclosures about Market Risk” for a description of interim rate locks entered into during the first quarter.

Term and Facility Limit.  The revolving credit facility has a term of eight years and thus matures in October 2013. The facility has a limit of $250 million, which we may expand by an additional $50 million for a total of $300 million on identical terms. In addition, the facility provides for a $20 million sub-limit for borrowings for working-capital purposes and general corporate requirements. Up to $25 million of the facility will be available for issuance of stand-by letters of credit.

We may generally borrow up to the facility limits, but we may not incur any additional indebtedness under the facility if the amount of outstanding loans and letters of credit exceeds 65% of the fair market value of the vessels serving as collateral.

Prepayments.  We may voluntarily prepay indebtedness under the facility at any time in minimum principal amounts of $2.0 million and in multiples of $1.0 million. We may reborrow any amounts that we prepay.

We are required to mandatorily repay indebtedness upon any sale of any vessel out of the net sale proceeds received and upon any loss of any vessel upon the earlier of (i) 120 days of such loss and (ii) receipt of insurance proceeds related to the loss. In addition, the total commitments under the facility will be reduced annually beginning in October 2010. When those reductions occur, we will be required to make prepayments to the extent the total amount outstanding under the facility on the reduction date exceeds the reduced commitment. We must also prepay any borrowings used to fund the deposit for a vessel to be acquired if the contract to buy that vessel is terminated.

Guaranty; Security.  Our obligations under the facility are guaranteed by our subsidiaries. In addition, our obligations under the facility are secured by a first-priority security interest of the equity of those subsidiaries, a first-priority mortgage on our vessels, and a first-priority assignment of our earnings related to our vessels, including time-charter revenues and insurance proceeds. Our bank accounts that hold our vessel-related earnings will be pledged to our lenders. In addition, any obligations under foreign-currency or interest-rate swaps or similar arrangements relating to our obligations under the credit facility will be secured by second-priority interests on the collateral described above.

Conditions.  When we borrow additional amounts under the facility, we are required to execute customary documentation relating to the facility, including security documents, to satisfy certain customary conditions precedent and to comply with terms and conditions included in the loan documents.

Financial Covenants.  The credit agreement also contains financial covenants requiring us to maintain:

•	a ratio of total debt to total capitalization (each as defined in the credit agreement) of no more than 0.65 to 1.00;

•	minimum liquidity on the last day of each quarter of $525,000 per vessel;

•	a ratio of EBITDA to cash interest expense (each as defined in the credit agreement) of no less than 2.00 to 1.00 on a trailing four-quarter basis;

•	the fair market value of collateral of at least 135% of outstanding loans and letter of credit; and

•	consolidated net worth (as defined in the credit agreement) of at least 80% of $248.0 million.

Restrictive Covenants.  The credit facility contains customary restrictive covenants.

We are generally not permitted to pay dividends in excess of 65% of our free cash flow. In addition, we may not pay any dividends if the value of the collateral securing the credit facility is less than 135% of the amount of loans and letters of credit outstanding under the facility.

The credit agreement contains customary definitions of events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness, bankruptcy, and change of control.

Proposed New Revolving Credit Facility

General.  On May 10, 2006, the Company signed a mandate letter and a letter of summary terms and conditions (together, the “Commitment Letter”) for the establishment of an 8.25-year $735 million senior revolving credit facility with Fortis Bank N.V./S.A. Athens Branch (“Fortis”), who will serve as the facility agent. The Commitment Letter is conditioned upon, among other things, the execution of definitive documentation relating to the proposed new revolving credit facility on or before June 30, 2006. We intend to use the net proceeds of the proposed new revolving credit facility, together with proceeds of the placement and the exercise of the warrants and available funds, to purchase the new vessels in the Acquisition and to pay outstanding amounts under our existing revolving credit facility.

Loans under the proposed new revolving credit facility may be used to finance part of the acquisition cost of the newbuildings and secondhand vessels in the Acquisition and to refinance debt outstanding under our existing revolving credit facility that we incurred to finance or refinance ship purchases.

Fees.  We will be required to pay an arrangement fee and an underwriting fee upon execution of the facility agreement. We will be required to pay an annual commitment fee on the undrawn portion of the facility and an annual agency fee.

Interest.  We expect interest on amounts drawn will be payable at a rate equal to (x) a margin of 0.85% per annum until December 31, 2010 and 1.10% thereafter over (y) LIBOR for interest periods of 1, 3, 6, 9 or 12 months or, if agreed by the agent, such longer periods as the agent may agree.

We will be permitted to enter into hedging arrangements with respect to the amount outstanding under the proposed new revolving credit facility.

Term.  We expect the proposed new revolving credit facility to have a term of 8.25 years from its execution but in any event will expire not later than September 30, 2014. Principal outstanding will be amortizable in 32 quarterly installments beginning on a date four months from the delivery of the newbuilding vessel “Iron Anne” but in no event later than December 31, 2006. We expect installment 1 will be in the amount of $10.0 million, installments 2 through 5 will be in the amount of $11.75 million each, installments 6-17 will be in the amount of $13.25 million each and installments 18-32 will be in the amount of $15.0 million each. The balance of $294.0 million will be paid in one lump sum not later than the final maturity date.

Facility Limit.  We expect we will be permitted to borrow up to a maximum of $735 million, but in any event not more than 75% of the fair market value of the collateral vessels.

Prepayments.  We expect we may voluntarily prepay indebtedness under the proposed new revolving credit facility at any time, without premium, in minimum principal amounts of $1.0 million and in multiples thereof.

We will be required permanently to reduce the maximum available committed amount upon sale, total loss or other disposition of any collateral vessel, in an amount equal to (x) the then maximum available committed amount, multiplied by (y) a fraction, the numerator of which is the appraised value of such collateral vessel and the denominator of which is the aggregate of the appraised values of all collateral vessels, and upon a violation of the collateral maintenance test (as described below), in an amount sufficient to cure any such violation.

We also will be required permanently to reduce the maximum available committed amount in case the acquisition of any of the new vessels is not concluded by July 31, 2007, in an amount equal to (x) the then maximum available committed amount, multiplied by (y) a fraction, the numerator of which is the acquisition cost of such new vessel and the denominator of which is the aggregate of acquisition costs of all collateral vessels.

Security.  We expect our obligations under the proposed new revolving credit facility will be secured by a first priority cross-collateralized security interest in each of the vessels in our Existing Fleet and the Acquisition Fleet, and a first priority security interest in all earnings and insurances related to such vessels. We expect all charter revenues and proceeds will be required to be deposited first in operating and retention accounts maintained with the security trustee and subject to first priority pledges. In addition, each of our subsidiaries will be co-borrowers under the proposed new revolving credit facility. We may grant additional security from time to time in the future.

Conditions.  We expect our ability to borrow amounts under the proposed new revolving credit facility will be subject to the usual and customary conditions for a transaction of this type, including but not limited to:

•	Satisfactory valuations of the collateral vessels by two independent sale and purchase brokers appointed by the Agent.

•	On or before the signing of the facility agreement, Quintana Maritime shall have raised not less than $137 million through the issuance of the new equity securities.

•	On or before the drawdown related to the last six of the new vessels, Quintana Maritime shall have raised not less than $70 million through the issuance of the new equity securities.

Financial Covenants.  We expect the proposed new revolving credit facility will contain financial covenants requiring us, among other things, to ensure that:

•	Collateral Maintenance. Until December 31, 2010, the aggregate Fair Market Value of the collateral vessels shall be no less than 115% of the aggregate outstanding amount under the new revolving credit facility and 125% thereafter.

•	Minimum Liquidity. Minimum Liquidity (including available undrawn credit line) to be at all times equal to $550,000 per vessel, such amount to increase to $741,000 per vessel through eight equal quarterly increases of $23,875 per vessel, beginning on March 31, 2009.

•	Interest Coverage. The ratio of EBITDA (calculated on a trailing twelve month basis) over the last twelve months to interest expense shall be no less than 2.00 to 1.00.

•	Leverage. Total Debt over Total Assets, adjusted for the Fair Market Value of the collateral vessels shall not exceed the level of 75%.

•	Solvency Test: Minimum Market Adjusted Net Worth shall be $200 million.

Restrictive Covenants.  We expect the proposed new revolving credit facility will also contain general covenants that will require us to maintain adequate insurance coverage and to maintain our properties, vessels and time charters. The proposed new revolving credit facility also will limit us and our subsidiaries from, among other things, incurring indebtedness, making capital expenditures or investments, payments, dividends, entering into mergers, acquisitions (other than vessel acquisitions) and divestitures or in engaging in transactions with affiliates.

We expect that the proposed new revolving credit facility will prohibit us from paying dividends or distributions, if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends or distributions. A default in any of the financial covenants referred to above will be required to be cured before we will be allowed to pay any dividends.

Events of Default.  We expect the proposed new revolving credit facility will include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, a material inaccuracy of representations and warranties, a material adverse change, a cross-default to other indebtedness and non-compliance with security documents, a bankruptcy and insolvency event or a change of control.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Issuances of Securities

On May 11, 2006, we sold, in a private placement, which we will refer to as the “Placement,” 2,045,558 units consisting of 2,045,558 shares of 12% Mandatorily Convertible Preferred Stock that have a liquidation preference $93.75 per share and 8,182,232 Class A Warrants. The placement closed on May 11, 2006. The preferred stock and warrants will not be separately transferable until the earliest to occur of 180 days after the date of issuance, the effective date of the registration statement of which this prospectus is a part or such earlier date as Dahlman Rose & Co. LLC may determine.

We offered and sold the preferred stock and warrants only to institutional “accredited investors,” as such term is defined in Rule 501(a)(1), (2), (3) or (7) of the Securities Act of 1933, as amended (the “Securities Act”), and certain “accredited investors,” as such term is defined in Rule 501(a), who are our officers or directors. The Placement was exempt from the registration requirements of the Securities Act.

None of the units sold in the Placement, the shares of preferred stock and warrants, making up the units, nor the shares of common stock issuable upon conversion of the preferred stock or exercise of the warrants, have been registered under the Securities Act. We have agreed to use commercially reasonable efforts to have a registration statement for the resale of the securities sold in the Placement and the common stock issuable upon conversion of the preferred stock and exercise of the warrants be declared effective within 120 days after the date of the closing of the Placement, subject to extension to 180 days under certain circumstances.

The gross proceeds of the sale of the units are approximately $191 million to us, before fees and expenses. If the warrants become exercisable and are all exercised, we would receive gross proceeds of approximately $65.5 million, before fees and expenses. The net proceeds from the sale of the units and the exercise of the warrants are estimated to be approximately $248.4 million in the aggregate, after deducting the placement agents’ fees but before deducting expenses. We intend to use the net proceeds of the Placement and the exercise of the warrants, together with a proposed revolving credit facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed New Revolving Credit Facility” above and available funds, to purchase the new vessels in the Acquisition and to pay outstanding amounts under our existing revolving credit facility.

In connection with the placement and pursuant to Section 35(5) of the Business Corporation Act of the Republic of the Marshall Islands (the “BCA”), we have amended our Articles of Incorporation by the filing under the BCA of a Statement of Designations setting forth the terms of the 2,045,558 shares of preferred stock, which we will refer to herein as the “Statement of Designations.”

Each unit sold in the placement consists of one share of preferred stock and four warrants. The preferred stock is cumulative and has no voting rights, except as provided in the Statement of Designations of the preferred stock or by the laws of the Republic of the Marshall Islands. Holders of the preferred stock shall generally be entitled to receive cash dividends at the per annum rate of 12% of the liquidation preference of $93.75 per share calculated on a 360-day year basis. Dividends on the preferred stock are cumulative and will be payable in cash quarterly on February 28, May 30, August 31 and November 30 of each year, commencing on August 31, 2006 for the initial period beginning on the date of issuance, at an annual rate of 12.0% of the liquidation preference of $93.75 per share of the preferred stock, when, as and if declared by the Company’s board of directors out of legally available funds.

The conversion of the preferred stock and the exercisability of the warrants are subject to approval by the common shareholders. We have undertaken to call by December 31, 2006 a special meeting of the holders of our common stock to consider a proposal to approve the conversion. If the shareholders approve the conversion, the preferred stock will convert automatically into shares of common stock at a conversion rate is 12.5 shares of common stock per share of preferred stock (subject to adjustment from time to time, the “conversion rate”) and each warrant will entitle holders to purchase a share of common stock at $8.00 per share (subject to adjustments under certain circumstances) at any time within three years from the closing. The warrants will expire on May 11, 2009. If the holders of common stock do not approve the conversion, we will be required to redeem the warrants at a cash redemption price of $0.50 per warrant.

The Statement of Designations governing the preferred stock provides that, if the holders of preferred stock are not offered value at least equivalent to that received by the holders of common stock in certain specified transactions (including certain offers to purchase common stock, mergers, share exchanges, consolidations or recapitalizations, and a sale of substantially all the assets), the holders of preferred stock will have the right to cause us to repurchase their shares of preferred stock at the applicable repurchase price, which is equal to the greater of (x) $93.75 and (y) the price per share of common stock offered or paid, as the case may be, to the holders of our common stock multiplied by the then conversion rate.

For further information on the description of the preferred stock, see “Description of the Preferred Stock.”

Contractual Obligations

The following table sets forth our expected contractual obligations and their maturity dates as of March 31, 2006.

			Three
	Within One	One to	Years to	More than
	Year	Three Years	Five Years	Five Years	Total
	(In thousands)

Revolving credit facility	—	—	$21,877	$180,123	$202,000
Office lease(1)	$202	$140	—	—	342

Total	$202	$140	$21,877	$180,123	$202,342

(1)	Represents the U.S. Dollar equivalent of lease payments in Euros as calculated in accordance with the rate of $1.20 to €1.00 as of March 31, 2006. Such rate was $1.8608 to €1.00 as of June 6, 2006. Our office lease has a two-year term.

Following the balance sheet date, we entered into various memoranda of agreement with affiliates of Metrobulk, pursuant to which we agreed to purchase 17 vessels for aggregate consideration of $735 million. We expect to be obligated to pay thereunder an aggregate of $648.9 million within one year of March 31, 2006, an aggregate of $86.1 million one to three years thereafter and total contractual obligations thereunder of $735 million. In addition, we have received a commitment letter from Fortis Bank N.A./S.A. with respect to an 8.25-year $735 million revolving credit facility, the proceeds of which would be used to purchase such new vessels and to pay outstanding amounts under our existing revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed New Revolving Credit Facility.” After giving effect to entry into the new proposed revolving credit facility, such use of proceeds, the expected delivery and payment dates of the vessels in the Acquisition and the amortization schedule under the proposed new revolving credit facility, we expect to be obligated to pay in respect of our proposed new revolving credit facility $21.8 million within one year of March 31, 2006, $101.5 million one to three years thereafter, $287.8 million three to five years thereafter, $324.0 million more than five years thereafter and total contractual obligations of $735 million.

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe will be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Impairment of long-lived assets

We use SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of our vessels.

Vessel depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Drydocking costs

We follow the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off.

Fair Value of Time Charter

When vessels are acquired with time charters attached and the charterhire on such charters is above market, we allocate the total purchase price of the vessel between the vessel and a deferred asset equal in amount to the present value of the charter. This present value is computed as the difference between the contractual amount to be received over the term of the time charter and management’s estimates of the fair value of the time charter at the time of acquisition. The discount rate reflects the risks associated with the acquired time charter. The deferred time charter premium is amortized over the remaining period of the time charter as a reduction to hire revenue.

Recent accounting pronouncements

On December 16, 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS No. 123(R)”), “Share-Based Payment,” was issued. SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure, required under SFAS No. 123, is no longer an alternative. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005, with early adoption encouraged. We early adopted SFAS No. 123(R) on July 1, 2005.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” This statement applies to all voluntary changes in accounting principles and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires retrospective application of a change in accounting principles to be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the statement was issued. SFAS No. 154 is effective for us as of January 1, 2006, and is not expected to have a material impact on our financial statements.

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments (“FAS 155”), which amends FASB Statement No. 133 and FASB Statement 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, FASB Statement No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not intend to issue or acquire the hybrid instruments included in the scope of FAS 155 and does not expect the adoption of FAS 155 to affect future reporting or disclosures.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

As of March 31, 2006, our revolving credit facility accrued interest at LIBOR plus 0.975%. Our revolving credit facility permits us to fix LIBOR, effectively converting our floating-rate obligations into fixed-rate obligations.

In the course of the first quarter, we locked LIBOR on the specified borrowings at the indicated rates and expiry dates:

Amount of Borrowings	LIBOR Lock Rate	Expiry Date
(In millions)

$103.0	4.29%	April 7, 2006
$62.0	4.35%	April 18, 2006
$37.0	4.82875%	April 28, 2006

Subsequent to the end of the period and the repayment of $112 million in outstanding principal amount, we locked LIBOR on the specified borrowings at the indicated rates and expiry dates:

Amount of Borrowings	LIBOR Lock Rate	Expiry Date
(In millions)

$90.0	5.1120%	June 30, 2006

We may have sensitivity to interest rate changes with respect to future debt facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed New Revolving Credit Facility” for a description of the floating rate of interest to be borne under our proposed new revolving credit facility.

Currency and Exchange Rates

We expect to generate all of our revenue in U.S. Dollars. The majority of our operating expenses and the entirety of our management expenses are in U.S. Dollars but we expect to incur up to approximately 20% of our operating expenses in currencies other than U.S. Dollars. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies. We do not intend to use financial derivatives to mitigate the risk of exchange rate fluctuations.

THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY

The information and data in this section relating to the international drybulk shipping industry and the international tanker industry have been provided by Drewry Shipping Consultants, Ltd., and are taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international drybulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry’s methodologies for collecting information and data, and therefore the information and data discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the drybulk shipping industry. The source of all tables and charts is Drewry unless otherwise indicated.

The International Drybulk Shipping Industry

Overview

The marine industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only means of transporting large volumes of basic commodities and finished products. Seaborne cargo is categorized as either tanker or dry cargo. Dry cargo includes dry bulk cargo, container cargo, non-container cargo and other cargo, while tanker cargo includes oil, refined oil products, gases and chemicals. Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2005, approximately 2,632 million tons of dry bulk cargo, made up more than one third of all international seaborne trade. Dry bulk cargo is generally categorized as either major bulk cargo or minor bulk cargo. Major bulk cargo includes, among other things, iron ore, coal and grain. Minor bulk cargo includes agricultural products, mineral cargo (including metal concentrates), cement, forest products and metal products. Other dry cargo is categorized as container cargo and non-container cargo. Container cargo is shipped in 20 or 40 foot containers and includes a wide variety of finished products. Non-container cargo includes other dry cargo that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles.

The following tables present the breakdown of the global trade by type of cargo in 2005:

Drybulk Seaborne Trade — 2005

Source: Drewry Shipping Consultants Ltd.

World Seaborne Trade in 2005

	Tons	% Total
	(Millions)

All Cargo
Drybulk	2,632	35.2%
Liquid (Oils/Gases/Chemicals)	3,276	43.8%
Container Cargo	1,041	13.9%
Non-Container/General Cargo	529	7.1%

Total	7,478	100.0%

Source: Drewry Shipping Consultants Ltd.

Trade in Drybulk Commodities Only

	Tons	% Total
	(Millions)

Coal	688	26.1%
Iron Ore	650	24.7%
Grain	253	9.6%
Minor Bulks	1,041	39.6%

Total	2,632	100.0%

Source: Drewry Shipping Consultants Ltd.

The dominant influence in terms of seaborne trade volumes (and the shipping ton-miles generated) is that of the major bulk trades, which include coal, iron ore and grains. During 2005 global seaborne trade in major bulks was 1.59 billion tons, representing 60% of total seaborne drybulk trade.

Coal

Coal is an abundant commodity. At current production rates coal reserves would provide approximately 200 years of supply, compared with 41 years for oil and 67 years for natural gas. In addition, coal is mined in more than 50 countries with no world dependence on any one region. Steam coal is used mainly for power generation. Coking (metallurgical) coal is used to produce coke to feed blast furnaces in the production of steel.

In 2004, Japan and the European Union were the first- and second-largest importers of coal, importing 174 million tons and 134 million tons, respectively. Australia, the largest exporter of steam coal, met much of this demand, exporting 107 million tons in 2004, which represented 25% of the world’s export market. The second- and third-largest exporters of steam coal in 2004 were Indonesia and China, exporting 96 million tons and 75 million tons, respectively.

China’s coal exports and imports have increased dramatically over the last five years; its 75 million tons of exports in 2004 represented an average annual increase of 43% since its 12.7 million tons of exports in 1999.

Iron Ore

Iron ore is used as a raw material for the production of steel along with limestone and coking coal. Steel is the most important construction and engineering material in the world. In 2005 approximately 650 million tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

As the figures below indicate, Chinese imports of iron ore have grown significantly in the last few years and have been a major driving force in the drybulk sector. Total iron ore imports for 2005 of 267 million tons increased by approximately 28% over 2004 import levels and have increased at a compound annual growth rate of 30% since 2001.

Chinese Iron Ore Imports

Volume
Year	(Million tons)

1999	55.3
2000	70.0
2001	92.5
2002	111.3
2003	148.2
2004	208.1
2005	266.9

Source: Drewry Shipping Consultants Ltd.

This growth rate in iron ore imports is due to increased Chinese steel production. Over the last five years, steel production in China has grown at an average annual rate of almost 23%, compared to global production increasing by an average 6.4% per annum.

Crude Steel Production (million tons)

Year	EU	Japan	China	Global

1999	155.8	94.2	123.7	787.7
2000	163.3	106.4	127.2	829.6
2001	158.5	102.9	150.9	833.8
2002	158.1	107.7	179.7	883.9
2003	159.5	110.5	219.3	944.0
2004	169.7	112.7	269.3	1,054.1
2005	163.1	112.9	348.0	1,127.9

Source: Drewry Shipping Consultants Ltd.

Grain

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cottonseeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein rich residue is used as a raw material in animal feed.

Total grain production is dominated by the U.S. Argentina is the second largest producer followed by Canada and Australia. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Minor Bulks

The balance of drybulk trade, minor bulks, subdivides into two types of cargo. The first type are the secondary bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. Second are the so-called neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products including scrap. In 2005, total trade in minor bulks amounted to approximately 1.0 billion tons.

Demand for Drybulk Carriers

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Seaborne drybulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 2000 and 2005, trade in all drybulk commodities increased from 2.1 billion tons to 2.6 billion tons, an increase of 23.0%.

Demand for drybulk carrier capacity is also effected by the operating efficiency of the global fleet, with port congestion, absorbing additional tonnage.

One of the main reasons for the resurgence in drybulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years. Chinese imports or iron ore alone increased from 55.3 million tons in 1999 to 267 million tons in 2005. While growth in Chinese trade has principally benefited the larger, or Capesize, sector of the fleet, there has also been a positive effect on Handymax and Handysize vessels, as well. In addition to coal and iron ore, Chinese imports of steel products have also increased sharply in the last five years, thereby creating additional demand for dry bulk carriers.

The following table illustrates China’s gross domestic product growth rate compared to the United States’ gross domestic product growth rate during the periods indicated:

	China GDP Growth Rate	U.S. GDP Growth Rate
Years	(%)	(%)

1981 — 1985	10.1	2.6
1986 — 1990	7.8	2.6
1991 — 1995	12.0	2.3
1996 — 2000	8.3	4.1
2001 — 2003	7.9	1.9
2004	9.5	4.4
2005	9.3	3.7

Source: Drewry Shipping Consultants Ltd.

The figure below illustrates the growth in demand for drybulk shipping capacity from 2000 through 2005.

Drybulk Demand

Source: Drewry Shipping Consultants Ltd.

The three major commodities travel great distances and are not confined to regional trade. The longest trade route is iron ore from Brazil to China. As the majority of the vessels that travel this route are Capesize vessels, the route is via the Cape of Good Hope rather than the Panama Canal.

Major Drybulk Seaborne Trades

Source: Drewry Shipping Consultants Ltd.

Drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Drybulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

Drybulk Carrier Supply

The global drybulk carrier fleet may be divided into four categories based on a vessel’s carrying capacity. These categories consist of:

Capesize.  Capesize vessels have carrying capacities of more than 100,000 dwt, but are generally greater than 150,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

Panamax.  Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

Handymax.  Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize.  Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes.

Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Within the fleet definitions it is important to recognize that new types of vessel do emerge. An example is the “Kamsarmax,” which is effectively a large panamax bulk carrier with dwt of 82,000 tons. Developed by Tsuneishi in Japan and named after Port Kamsar in Guinea, which is restricted to vessels of not more than 229 m LOA, it is an example of how standard designs can be modified to increase the trading flexibility of a ship.

Major data on Kamsarmax vessels is as follows:

Kamsarmax 82BC
(Standard/Euro version)

LBD(m)	229.00 x 32.26 x 12.200
Draft (Full load)	14.400 m
DW (Full load)	82,300 mt
Gross tonnage	43,500
Cargo capacity	97,000 m3
Service speed	14.5 knots

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.

The following table illustrates the supply of the global drybulk carriers for the periods indicated. As of March 2006, the global drybulk carrier orderbook, which represents newbuildings that have been ordered but not yet delivered, amounted to 64.0 million dwt, or 18.3% of the current fleet, with most vessels on the orderbook expected to be delivered within 36 months.

Drybulk Fleet Supply 1990 to February 2006

Source: Drewry Shipping Consultants Ltd.

Drybulk Carrier Fleet — March 2006

	Current Fleet			Orderbook
Size		Dwt	% of Total		Dwt	% of Total
(’000 dwt)	No.	(Million)	Fleet	No.	(Million)	Fleet

Capesize (100+)	668	112.7	32.0%	126	25.7	22.8%
Panamax (60-100)	1,326	95.7	27.2%	262	20.9	21.9%
Handymax (30-60)	2,339	99.7	28.4%	329	15.5	15.6%
Handysize (10-30)	1,926	43.6	12.4%	77	1.7	3.8%
Total	6,259	351.8	100.0%	794	63.9	18.2%

Source: Drewry Shipping Consultants Ltd.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The average age at which a vessel is scrapped over the last five years has been 26 years. However, due to recent strength in the drybulk shipping industry, the average age at which the vessels are scrapped has increased. The following chart illustrates the age profile of the global drybulk fleet for the periods indicated.

Drybulk Fleet Age Profile as at End February 2006

Source: Drewry Shipping Consultants Ltd.

Drybulk Carrier Scrappings

	2000	2001	2002	2003	2004	2005

Capesize (100,000 dwt +) (in millions of dwt)	81.9	86.1	88.6	92.8	100.1	110.0
No of Vessels Scrapped	4	3	8	2	1	2
Dwt Scrapped (in millions)	0.5	0.4	0.9	0.3	0.1	0.2
% of Fleet Scrapped	0.6	0.5	1.0	0.3	0.1	0.1
Panamax (60-100,000 dwt) (in millions of dwt)	71.1	76.0	79.4	81.0	87.2	94.0
No of Vessels Scrapped	11	28	18	7	1	3
Dwt (in millions) Scrapped	0.7	1.9	1.2	0.5	0.1	0.2
% of Fleet Scrapped	1.0	2.5	1.5	0.6	0.1	0.1
Handymax (30-60,000 dwt) (in millions of dwt)	76.8	81.1	84.9	87.2	92.4	98.6
No of Vessels Scrapped	40	40	25	29	0	4
Dwt (in millions) Scrapped	1.5	1.5	0.9	1.1	0.0	0.2
% of Fleet Scrapped	2.0	1.9	1.1	1.3	0.0	0.1
Handysize (10-30,000 dwt) (in millions of dwt)	46.4	43.4	42.8	42.7	43.3	43.6
No of Vessels Scrapped	50	62	64	25	4	4
Dwt (in millions) Scrapped	1.2	1.4	1.6	0.6	0.1	0.1
% of Fleet Scrapped	2.6	3.2	3.7	1.4	0.2	0.1
Total (in millions of dwt)	276.2	286.6	295.7	303.7	323.1	346.1
No of Vessels Scrapped	105	133	115	63	6	13
Dwt (in millions) Scrapped	3.8	5.2	4.7	2.4	0.3	0.7
% of Fleet Scrapped	1.4	1.8	1.6	0.8	0.1	0.1

Source: Drewry Shipping Consultants Ltd.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among drybulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo, or a discharge port within a region with ports where vessels load cargo, are also generally quoted at lower rates. This is because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin.

As expected, all assessments of drybulk charter hire rates show a similar pattern. In 2003 and 2004, rates for all sizes of drybulk carriers strengthened appreciably to historically high levels. According to Drewry, the driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials imported by China. In 2005 the charter rates have decreased and remain low in 2006.

Baltic Exchange Drybulk Indices 1999 to February 2006

Source: Baltic Exchange

The following table shows one year time charter rates for Handymax, Panamax and Capesize drybulk carriers between 1996 and March 2006.

Drybulk Average Monthly Time Charter Hire Rates (Basis 12 Month Hire)

Source:	Drewry Shipping Consultants Ltd.

Vessel Prices

Vessel prices for secondhand vessels increased significantly during 2003, 2004 and early part of 2005 due to the strength of the freight market.

The following table presents the average price for secondhand drybulk carriers for the periods indicated.

Drybulk Carrier Average Annual Secondhand Prices to December 2005

Source: Drewry Shipping Consultants Ltd.

In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected vessel prices. Consequently in 2005, demand for modern tonnage resulted in secondhand prices for five-year-old Handymax, Panamax and Capesize dry bulk carriers obtaining higher levels than those “nominally quoted” for comparably sized newbuildings. However, secondhand prices have since slipped in line with the weaker freight market, and the slight downturn in newbuilding prices.

THE COMPANY

Our Business

We are an international provider of drybulk marine transportation services that was incorporated in the Marshall Islands on January 13, 2005 and began operations in April 2005. We currently own and operate a fleet of eight Panamax vessels and two Capesize vessels, all of which we acquired during 2005. Our drybulk carriers transport a variety of cargoes including coal, iron ore and grain. As of December 31, 2005, our Existing Fleet had a combined carrying capacity of approximately 916,000 deadweight tons (dwt) and a dwt weighted average age of approximately 7.0 years. We were formed by affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation and American Metals & Coal International, which we refer to collectively as our Founders. In July 2005, we completed our initial public offering. We used the net proceeds from that offering, together with capital contributions from our Founders and bank indebtedness, to finance or refinance the purchase price of our initial fleet of eight Panamax vessels. In the fourth quarter of 2005, we took delivery of two Capesize vessels which we financed through borrowings under our existing $250 million revolving credit facility and cash on hand. The total purchase price for all 10 vessels in our Existing Fleet was approximately $466.3 million.

Our management team provides the commercial management of our fleet, which includes entering into charters and managing relationships with charterers, and the technical management of our fleet, which includes performing day-to-day operations and vessel maintenance.

We intend to continue to increase the size of our fleet through selective acquisitions of additional secondhand drybulk carriers or through whole or partial fleet acquisitions that complement our business strategy. We believe that the experience of our management team in locating and acquiring suitable vessels and fleets will assist us in this process.

Our drybulk carriers transport a variety of cargoes including coal, iron ore and grain. As of December 31, 2005, our fleet had a combined carrying capacity of approximately 916,000 deadweight tons (dwt) and a dwt weighted average age of approximately 7.0 years.

Plan of Operations

Most of our vessels are employed under time charters of varying durations to well-established and reputable charterers. Under our time charters, the charterer is obligated to pay us charter hire at a fixed daily rate and to bear all voyage expenses, including the cost of bunkers and canal and port charges. We remain responsible for paying the vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, and paying brokers’ commissions on gross charter hire rates. When a charter expires, we assess market conditions in the industry and determine whether to seek to re-employ the vessel under a long-term time charter, a short-term time charter, or in the spot voyage market.

In addition to acquisitions we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We incurred total drydocking expenses of approximately $1.2 million in 2005. The period in which drydocking of a vessel is due is typically every 30 to 60 months. The process of recertification requires us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days, and related earnings, during the period by an estimated 20 days per drydocked vessel. We fund drydocking costs out of cash from operations.

In December 2005, the Company formed a wholly owned subsidiary, Quintana Logistics LLC, to engage in limited chartering activities, including entry into contracts of affreightment. Under a contract of affreightment, Quintana would agree to ship a specified amount of cargo at a specified rate per ton between designated ports over a particular period of time. Contracts of affreightment generally do not specify particular vessels, so Quintana would be permitted either to use a free vessel that it owned or to charter in a third-party vessel.

Drybulk Shipping Industry Trends

The drybulk shipping industry is fundamental to international trade as it is the only practical and cost effective means of transporting large volumes of many essential commodities. According to Drewry Shipping Consultants, Ltd., or Drewry, since the fourth quarter of 2002, the drybulk shipping industry has experienced the highest charter rates and vessel values in its modern history due to the favorable imbalance between the supply of drybulk carriers and demand for drybulk transportation. However, both charter rates and vessel values have decreased in recent months, as the balance between supply and demand has shifted.

For drybulk shipping, factors that affect the supply of drybulk vessels and demand for transportation of drybulk cargo include:

Supply:

•	Shipyards where new ships are constructed are fully booked through 2008, limiting the number of new drybulk carriers that will enter the market in coming years; and

•	Port congestion worldwide as a result of increased shipping activity and the implementation of stringent security measures has effectively reduced the supply of drybulk carriers that are available for hire at any particular time.

Demand:

•	In general, increasing global production and consumption and international trade have driven the strong demand for drybulk capacity; and

•	In particular, China and India continue to drive demand for drybulk carriers as they continue to expand iron ore exports and steel production, become net importers of coal and increase grain inventories.

Charter rates historically have been very volatile and are affected by many factors outside our control, including the demand for sea-borne commodities. We cannot predict or offer assurances that the current favorable imbalance between supply and demand described above will continue.

Our Competitive Strengths

We believe that the following competitive strengths distinguish us in the drybulk shipping industry:

•	Large and Young Fleet. Upon the delivery of all the vessels we will acquire in the Acquisition, we believe our fleet will be one of the largest in cargo-carrying capacity and one of the youngest of any now existing drybulk company publicly traded in the U.S., based on their filings with the SEC. All of the drybulk carriers in our fleet will be modern Panamax, Capesize or Kamsarmax vessels. Assuming delivery of these vessels to us on the currently anticipated schedule, our fleet would have a combined cargo-carrying capacity of 2,296,861 dwt and a dwt weighted average age of 4.0 years in June 2007. We believe that owning a modern fleet of well-maintained vessels will enable us to operate our vessels with low operating costs and secure employment for our vessels with high quality charterers.

•	Stable Cash Flow from Well-established and Reputable Charterers. A substantial majority of the vessels in our fleet are employed on time charters to well-established and reputable charterers. Upon the delivery of all the vessels we will acquire in the Acquisition, we believe our fleet will have one of the highest percentages of time charter coverage of any now existing drybulk company publicly traded in the U.S., based on their filings with the SEC. We believe these time charters will provide us with steady cash flow and high vessel utilization rates while limiting our exposure to freight rate volatility.

•	Internal Management of Vessel Operations. We believe that providing our own technical management favorably distinguishes us from many of our competitors by allowing us to more closely monitor our operations and offer a high quality of performance, reliability and efficiency. We also believe that providing our own internal technical management enables us to further limit operating costs by eliminating management fees to third parties.

•	Experienced Management Team and Strong Affiliation with Our Founders. Our executives have considerable experience in the management of the commercial and financial aspects of international shipping businesses. We also have a strong relationship with our Founders, which collectively have considerable experience and relationships in the energy, iron ore, and coal industries.

•	Focus on Panamax or Larger Drybulk Vessels. Upon completion of the Acquisition, our fleet will consist entirely of Panamax or larger drybulk vessels. Unlike smaller drybulk vessels, Panamax, Kamsarmax and Capesize vessels are able to efficiently transport the major drybulk commodities to Asian markets from outside the region, and are less vulnerable to market changes in the demand for any single commodity.

•	Increased Flexibility through Use of Sister Ships. Our Existing Fleet consists of four sets of sister ships, which include three sets of Panamax vessels and one set of Capesize vessels. The Acquisition Fleet consists of three sister Panamax vessels and 14 sister Kamsarmax vessels. The ability to substitute ships with identical specifications enhances our fleet’s revenue potential by providing increased flexibility to meet charterers’ schedules. Sister ships also increase our operating efficiencies because technical knowledge can be shared across vessels in a series and economies of scale can be created when ordering spare parts and supplying and crewing vessels.

Our Business Strategy

Our business strategy is to provide reliable seaborne transportation services for drybulk cargoes at a competitive cost. The principal elements of our business strategy consist of:

•	Optimize Charter Planning. We intend to employ a substantial majority of our fleet under time charters to achieve predictable and visible cash flows and increase utilization rates. Our commercial management team plans to balance the mix of short-, medium- and long-term time charters and spot market charters in order to permit us to opportunistically pursue market conditions while allowing us to maintain predictable cash flows.

•	Focus on High Quality Panamax or Larger Drybulk Vessels. We intend to maintain a high quality, cost efficient fleet of Panamax or larger drybulk carriers that meet rigorous industry standards and our charterers’ requirements. Our fleet will enable us to efficiently transport major drybulk commodities such as coal, iron ore and grain to China and other expanding markets.

•	Maintain Low Cost, Highly Efficient Operations. We perform internally the commercial and technical management of our Existing Fleet, and we expect to expand our in-house technical management to take over technical management of the vessels we will acquire in the Acquisition. We believe that utilizing our own commercial and technical management enables us to reduce our operating expenses by eliminating external management fees and commissions. In addition, we believe that our policy of staffing each of our vessels with qualified officers and crews who share a common nationality enables us to increase the efficiency of our vessel operations.

•	Strategically Expand the Size of Our Fleet. Our goal is to further expand our worldwide presence in the drybulk carrier market. We believe that if we are able to complete the Acquisition and acquire additional vessels in the future, we will be able to capitalize on economies of scale in the management of our fleet, enhance our purchasing power for third party services and goods, maximize our fleet’s utilization, and minimize positioning days.

•	Flexible Financial Strategy. In order to fund future acquisitions we intend to pursue a financial strategy that maximizes our flexibility. We expect to fund future acquisitions though a combination of debt incurrence, equity issuances and cash on hand.

•	Leveraging our Founders’ Strategic Relationships. Our Founders and their affiliates have extensive experience and relationships in the coal, steel and iron ore industries. We plan to use these relationships to identify chartering opportunities, make contacts, and gain market intelligence in these core commodities industries.

Our Customers

Existing Customers.  In 2005, our customers included national, regional and international companies. These include European companies such as Deiulemar Compagnia da Navigazione, S.p.A., a major supplier of coal to Italian utilities, Energy Shipping S.p.A., an Italian maritime coal transport company, Fratelli D’Amato S.p.A., an Italian maritime transport company and Safety Management Overseas S.A., a Greek drybulk maritime transport company. They also include Asian companies such as China National Chartering Corporation (SINOCHART), a Chinese drybulk shipping company, and Seven Mountain Shipping Co., Ltd., a South Korean drybulk and tanker transport company. Each of these five named customers accounted for over 10% of our consolidated revenues in 2005. See “Risk Factors — We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance” and the following table, which shows the percentage of gross revenues attributable to our five largest customers for the period from January 13, 2005 (inception) to December 31, 2005:

Percentage of 2005
Charterer	Gross Revenues

A	16.2%
B	15.7%
C	14.9%
D	12.3%
E	11.8%

In addition, we have chartered our recently acquired Capesize vessels to STX Panocean Co. and Swissmarine Corporation Limited, and one of our Panamax vessels to Daeyang Shipping Co., Ltd. These companies provide drybulk maritime transportation and related services to their clients. We also charter two of our Panamax vessels to Cargill, Inc., an international provider of food, agricultural and risk management products and services.

Our assessment of a charterer’s financial condition and reliability will be an important factor in negotiating employment for our vessels. We charter our vessels to major trading houses (including commodities traders), publicly traded companies, reputable vessel owners and operators, major producers of raw materials and government-owned entities rather than to more speculative or undercapitalized entities. We evaluate the counterparty risk of potential charterers based on our management’s long experience in the shipping industry with the input of two independent credit risk consultants.

Bunge Limited.  Bunge and its affiliates will be the sole charterer of the 17 vessels we will purchase in the Acquisition. Bunge is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain, with operations ranging from sales of raw materials such as grains and fertilizers to retail food products such as margarine and mayonnaise. Bunge is a reporting company under the Exchange Act. The following information is derived from its Annual Report on Form 10-K for the year ended December 31, 2005:

In 2005, Bunge had total net sales of $24,275 million. Bunge has stated that it believes it is:

•	the world’s leading oilseed processing company, based on processing capacity;

•	the largest producer and supplier of fertilizer to farmers in South America, based on volume; and

•	a leading seller of bottled vegetable oils worldwide, based on sales.

Bunge conducts its operations in three divisions: agribusiness, fertilizer and food products. Its agribusiness division is an integrated business involved in the purchase, processing, storage and sale of grains and oilseeds. Bunge’s agribusiness operations and assets are primarily located in North and South America and

Europe, and it also has operations in India and China and international marketing offices throughout the world.

Bunge is a limited liability company formed under the laws of Bermuda. Bunge traces its history back to 1818 when it was founded as a grain trading company in Amsterdam, The Netherlands. Bunge started its U.S. operations in 1923, and in 1999 moved its corporate headquarters to the United States.

Bunge uses a variety of transportation modes to transport its products, including railcars, river barges, trucks and ocean going vessels. Bunge also contracts with third parties for ocean freight services. We expect that immediately after the delivery of the last of such vessels to us, Bunge will account for a substantial majority of our charter revenues.

Management of Our Fleet

We commercially manage our fleet through a wholly owned subsidiary, Quintana Management LLC, which arranges the charters for our vessels and the management of our relationships with charterers, and the purchase and sale of vessels into and out of our fleet. For part of 2005, a third-party technical-management company, Blossom Maritime Corporation, handled technical management of a portion of our fleet. By October 2005, we had taken technical management of all of our vessels in house. Technical management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, ensuring regulatory and classification society compliance, appointing supervisors and technical consultants and providing technical support. In October 2005, we obtained our final International Safety Management Code certification, which is valid for five years.

Following completion of the Acquisition, we expect to expand our technical management staff to accommodate the new vessels we will acquire.

Crewing; Employees

Our internal management team arranges for the crewing of the vessels in our fleet. We staff each of our vessels with officers and crew who share a common nationality. We believe that by providing entire crews from a similar national background we will improve morale, retain better personnel, and increase efficiency. We have entered into contracts with Seaworld Marine Services Inc. Phils, a manning agent, who we believe has a good track record of providing healthy, well experienced, educated and trained seamen. The crew manning agent’s performance during the period of its contracts with us is subject to evaluation at the end of each period.

We believe that the crewing arrangements will ensure that our vessels will be crewed with qualified seamen that have the licenses required by international regulations and conventions.

We have a staff of 27 personnel as of March 1, 2006, which is sufficient to manage the commercial operations and the technical operations of our entire Existing Fleet. We expect we will be required to expand our staff to perform the commercial and technical management of the 17 new vessels we will acquire in the Acquisition.

Time Charters

The following discussion describes the material terms common to all of our time charters.

Initial Term; Extensions

The initial term for a time charter commences upon the vessel’s delivery. All of our customers have rights to terminate their charters prior to expiration of the original term in specified circumstances as described in more detail below.

Hire Rate

“Hire” rate refers to the basic payment from the customer for the use of the vessel. Hire is payable every fifteen days, in advance, in Dollars as specified in the charter, less a specified commission for the chartering broker and from 0% to 3.75% of the hire rate as a commission for the charterer. Hire payments may be reduced, or under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Expenses

We are responsible for the provision and payment of vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The customer generally pays the voyage expenses, which include all expenses relating to particular voyages, including the cost of any bunkers (fuel), port fees, cargo loading and unloading expenses, canal tolls, and agency fees.

Off-hire

When the vessel is “off-hire” — or not available for service — the customer generally is not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed off-hire if there is a loss of operating time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, fires or similar problems;

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew;

•	seizure or detention by any authority unless such seizure or detention is occasioned by any personal act or omission or default of the charterers or their agents, or by reason of cargo carried; or

•	arrest of the vessel on behalf of any party having or purporting to have a claim against the vessel.

Ship Management and Maintenance

Under all of our time charters, we are responsible for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations.

Termination

Each time charter terminates automatically upon loss of the vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) and, under most time charters, terminate the charter if the customer defaults in its payment obligations. Under most of our time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel or if the vessel is requisitioned by its flag state for more than three months.

Other Vessel Employment

We intend to employ some of our vessels in the spot charter market. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total fee. Under spot market voyage charters, the vessel owner pays voyage expenses such as port, canal and fuel costs.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and national, state and local laws and regulations in effect in the countries in which our vessels may operate or are registered. A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with environmental laws and regulations applicable to us as of December 31, 2005. Moreover, as a result of highly publicized accidents in recent years, we believe that the regulation of the shipping industry, particularly in the area of environmental requirements, will continue to become more stringent and more expensive for us and our competitors. Because environmental laws and regulations are periodically changed and may impose increasingly stricter requirements, future requirements may limit shipowners’ ability to do business, increase operating costs, force the early retirement of vessels and/or affect their resale values. See “Risk Factors — We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flow and net income.”

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships (“MARPOL”) imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea. In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI was ratified in May 2004, and became effective on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The Marshall Islands has ratified Annex VI of MARPOL. Pursuant to a Marine Notice issued by the Marine Maritime Administrator as revised in March 2005, ships flagged by the Marshall Islands, and that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first drydocking after May 19, 2005, or May 19, 2008. All ships subject to Annex VI that are built after May 19, 2005 must have the Certificate. Implementing these requirements may require modifications to the engines or the addition of post-combustion emission controls, or both as well as the use of lower sulfur fuels. We are still evaluating the costs of implementing these requirements but do not expect them to have a material adverse effect on our operating costs. Additional conventions, laws and regulations may be adopted that could adversely affect our ability to operate our vessels.

The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain ISM Code certification unless its manager has been awarded a document of compliance under the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. We have our own ISM Code certification.

The United States

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers (which we do not operate), it applies to non-tanker ships, including drybulk carriers, with respect to fuel oil, or bunkers, used to power such vessels. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel oils). OPA defines these other damages broadly to include:

•	natural resources damages and the costs of assessment thereof;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. We have prepared a response plan for each of our vessels that conforms to the requirements of the CGMTA and OPA. OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation. OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The Clean Water Act

In March 2005, a United States District Court ruled that the United States Environmental Protection Agency (“U.S. EPA”) lacks the authority to exclude discharges of vessel ballast water from the Clean

Water Act’s (“Act”) permitting requirements. The District Court ordered the U.S. EPA to repeal the regulations it had adopted exempting discharges of ballast water from the Act’s permitting requirements. Unless this decision is overturned on appeal or the relief in question is modified, vessels entering the waters subject to the Act’s jurisdiction would be required to have a permit to discharge ballast water. This permitting requirement may lead to the installation of equipment on our vessels to treat ballast water before its discharge and could have the effect of limiting some or all of our vessels from entering waters in the United States that are subject to this ruling. Because we do not know how this matter will ultimately be resolved, we cannot estimate the financial impact on our operations and, therefore, cannot assure you that the associated costs and effects will not be material.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys.  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys.  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys.  Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire class period. This process is referred to as continuous class renewal. All of our vessels are on continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation,” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. All of our Panamax vessels are certified as being “in class” by Lloyd’s Register of Shipping, while our Capesize vessels are certified as being “in class” by Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any drybulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers (charterers who control chartered vessels and bear all expenses under the charter) of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we maintain hull and machinery insurance, war and strikes risks insurance, protection and indemnity coverage, increased value insurance and freight, demurrage and defense coverage for all of our vessels in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War and Strikes Risks Insurance

We maintain marine hull and machinery and war and strikes risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with particular average deductibles of $100,000 per vessel per incident and third party liability deductibles of $100,000 per vessel per incident with respect to our Panamax vessels and $150,000 per vessel per incident with respect to our Capesize vessels. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy.

Protection and Indemnity Insurance

Protection and indemnity insurance is a form of mutual indemnity insurance provided by mutual protection and indemnity associations, or P&I “clubs,” which insure our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited. Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. We are a member of a P&I club that is a member of the International Group. The thirteen P&I clubs that comprise the International Group insure approximately 90% of the world’s commercial shipping tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group of P&I clubs exists to arrange collective insurance and reinsurance for P&I clubs, to represent the views of shipowners and charterers who belong to those clubs on matters of concern to the shipping industry and to provide a forum for the exchange of information. Each of the constituent P&I clubs is an independent, non-profit making mutual insurance association providing coverage for its shipowner and charterer members against liabilities of their respective businesses. Each club is controlled by its members through a board of directors (or Committee) elected from the membership; the Board (or Committee) retains responsibility for strategic and policy issues but delegates to full-time managers the technical running of the club.

Although the clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these are to be shared between the participating Clubs. The pool provides a mechanism for sharing all claims in excess of $5 million up to a limit of about $4.25 billion. For a layer of claims between $50 million and $2.030 billion the International Group’s Clubs purchase reinsurance from the commercial market. The pooling system provides participating Clubs with reinsurance protection at cost to much higher levels than would normally be available in the commercial reinsurance market. As a member of a P&I Club that is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I clubs comprising the International Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. We compete with other owners of drybulk carriers in the Panamax and Capesize class sectors. Some of these competitors have larger fleets and greater financial resources than we do, which may make them more competitive.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Legal Proceedings Related to Mr. Molaris

A private individual has filed a complaint with the public prosecutor for the Athens Magistrates Court against Mr. Molaris and four others relating to allegations that, while Mr. Molaris was employed by Stelmar Shipping Ltd., they conspired to defraud the individual of a brokerage fee of €1.2 million purportedly owed by a shipyard in connection with the repair of a vessel of Stelmar. Mr. Molaris believes the complaint is without merit and is vigorously contesting these allegations. The prosecutor has referred the matter to a Greek judge for further investigation. The judge will determine whether the claim has sufficient merit to forward the matter on to a court for adjudication. We have been advised that an independent committee of the board of directors of Stelmar has conducted an inquiry into these allegations and found no evidence to support them.

As publicly disclosed by Stelmar Shipping Ltd., on November 10, 2003 Mr. Molaris, who then was the chief financial officer of Stelmar, took a non-interest bearing advance from Stelmar in the amount of $125,000, in apparent violation of applicable U.S. law prohibiting loans by public companies to their directors and executive officers. This transaction was reflected as an advance in Stelmar’s 2003 year-end financial statements and was repaid on February 10, 2004. The board of directors of Stelmar imposed a fine on Mr. Molaris in the amount of $30,000, which Mr. Molaris paid to Stelmar. The Enforcement Division of the SEC conducted an inquiry into this matter, and, on December 1, 2005, the SEC entered an order relating to these alleged violations of Section 13(k) of the Securities Exchange Act of 1934. Without admitting or denying the findings in the order, Mr. Molaris agreed to cease and desist from causing any violations and any future violations of Section 13(k) of the Exchange Act. The SEC did not impose any monetary sanctions on Mr. Molaris.

Properties

We do not own any real property. For a description of our office lease in Athens, see Note 13 to our consolidated financial statements for the period ending December 31, 2005, “Commitments and Contingent Liabilities.” Other than our vessels, we do not own any material property.

Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

Our Relationship with Our Founders

Affiliates of our Founders beneficially own approximately 25.4% of our outstanding common stock. Our Founders and certain of their affiliates have purchased an aggregate of approximately 439,200 units in the May 2006 placement. We refer you to “Security Ownership” for further information regarding the ownership interests of our Founders.

Mr. Robertson, an experienced investor in coal, oil and gas and other natural resources, is chairman of our board of directors and is the beneficial owner of the controlling interest in the general partner of Natural Resource Partners L.P. (“NRP”). NRP is a publicly traded limited partnership engaged principally in the business of owning and managing coal properties in the United States. FRC, based in Greenwich, Connecticut, is the largest and oldest private equity firm specializing in the energy industry, with $4.7 billion under management across four active funds. AMCI, headquartered in Greenwich, Connecticut, is a privately held company engaged in the production, handling and marketing of coal, iron ore and steel. We believe that the collective experience of our Sponsors and their affiliates in the energy, coal, steel and iron ore industries will be important in helping us execute our growth strategy and that we will be able to leverage their reputation and extensive network of contacts in these industries, to provide us with chartering opportunities as well as market intelligence in the core commodities trades.

THE ACQUISITION

General

We have entered into separate sale and purchase contracts (each such contract an “MOA” and collectively, the “MOAs”) with affiliates of Metrobulk Holding S.A. (“Metrobulk”), an unaffiliated third party, to purchase (the “Acquisition”) three Panamax drybulk carriers and fourteen Kamsarmax drybulk carriers (the “Acquisition Fleet”). We will purchase the Acquisition Fleet from affiliates of Metrobulk (each such affiliate of Metrobulk a “Seller,” and collectively, the “Sellers”), for the aggregate cash purchase price of $735 million. When delivered, these vessels will have an aggregate cargo-carrying capacity of approximately 1,380,789 dwt. The three Panamax vessels were constructed in 2004. Five of the Kamsarmax vessels were built in 2005 or 2006. The nine remaining Kamsarmax vessels are under construction and are expected to be delivered between July 2006 and June 2007. Assuming delivery of these vessels to us on the currently anticipated schedule, our fleet would have a combined cargo-carrying capacity of 2,296,861 dwt and a dwt weighted average age of 4.0 years in June 2007.

With respect to the purchase of the eight secondhand vessels, the relevant Sellers are the registered owners of such vessels. In the case of six of the nine newbuilding vessels, the relevant Sellers are not in privity with such shipbuilder, Tsuneishi Shipbuilding Co., Ltd. of Japan (“Tsuneishi”), and in the case of the remaining three vessels, the relevant Sellers are not themselves in direct privity with the shipbuilder but their intermediaries are. The relevant Sellers of the newbuildings have executed separate sale and purchase agreements with companies who are, directly or indirectly, the counterparty to Tsuneishi in the relevant shipbuilding contract.

All of the vessels in the Acquisition Fleet are, or upon delivery will be, subject to time charter agreements with Bunge S.A. of Geneva, an affiliate of Bunge Limited, or Bunge, a multinational agribusiness company. Sixteen of the vessels in the Acquisition Fleet are, or at the time of delivery will be, subject to one master time charter with Bunge expiring at the end of 2010, subject to earlier termination if the parties cannot agree on the determination of annual rates within contractually agreed ranges. Fourteen of these sixteen vessels are now subject to the one master time charter, and the two other vessels (Iron Knight and Iron Bradyn) are currently under separate charters but will become subject to the one master time charter following the termination of their current charters. One of the vessels in the Acquisition Fleet, Grain Harvester, is subject to a separate time charter with Bunge which expires in August 2009.

We have agreed to pay Fortis Bank N.V./S.A. a fee of $5.0 million in connection with the arrangement of the Acquisition. The fee will be payable in eight equal installments of $625,000, each such installment to be due and payable on the delivery of each of the eight secondhand vessels to be acquired in the Acquisition.

Description of Vessels

The Acquisition Fleet

The following table lists each of the vessels in the Acquisition Fleet that we have agreed to purchase along with each vessel’s name, approximate size, delivery date and charter term.

Vessel	Type	Dwt	Delivery Date Range	Built	Charter Expiration

Grain Express	Panamax	76,466	9/1/06-10/31/06	04/04	12/31/10
Iron Knight	Panamax	76,429	9/1/06-1/10/07	06/04	12/31/10
Grain Harvester	Panamax	76,417	9/1/06-10/31/06	08/04	8/31/09
Iron Bradyn	Kamsarmax	82,769	9/1/06-10/31/06	02/05	12/31/10
Iron Fuzeyya	Kamsarmax	82,209	9/1/06-10/31/06	01/06	12/31/10
Iron Kalypso	Kamsarmax	82,224	9/1/06-10/31/06	01/06	12/31/10
Ore Hansa	Kamsarmax	82,209	7/20/06-8/31/06	03/06	12/31/10
Santa Barbara	Kamsarmax	82,266	7/20/06-8/31/06	*	12/31/10
Iron Elizabeth	Kamsarmax	82,000	7/20/06-8/31/06	*	12/31/10
Iron Vassilis	Kamsarmax	82,000	8/11/06-10/10/06	*	12/31/10
Iron Anne	Kamsarmax	82,000	10/16/06-1/15/07	*	12/31/10
Pascha	Kamsarmax	82,300	11/20/06-1/20/07	*	12/31/10
Iron Lindrew	Kamsarmax	82,300	1/10/07-3/10/07	*	12/31/10
Coal Gypsy	Kamsarmax	82,300	12/31/06	*	12/31/10
Coal Hunter	Kamsarmax	82,300	12/31/06	*	12/31/10
Iron Brooke	Kamsarmax	82,300	3/1/07-5/1/07	*	12/31/10
Iron Manolis	Kamsarmax	82,300	6/30/07	*	12/31/10

Total		1,380,789

*	Under construction.

The contractual delivery dates for three of the newbuildings, Coal Gypsy, Coal Hunter and Iron Manolis, are set forth in the applicable shipbuilding contracts but not the applicable MOAs. The contractual delivery dates for the other vessels are as set forth in the applicable MOAs.

The MOAs are also conditioned on the execution of an acceptable novation agreement transferring the applicable charters to us. Bunge has indicated that it will consent to the novation of the applicable charters in our favor.

Vessels Under Construction

Nine of the vessels in the Acquisition Fleet, Iron Elizabeth, Iron Vassilis, Iron Anne, Pascha, Iron Lindrew, Coal Gypsy, Coal Hunter, Iron Brooke and Iron Manolis, are currently under construction at Tsuneishi.

Secondhand Vessels

Eight of the vessels in the Acquisition Fleet, Grain Express, Iron Knight, Grain Harvester, Iron Bradyn, Iron Fuzeyya, Iron Kalypso, Ore Hansa and Santa Barbara, are vessels built between April 2004 and March 2006.

Warranties

Four of the secondhand vessels still enjoy the benefit of a builder’s warranty of quality. These four secondhand vessels, as well as all of the newbuilding vessels, will be delivered together with an assignment of any such warranties. Where Tsuneishi’s consent is required to assign warranties relating to a newbuilding vessel, the failure to provide an assignment precisely in the form acceptable to us, due to disagreement, will not constitute a reason for the relevant MOA to be cancelled. If Tsuneishi does not consent to the assignment of the warranty of quality with respect to a particular vessel, the relevant Seller of such vessel will undertake to act as our agent in raising, handling and closing any claims that we may want to raise under the relevant warranty. The relevant Seller will not, however, be liable to satisfy a claim if there is a failure to recover amounts due from Tsuneishi, but the relevant Seller will, on our request, commence legal proceedings against Tsuneishi in connection with any disputed or non-recoverable claim made under the warranty.

Vessel Specifications

All of the vessels in the Acquisition Fleet are oceangoing drybulk carriers. Three of the vessels in the Acquisition Fleet are Panamax vessels and fourteen are Kamsarmax vessels.

Classification

All of the newbuilding vessels are being designed, constructed, inspected and tested in accordance with the rules and regulations of Nippon Kaiji Kyokai. Under the terms of the MOAs, all secondhand vessels are to be delivered with the classification they had prior to the Acquisition, with all relevant classification, trading and other certificates valid and unextended for 6 months from their respective delivery dates and with all continuous surveys/cycles up to date and valid.

Time Charters

Sixteen of the vessels in the Acquisition Fleet are, or upon delivery will be, subject to a Charter Party and Block Agreement, as amended (the “Master Charter”), which is a single master charter pertaining to all 16 vessels, dated November 21, 2005, between Metrostar Management Corp., an affiliate of Metrobulk (“Metrostar Management”), as managing owners, and Bunge S.A. of Geneva. Fourteen of these sixteen vessels are now subject to the Master Charter, and the two other vessels (Iron Knight and Iron Bradyn) are currently under separate charters but will become subject to the Master Charter following the termination of their current charters. The remaining vessel in the Acquisition Fleet, Grain Harvester, is subject to a separate time charter dated January 23, 2004 with Bunge (the “Grain Harvester Charter”). Bunge has indicated that it will consent to the novation of the applicable charters in our favor.

Master Charter

The time charter period for each of the 16 vessels subject to the Master Charter is from the date of its respective delivery or redelivery, as the case may be, to the maximum term of December 31, 2010. The Master Charter generally provides that daily hire rates are to be agreed no later than November 5th of each year within a specified range of floor and ceiling levels and such daily hire rates shall apply for the following calendar year. This mechanism does not apply to daily hire rates in 2006 for vessels delivered in 2006, except with respect to Iron Knight, which may be delivered between September 2006 and January 2007 and will earn the 2007 negotiated rate from the time of its delivery until the end of 2007. The Master Charter specifies certain daily hire rate for all other 2006-delivered vessels for the remainder of 2006. The weighted average of the 2006 rates, net of brokerage commissions of 5%, is $20,379, assuming Iron Knight is delivered in 2006 and earns the 2007 floor rate for the remainder of 2006. We arrived at the weighted average based on the number of hire days for each vessel within the period.

The following table summarizes the weighted average floor and ceiling hire rates applicable to the sixteen vessels that will be subject to the Master Charter from 2007 to 2010, as well as to Iron Knight for the balance of 2006. Time charter rates are presented net of brokerage commissions. Brokerage commissions for each vessel are equal to 5%.

	2007	2008	2009	2010

Average floor rate	$16,350	$16,269	$14,400	$14,460
Average ceiling rate	$26,851	$26,719	$23,206	$23,343

The Master Charter provides that the pricing for 2007, 2008, 2009 and 2010 are to be agreed within the specified lower floor and upper ceiling levels that are summarized in the table above. The Master Charter also provides that both parties are to mutually cooperate to reach agreement with respect to daily charter hire rates based on market rates within the agreed rate structure. We believe that this rate structure limits our exposure to market declines in hire rates below the applicable lower floor level, although its upper ceiling levels limit our right following delivery of the vessels to take advantage of market increases in hire rates. The Master Charter also provides that, in the event the parties are unable to reach agreement in respect of daily hire rates for the following year, the Master Charter will be automatically terminated. We believe that this provision requires any such agreement to be within the agreed rate structure, although the provision does not expressly so state. In addition, Bunge is permitted to terminate the Master Charter as to a particular vessel if that vessel is off hire for more than twenty days in a year (excluding drydocking time required to remain in class).

The Master Charter provides that, although we may not market the vessels under the Charter Agreement prior to their delivery, should we receive any attractive proposal from other similar first class charterers for a long-term time charter, we shall approach Bunge to discuss such proposal and offer Bunge the right of first refusal to match such proposal. Bunge is not obligated to match any such proposal, and if it chooses not to do so, the applicable vessel will be removed from the Master Charter.

Grain Harvester Charter

The Grain Harvester Charter extends from August 2004 for 59 to 61 months, plus or minus 15 days at Bunge’s option. The Grain Harvester Charter provides for a daily hire rate of $20,000 minus a brokerage commission of 1.25% and a commission of 3.75% payable to Bunge.

Terms of Acquisition

Delivery

We will take delivery of each vessel under construction at a Tsuneishi shipyard upon its completion, except with respect to Iron Elizabeth, which will first be delivered to the relevant Seller after which time we will take delivery at a time and place specified in the terms of the relevant MOA. We will take delivery of each of the secondhand vessels within a range of dates specified in the relevant MOAs. The range of the scheduled delivery dates for each of the 17 drybulk carriers in the Acquisition Fleet is set out in a table under the heading “Description of Vessels — The Acquisition Fleet.” We will generally have the right to cancel an MOA with respect to a given vessel, including newbuildings, if the vessel is not delivered by a specified date.

Each secondhand vessel shall be tendered for delivery only after an underwater inspection of such secondhand vessel by a class surveyor appointed by us has taken place at the port of delivery. The place of delivery for each secondhand vessel will be worldwide within institute trading limits, alongside a safe berth at a safe port or safe anchorage, outside any war zones or blacklisted countries.

The terms of the MOAs require all the vessels to be delivered free of mortgages, debts, claims, liens, charters (except the relevant charters) and any other encumbrances whatsoever.

Purchase Price

Generally, the purchase price is fixed and not subject to change except in certain circumstances. In the case of a newbuilding, for example, the price may be reduced due to the vessel not achieving certain performance targets or because of missing the agreed delivery date by a set number of days. In those cases, any price reduction received by the relevant Seller will be passed on to us either as a reduction of the purchase price payable under that MOA or, at our option, as a lump sum payment to be made by the relevant Seller to us on delivery. Any adjustments to the price are made on delivery of the newbuilding vessels and in accordance with the terms of the relevant contract. The purchase price will be adjusted for the delayed delivery of a vessel or for a deficiency in the speed, fuel consumption, deadweight or capacity in the constructed vessel.

Under the terms of the shipbuilding contracts with Tsuneishi, the original purchaser of each vessel is required to make installment payments periodically during the construction of the newbuilding. We are only required, though, to pay a deposit to the relevant Sellers representing 10% of the purchase price of the applicable vessel regardless of how many installment payments the original purchaser of each vessel has made with respect to a particular newbuilding.

The aggregate deposit for the purchase price of the entire Acquisition Fleet is $73.5 million, representing 10% of the aggregate purchase price of $735 million. This deposit was paid on May 15. We will pay the balance of the purchase price of each vessel upon the delivery of that vessel.

Delivery Delays

As described above, the MOAs for the secondhand vessels specify a range of delivery dates for those vessels. Under those MOAs, each Seller will be required to pay us the charter hire it receives on the given vessel, net of the vessel operating expenses for such vessel (including the Seller’s financing expenses associated with such vessel), for the period starting on a set date until such vessel is actually delivered.

Cancellation of Contract

Each of the shipbuilding contracts allows the relevant Seller, or an intermediary party between the relevant Seller and the shipbuilder, to cancel the contract in certain circumstances. For instance, if the delay in delivery is excessive, the relevant Seller may exercise its cancellation right. Under the terms of the MOAs, the relevant Seller may terminate a contract only with our consent or upon our request. If the relevant Seller has the right to terminate a contract and refuses to do so after we have so requested, we are entitled to terminate the MOA with respect to that vessel.

There are also certain circumstances in which Tsuneishi may cancel a contract. For instance, if the relevant Seller defaults in payment of an installment of the purchase price or if the relevant Seller fails to take delivery of a vessel that has been built in accordance with the terms of a shipbuilding contract, Tsuneishi may exercise its cancellation right. If Tsuneishi elects to cancel a contract, our obligation to purchase such vessel will be cancelled.

Involvement in Construction

Under our MOAs for the newbuildings, we are entitled to have one representative at the shipyard where a newbuilding is under construction to act as an observer together with the relevant Seller’s representative in supervising the construction of each vessel and in connection with modifications to the specifications, approval of plans and drawings, attendance to tests, inspections and trials and any other matters for which such Seller’s representative is authorized. The Seller’s representative will be involved in the testing and inspection of the vessel in order to ensure that construction is performed in accordance with the terms of the contract and will pass on all of our observations to the relevant Seller, who will be obliged to communicate such observations to Tsuneishi as if they were the Seller’s observations. If we are not permitted by the Builder to appoint an observer to the Seller’s supervising team, then we may not be in a position to ensure that the vessel has been properly constructed in accordance with the relevant specifications.

MARKET PRICE OF COMMON STOCK

Our common stock is listed for quotation on the Nasdaq National Market under the symbol “QMAR”. As of March 1, 2006, there were 60 institutional holders of record of our common stock. Because many of such shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. The following table sets forth the high and low sales price per share of our common stock and the cash dividends paid per share, for the periods indicated.

			Cash Dividend
Period	High	Low	Per Share

Fiscal 2006:
Period Beginning April 1, 2006 and Ending June 14, 2006	$8.95	$7.30	$—
Three Months Ended March 31, 2006	$10.45	$8.60	$0.21
Fiscal 2005:
Three Months Ended December 31, 2005	$11.70	$9.40	$0.21
Three Months Ended September 30, 2005	$12.00	$9.85	$0.20
Three Months Ended June 30, 2005(1)	—	—	$0.05
Three Months Ended March 31, 2005(1)	—	—	—

(1)	We commenced operations in April 2005 and did not begin trading on the Nasdaq National Market until July 19, 2005. Accordingly, sales prices are not presented for the first or second fiscal quarters of 2005 or for any fiscal quarter in 2004.

The last reported closing sale price of our common stock on the Nasdaq National Market on June 14, 2006 was $7.50 per share.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers.

Name	Age	Position

Corbin J. Robertson, Jr.	58	Chairman
Stamatis Molaris	44	Chief Executive Officer, President and Director
Paul J. Cornell	47	Chief Financial Officer
Nikos Frantzeskakis	45	Chief Commercial Officer
Steve Putman	31	Vice President, General Counsel and Secretary
Joseph R. Edwards	33	Director
Corbin J. Robertson III	33	Director
Hans J. Mende	62	Director
Gurpal Singh Grewal	59	Director
S. James Nelson, Jr.	64	Director
Peter Costalas	56	Director

Our board of directors is elected annually, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors may elect a Chairman, provided that such Chairman is not an officer of the Company. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Biographical information with respect to each of our directors and executives is set forth below.

Corbin J. Robertson, Jr. has been the non-executive chairman of our board of directors since our formation in January 2005. Mr. Robertson has also served as Chief Executive Officer and the Chairman of the Board of Directors of GP Natural Resource Partners LLC, the general partner of Natural Resource Partners, L.P., since October 2002. In addition, Mr. Robertson has served in various executive capacities with affiliates of Natural Resource Partners, L.P. since 1978. He also serves as Chairman of the Board of the Baylor College of Medicine and of the Cullen Trust for Higher Education and on the boards of the American Petroleum Institute, the National Petroleum Council, the Texas Medical Center and the World Health and Golf Association. Mr. Robertson is the father of Corbin J. Robertson III, another member of our board of directors.

Stamatis Molaris has served as our Chief Executive Officer since February 2005, has served as our President since May 2005 and has been a member of our board of directors since June 2005. Prior to this, Mr. Molaris served as Chief Financial Officer and as a director of Stelmar Shipping Ltd. from August 1993 until January 2005. Prior to that, Mr. Molaris served as an audit manager for Arthur Andersen.

Paul J. Cornell has served as our Chief Financial Officer since our formation in January 2005. Prior to his current role he served as Vice President of Finance for Quintana Minerals Corporation since 1993 and has been employed with Quintana Minerals Corporation since 1988. Mr. Cornell received his B.B.A. in Accounting from Niagara University in 1981.

Nikos Frantzeskakis has served as our Chief Commercial & Operations Officer since our formation in January 2005. Prior to this position, he worked with Navatrade SA since 1990 as the exclusive chartering broker of 22 vessels. Mr. Frantzeskakis has a bachelor’s degree in ship broking practice and ship management from City of London Polytechnic.

Steve Putman has served as our Vice President, General Counsel & Secretary since August 2005. Mr. Putman practiced corporate-finance and securities law at Vinson & Elkins, L.L.P. from June 2001 to August 2005. From October 2000 to May 2001, Mr. Putman practiced law in the tax-controversy group at

Mayer, Brown, Rowe & Maw LLP. Mr. Putman received his B.A. from the University of Texas in 1997 and his J.D. from the University of Chicago in 2000.

Joseph R. Edwards has been a member of our board of directors since April 2005. Mr. Edwards is a Director of First Reserve Corporation, a private equity firm focusing on the energy industry. Mr. Edwards has served in various capacities at First Reserve since joining it in March 1998. From July 1995 until March 1998, Mr. Edwards served as a member of the corporate finance team of Simmons & Company International, a Houston-based, energy-focused investment banking firm. Mr. Edwards currently serves as a director of T-3 Energy Services, Inc. (and as a member of its Compensation and Nominating Committees) and Power Well Services, Inc., and a number of its affiliates.

Hans J. Mende has been a member of our board of directors since April 2005. Mr. Mende also serves as Chairman of the Board of Directors of Alpha Natural Resources, Inc. and is a director of Foundation Coal Holdings, Inc. He is President and Chief Operating Officer of AMCI International, Inc., a position he has held since he co-founded AMCI in 1986. Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions. At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company.

Corbin J. Robertson III has been a member of our board of directors since our formation in January 2005. Mr. Robertson is Managing Director of Spring Street Partners, a hedge fund focused on undervalued small cap securities, a position he has held since 2002. Prior to joining Spring Street, Mr. Robertson worked for three years as a Vice President of Sandefer Capital Partners LLC, a private investment partnership focused on energy related investments, and two years as a management consultant for Deloitte and Touche LLP. Mr. Robertson is also a member of the board of Gulf Atlantic Refining and Marketing L.P., an operator of a refinery and crude and refined products storage terminals and advisory director to Main Street Bank, a regional commercial bank. Mr. Robertson is the son of Corbin J. Robertson, Jr., the chairman of our board of directors.

Gurpal Singh Grewal has been a member of our board of directors since June 2005. Mr. Grewal currently serves as the Technical Manager of Marmaras Navigation Ltd., a shipping company. From June 1998 to September 2005, he served as Technical Director and the Principal Surveyor for Greece of Lloyd’s Register of Shipping and Industrial Services S.A. Prior thereto, he was employed by Lloyd’s Register of Shipping and Industrial Services S.A. since May 1997 as a Senior Ship and Engineer Surveyor in the Fleet Services Department. In addition, from 1996 to 1998, he was Assistant Chief Resident Superintendent with JJMA, New York, where he supervised the newbuildings of product tankers in Spain. Prior to 1996, he served for 10 years as a Senior Engineer at Lloyd’s Register supervising the construction of newbuildings in a variety of shipyards. Mr. Grewal is a Chartered Engineer and has over 20 years’ experience in newbuildings of bulk carriers, tankers, LPG, and LNG vessels.

S. James Nelson, Jr. has been a member of our board of directors since August 2005. In 2004, Mr. Nelson retired from Cal Dive International, Inc., a marine contractor and operator of offshore oil and gas properties and production facilities, where he was a founding shareholder, Chief Financial Officer, Vice Chairman and a Director. From 1985 to 1988, Mr. Nelson was the Senior Vice President and Chief Financial Officer of Diversified Energies, Inc., a NYSE-traded company, and from 1980 to 1985 was the Chief Financial Officer of Apache Corporation, an oil and gas exploration and production company. From 1966 to 1980, Mr. Nelson was employed with Arthur Andersen & Co where he became a partner in 1976. Mr. Nelson is also a Certified Public Accountant. Mr. Nelson currently serves on the Boards of Directors of Oil States International, Inc., a diversified oilfield services company; Input/Output, a seismic services provider, and W&T Offshore Incorporated, an oil and natural gas exploration and production company.

Peter Costalas has been a member of our Board of Directors since May 2006. Mr. Costalas has over 38 years of experience in the shipping industry. Since June 2004, Mr. Costalas has served as the Managing Director of Euroceanica (UK) Ltd., a private shipowning company specializing in drybulk carriers and chemical tankers that is based in London. He has served as a director of Euroceanica since September 2001. From January 2001 to August 2001, Mr. Costalas served as the Chief Executive Officer of Osprey

Maritime Limited, which was at the time a Singapore-listed shipping company concentrating on liquefied natural gas, crude oil, and product tankers. From 1997 until his appointment as Chief Executive Officer of Osprey, Mr. Costalas served as its Chief Commercial Officer. During the same period, he helped form the Tankers International VLCC pool and the International Product Tanker pools. Before joining Osprey, Mr. Costalas served as the Commercial Director of Exmar NV, a Belgian-listed diversified shipping company, among other positions in the shipping industry. Mr. Costalas currently serves as a director of Euroceanica (UK) Limited, Integra Holdings Pte Ltd, a global petrochemical trading company, and Bancosta sam, a subsidiary of an Italian-based shipbroker.

Board Independence

Our Board has determined that all existing members of our board other than Mr. Molaris are “independent” directors under the NASDAQ corporate-governance rules. The Board has determined that each of the members of the Compensation, Nominating & Governance Committee qualifies as independent under applicable NASDAQ rules. All members of the Audit Committee qualify as “independent” under Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

Board Meetings and Committees

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. Board agendas include regularly scheduled executive sessions for the non-management directors to meet without management or the other directors present. Our Board met for the first time on June 14, 2005 and met in person two additional times in 2005 and held two telephonic meetings. Prior to June 2005, all actions taken by the Board were by unanimous written consent. The non-management directors met in executive session at the conclusion of the three in-person meetings. In 2005, each Board member attended more than 75% of the total number of meetings of the Board and of the committees of which they served as members held during the period such Board member served on the Board. Our directors are expected to attend all meetings of the Board and of the committees of which they are members.

The Board currently has, and appoints the members of, two standing committees: the Audit Committee and the Compensation, Nominating and Governance Committee (the “CNG Committee”). The Board established these committees in July 2005. Each of these committees has a written charter approved by the Board. These charters are available on our website at www.quintanamaritime.com. We will also furnish copies of any charter to any person who requests them. Requests for copies should be directed to Mr. Steve Putman, 601 Jefferson St., Suite 3600, Houston, Texas 77002.

The members of the committees as of June 14, 2006 are identified in the following table:

Directors	Audit	CNG

Corbin J. Robertson, Jr.		Chair
Joseph R. Edwards		X
Gurpal Singh Grewal	X
S. James Nelson, Jr.	Chair	X
Peter Costalas	X

Audit Committee.  The Audit Committee has been established to assist the Board in fulfilling its responsibility to (i) oversee the quality and integrity of the financial statements and other financial information Quintana provides to any governmental body or the public; (ii) oversee Quintana’s compliance with legal and regulatory requirements; (iii) oversee the independent external auditor’s qualifications and independence; (iv) oversee the performance of Quintana’s internal audit function and the auditors; (v) oversee Quintana’s systems of internal controls regarding finance, accounting, legal compliance and ethics that Quintana’s management and the Board have established; (vi) facilitate an open avenue of communication among the auditors, financial and senior management, the internal auditing department, and the Board, with the auditors being accountable to the Audit Committee; and (vii) perform such other duties as are directed by the Board. The Audit Committee has sole responsibility for the retention and termination of the independent auditors. The Board has determined that Mr. Nelson, the Chairman of the Audit Committee, qualifies as an “audit committee financial expert” as defined by the regulations of the SEC. Mr. Nelson serves on the audit committees of three other public companies. The Audit Committee was formed in July 2005 and held two in-person meetings and one telephonic meeting in 2005, and each of the members attended all of the meetings.

Compensation, Nominating and Governance Committee.  The duties of the CNG Committee are to (i) review, evaluate, and approve Quintana’s agreements, plans, policies and programs utilized to compensate the officers, directors, and when applicable, employees, consultants, contractors, agents or other providers of services to or for the benefit of Quintana or its affiliates; (ii) otherwise discharge the Board’s responsibilities relating to compensation of Quintana’s officers and directors; (iii) assist the Board by identifying individuals qualified to become Board members and to recommend that the Board select the director nominees for election at the annual meetings of stockholders or for appointment to fill vacancies; (iv) recommend to the Board director nominees for each committee of the Board; (v) advise the Board about appropriate composition of the Board and its committees; (vi) advise the Board about and recommend to the Board appropriate corporate governance practices and to assist the Board in implementing those practices; (vii) lead the Board in its annual review of the performance of the Board and its committees; and (viii) perform such other functions as the Board may assign to the Committee from time to time.

The CNG Committee identifies director candidates through a variety of means, including recommendations from other Board members and management. From time to time, the CNG Committee may use third-party search consultants to identify director candidates. The CNG Committee will consider all stockholder recommendations for candidates for the Board, which should be sent to the CNG Committee, c/o Steve Putman, Secretary, Quintana Maritime Limited, 601 Jefferson St., Suite 3600, Houston, Texas 77002, and should include the recommended candidate’s name, biographical data and qualifications. The CNG Committee’s minimum qualifications and specific qualities and skills required for directors are set forth in Section I of Quintana’s Corporate Governance Guidelines, which can be viewed on our website at www.quintanamaritime.com. These considerations include the potential director’s independence, background, experience, judgment, diversity, age, and skill in the context of the needs of the Board.

The CNG Committee screens all potential candidates in the same manner regardless of the source of the recommendation. The CNG Committee’s review is based on any written materials provided with respect to the potential candidate. The CNG Committee determines whether the candidate meets Quintana’s minimum qualifications and specific qualities and skills for directors and whether requesting additional information or an interview is appropriate. The CNG Committee was formed in July 2005 and held two in-person meetings in 2005. Each of the members attended all the meetings.

Director Compensation

Directors who are also employees, such as Quintana’s Chief Executive Officer, are not paid for Board service beyond their regular employee compensation. Independent directors may not receive consulting, advisory or other compensatory fees from Quintana in addition to their Board compensation. With the assistance of outside compensation consultants, the CNG Committee of the Board will periodically review Quintana’s director compensation practices and compare them against the practices of a selected peer group of companies as well as against the practices of public company boards generally. The Board believes that compensation for non-management directors should be competitive and should fairly compensate directors for the time and skills devoted to serving Quintana but should not be so great as to compromise independence.

For 2005, non-management directors received an annual retainer of $20,000 (prorated for the length of such director’s service in 2005). The chairperson of the Audit Committee receives an annual fee of $7,500 and the chairperson of the CNG Committee receives an annual fee of $5,000. Our directors are paid $1,500 for each meeting attended in person or by telephone, and committee members receive $1,000 for each committee meeting attended in person or by telephone. All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of our Board or its committees and for other reasonable expenses related to the performance of their duties as directors. In addition, our directors are eligible to receive incentive compensation awards under our 2005 Stock Incentive Plan. In 2005, each non-management director received a total of 12,000 shares of restricted stock. The shares vest annually between February 2006 and February 2009. We expect that directors will receive restricted stock awards on an annual basis.

The Board believes that Quintana’s total director compensation package is competitive with the compensation offered by other companies and is fair and appropriate in light of the responsibilities and obligations of Quintana’s non-management directors.

Executive Compensation

The following tables present information concerning the compensation of our Chief Executive Officer and the two other most highly compensated executive officers of Quintana Maritime, who were serving as executive officers at the end of 2005 and met certain thresholds in payment of salary and bonus. We refer to these three persons collectively as the “Named Executive Officers.” Because Quintana commenced its operations in 2005, information is not given for 2004 or 2003.

	Annual Compensation				Long-Term Compensation
				Other Annual	Restricted Stock	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation	Awards(2)	Compensation(3)

Stamatis Molaris(4)	2005	$187,415	$155,000		$1,146,200	$13,750
President, Chief Executive Officer and Director
Paul J. Cornell(5)	2005	$151,388	$110,000		$573,100	$6,813
Chief Financial Officer and Treasurer
Nikos Frantzeskakis(6)	2005	$164,735	$60,000		$573,100	$6,813
Chief Commercial Officer

(1)	Bonuses include performance bonuses awarded for 2005 but paid in 2006 in the following amounts: $90,000 to Mr. Molaris, $45,000 to Mr. Cornell, and $35,000 to Mr. Frantzeskakis. In addition, Messrs. Molaris, Cornell, and Frantzeskakis received one-time bonuses relating to their assistance with our initial public offering of $65,000, $65,000, and $25,000, respectively.

(2)	The indicated amounts reflect the fair value of the restricted stock at the time of grant. Shares of restricted stock and shares of phantom stock were awarded on August 24, 2005, but the shares of phantom stock were canceled on December 23, 2005 and replaced with an equivalent number of shares of restricted stock. Accordingly, there was no phantom stock outstanding as of December 31, 2005. The restricted-stock awards granted on August 24, 2005 had a fair market value of $11.10 per share, and the awards granted on December 23, 2005 had a fair market value of $9.74 per share. We pay dividends on restricted stock, and dividends paid during 2005 are included in the “All Other Compensation” column. The table below shows the number of shares of restricted stock held by each Named Executive Officer, its vesting schedule, and the value of such restricted stock as of December 31, 2005, based on the closing price of our common stock on December 30, 2005 (the last business day of 2005) of $10.18 per common share:

					Total Shares of
					Restricted Stock	Market Value of
	Number of Shares of Restricted Stock Vesting on				Held as of	Shares Held as of
	February 15,	February 15,	February 15,	February 15,	December 31,	December 31,
Name	2006	2007	2008	2009	2005	2005

Stamatis Molaris	20,000	20,000	20,000	50,000	110,000	$1,119,800
Paul J. Cornell	10,000	10,000	10,000	25,000	55,000	$559,900
Nikos Franzeskakis	10,000	10,000	10,000	25,000	55,000	$559,900

(3)	Excludes perquisites and other personal benefits, securities or property received by the named executive officer if the aggregate dollar amount of such items is the lesser of either $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.

(4)	Mr. Molaris joined Quintana in February 2005.

(5)	Mr. Cornell joined Quintana in February 2005.

(6)	Mr. Frantzeskakis joined Quintana in February 2005.

Stock Incentive Plan

The following contains a summary of the material terms of Quintana’s 2005 Stock Incentive Plan (the “Plan”), which was adopted by our Board of Directors and approved by our stockholders. The description of such terms is not complete. For more information, we refer you to the full text of the Stock Incentive Plan, incorporated by reference into the Registration Statement, of which this prospectus forms a part.

The purpose of the Plan is to provide our directors, employees, advisors and consultants of the Company and its affiliates additional incentive and reward opportunities designed to enhance the profitable growth of Quintana and its affiliates. The Plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, options that do not constitute incentive stock options, restricted stock awards, performance awards, and phantom stock awards. The Plan is administered by the CNG Committee of the Board of Directors. In general, the CNG Committee is authorized to select the recipients of awards and to establish the terms and conditions of those awards.

Available Shares.  The number of shares of common stock that may be issued under the Plan may not exceed 3 million shares (subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in our capital structure). Shares of common stock that are attributable to awards that have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of common stock that may be subject to options, restricted stock awards and performance awards denominated in shares of common stock granted under the Plan to any one individual during the term of the Plan may not exceed 1.5 million shares of common stock (as adjusted from time to time in accordance with the provisions of the Plan). The maximum amount of compensation that may be paid under all performance awards under the Plan denominated in cash (including the fair market value of any shares of common stock paid in satisfaction of such performance awards) granted to any one individual during any calendar year may not exceed $2 million, and any payment due with respect to a performance award shall be paid no later than 10 years after the date of grant of such performance award.

Stock Options.  The price at which a share of common stock may be purchased upon exercise of an option granted under the Plan will be determined by the CNG Committee, but such purchase price will not be less than the fair market value of a share of common stock on the date such option is granted. Additionally, a stock appreciation right may be granted in connection with the grant of an option.

Restricted Stock.  Shares of common stock that are the subject of a restricted stock award under the Plan will be subject to restrictions on disposition by the holder of such award and an obligation of such holder to forfeit and surrender the shares to us under certain circumstances (the “Forfeiture Restrictions”).

The Forfeiture Restrictions will be determined by the CNG Committee in its sole discretion, and the CNG Committee may provide that the Forfeiture Restrictions will lapse upon:

(1)	the attainment of one or more performance targets established by the CNG Committee that are based on certain enumerated measures relating to, among other things, our stock price, market share, sales, net income and other financial measures (the “Enumerated Performance Goals”),

(2)	the award holder’s continued employment with us or continued service as a consultant or director for a specified period of time,

(3)	the occurrence of any event or the satisfaction of any other condition specified by the CNG Committee in its sole discretion, or

(4)	a combination of any of the foregoing.

Performance Award.  A performance award under the Plan is an award of shares of common stock, cash payments, or a combination thereof that may be earned based on the satisfaction of various performance targets established by the CNG Committee that are based upon one or more of the Enumerated Performance Goals. At the time of the grant of a performance award, the CNG Committee will establish the maximum number of shares of common stock subject to, or the maximum value of, such award and the period over which the performance applicable to the award will be measured.

Phantom Stock.  Phantom stock awards under the Plan are awards of common stock (or the fair market value thereof), or rights to receive amounts equal to share appreciation over a specific period of time. Such awards vest over a period of time established by the CNG Committee, without satisfaction of any performance criteria or objectives. Payment of a phantom stock award may be made in cash, common stock, or a combination thereof.

Termination and Amendment.  No awards under the Plan may be granted after 10 years from the date the Plan was adopted by the Board of Directors. The Plan will remain in effect until all options granted under the Plan have been satisfied or expired, all shares of restricted stock granted under the Plan have vested or been forfeited, and all performance awards and phantom stock awards have been satisfied or expired. The Board of Directors in its discretion may terminate the Plan at any time with respect to any shares of common stock for which awards have not been granted. The Plan may not be amended, other than to increase the maximum aggregate number of shares that may be issued under the Plan, to increase the maximum aggregate number of shares that may be issued under the Plan through incentive stock options, to reprice any outstanding options or to change the class of individuals eligible to receive awards under the Plan, by the Board of Directors without the consent of our shareholders. No change in any award previously granted under the Plan may be made which would impair the rights of the holder of such award without the approval of the holder.

Equity Compensation Plan Information

	Number of Securities		Number of Securities
	to be Issued upon	Weighted Average	Remaining Available
	Exercise of	Exercise Price of	for Further Issuance
	Outstanding	Outstanding	(Excluding Securities
	Options, Warrants	Options, Warrants	Reflected in Column
Plan Category	and Rights(a)	and Rights(b)	(a))(c)

Plans approved by securityholders(1)	—	—	2,441,250
Plans not approved by securityholders	—	—	—

(1)	Represents awards issued under 2005 Stock Incentive Plan as of March 31, 2006, which provides for the issuance of restricted stock and other awards in addition to options, warrants, and rights. All amounts shown in column (c) relate to the 2005 Stock Incentive Plan.

SECURITY OWNERSHIP

Security Ownership of Management

The following table sets forth certain information regarding the beneficial ownership of our common stock that is owned prior to the conversion of the preferred stock and the exercise of the warrants and that will be owned assuming the subsequent conversion of the preferred stock and the exercise of the warrants, by each current director, each named executive officer, and all directors and executive officers as a group. Except as otherwise indicated, the persons listed below have sole voting and investment power over the shares beneficially held by them.

	Common Shares
	Beneficially Owned Prior				Assuming the Conversion
	to the Conversion of the				of the Preferred Stock
	Preferred Stock and the		Assuming the Conversion		and the Exercise
	Exercise of the Warrants		of the Preferred Stock		of the Warrants
	Number	Percent(1)	Number	Percent(1)	Number	Percent(1)

Corbin J. Robertson, Jr.(2)	2,455,616	10.2%	4,455,616	9.0%	5,095,616	8.8%
Joseph R. Edwards(3)	3,087,895	12.8%	5,087,895	10.2%	5,727,895	9.9%
Hans J. Mende(4)	623,278	2.6%	1,956,615	3.9%	2,383,283	4.1%
Corbin J. Robertson III(5)	364,927	1.5%	498,264	1.0%	540,932	*
Stamatis Molaris(6)	285,000	1.2%	308,337	*	315,805	*
Gurpal Singh Grewal(7)	22,104	*	22,104	*	22,104	*
S. James Nelson(8)	18,000	*	18,000	*	18,000	*
Peter Costalas	12,500	*	12,500	*	12,500	*
Paul J. Cornell(9)	97,500	*	97,500	*	97,500	*
Nikos Frantzeskakis(10)	120,574	*	120,574	*	120,574	*
All directors and executive officers as a group (11 persons)	7,352,894	30.5%	12,643,405	25.4%	14,400,209	24.9%

*	Less than 1%.

The following table sets forth certain information regarding the beneficial ownership of our preferred stock that is owned prior to its conversion by each current director, each named executive officer, and all directors and executive officers as a group. Except as otherwise indicated, the persons listed below have sole voting and investment power over the shares beneficially held by them.

	Preferred Shares
	Beneficially Owned Prior
	to the Conversion of the
	Preferred Stock
	Number	Percent(13)

Corbin J. Robertson, Jr.	160,000	7.8%
Joseph R. Edwards	160,000	7.8%
Hans J. Mende	106,667	5.2%
Corbin J. Robertson III	10,667	*
Stamatis Molaris	1,867	*
All directors and executive officers as a group (11 persons)	439,200	21.5%

*	Less than 1%.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of our common stock that is owned prior to the conversion of the preferred stock and the exercise of the Warrants and that will be owned upon the conversion of the preferred stock and exercise of the Warrants by each person or group known to us as of March 31, 2006 who owns or has the right to acquire more than five percent of our common stock:

	Shares Beneficially				Assuming the
	Owned Prior to the				Conversion of the
	Conversion of the		Assuming the		Preferred Stock
	Preferred Stock and the		Conversion of the		and the Exercise
Name and Address	Exercise of the Warrants		Preferred Stock		of the Warrants
of Beneficial Owner	Number	Percent(1)	Number	Percent	Number	Percent

FR X Offshore GP Limited(3)	3,072,395	12.7%	5,072,395	10.2%	5,712,395	9.9%
One Lafayette Place Greenwich, Connecticut 06830
Quintana Maritime Partners, L.P.(2)	2,440,116	10.1%	4,440,116	8.9%	5,080,116	8.8%
601 Jefferson St., Suite 3600 Houston, Texas 77002
Neuberger Berman Inc.(11)	1,585,875	6.6%	1,585,875	3.2%	1,585,875	2.7%
605 Third Avenue New York, New York 10158
WS Capital, L.L.C. et al.(12)	1,537,455	6.4%	2,204,155	4.4%	2,417,499	4.2%
300 Crescent Court, Suite 111 Dallas, Texas 75201

(1)	With respect to the shares shown prior to the offering, the percentages shown reflect an aggregate of 24,148,242 shares outstanding, which includes 860,250 restricted shares issued pursuant to our stock incentive plan. With respect to the shares shown after the offering and assuming the conversion of the preferred stock into common shares, the percentages shown reflect an aggregate 49,717,717 shares outstanding. With respect to the shares shown after the offering and assuming both the conversion of the preferred stock into common shares and the exercise of the warrants to purchase common shares, the percentages shown reflect an aggregate of 57,899,949 shares outstanding.

(2)	The number of shares shown for Mr. Robertson prior to the consummation of the offering includes 2,440,116 shares held by Quintana Maritime Partners, L.P., a limited partnership indirectly controlled by Mr. Robertson in his capacity as the sole stockholder of QMP Inc., the general partner of Quintana Maritime Partners, L.P. In addition, Mr. Robertson holds 15,500 shares of restricted stock that were granted to him for his service as a director. Of the restricted shares, Mr. Robertson has dispositive power over 3,000 restricted shares that vested in February 2006. The shares shown for Mr. Robertson after the offering reflect the purchase by Quintana Maritime Partners L.P. of 160,000 units in the offering. The preferred stock portion of these units would be convertible into 2,000,000 shares of common stock, and the warrant portion of these units would be exercisable for 640,000 shares of common stock.

(3)	The number of shares shown for Mr. Edwards prior to the consummation of the offering includes 15,500 shares of restricted stock granted to Mr. Edwards for his service as a director. In addition, each of FR X Offshore GP Limited (“Offshore Ltd.”), FR X Offshore GP, L.P. (“Offshore GP”), and FR X Offshore, L.P. (“Offshore LP”) may be deemed to beneficially own the indicated shares. Offshore GP is the general partner of Offshore LP and may be deemed to share beneficial ownership of the shares of common stock beneficially owned by Offshore LP. Offshore Ltd., as the general partner of Offshore GP, may also be deemed to share beneficial ownership of the shares of common stock beneficially owned by Offshore LP. Each of Offshore Ltd., Offshore GP, and Offshore LP are entitled to a portion of the profits from the sale of securities held by Mr. Edwards, and therefore they share beneficial ownership of the securities issued to Mr. Edwards. Of the restricted shares, Mr. Edwards shares dispositive power over 3,000 restricted shares that vested in February 2006. Other than the shares he holds directly, Mr. Edwards disclaims beneficial ownership of securities beneficially owned by the Offshore Ltd., Offshore GP, and Offshore LP. The information in the table above is based on a Schedule 13G filed with the SEC on February 9, 2006. The shares shown for Mr. Edwards after the offering reflect the purchase by Offshore LP of 160,000 units in the offering. The preferred stock portion of these units would be convertible into 2,000,000 shares of common stock, and the warrant portion of these units would be exercisable for 640,000 shares of common stock.

(4)	The number of shares shown for Mr. Mende prior to the consummation of the offering includes 587,778 shares held by AMCI Acquisition II, LLC, a limited liability company indirectly controlled by Mr. Mende, and 15,500 shares of restricted stock granted to Mr. Mende for his service as a director. Of the restricted shares, Mr. Mende has dispositive power over 3,000 restricted shares that vested in February 2006. The shares shown for Mr. Mende after the offering reflect the purchase by AMCI Acquisition II, LLC of 106,667 units in the offering. The preferred stock portion of these units would be convertible into 1,333,337 shares of common stock, and the warrant portion of these units would be exercisable for 426,668 shares of common stock.

(5)	The number of shares shown for Mr. Robertson III includes 274,042 shares held directly, 55,385 shares held by Spring Street Partners L.P., a hedge fund indirectly controlled by Mr. Robertson III, 20,000 shares held in a managed account in Spring Street Partners, and 15,500 shares of restricted stock granted to Mr. Robertson III for his service as a director. Of the restricted shares, Mr. Robertson III has dispositive power over 3,000 restricted shares that vested in February 2006. The shares shown for Mr. Robertson III after the offering reflect the purchase by Mr. Robertson III of 10,667 units in the offering. The preferred stock portion of these units would be convertible into 133,337 shares of common stock, and the warrant portion of these units would be exercisable for 42,668 shares of common stock.

(6)	The number of shares shown for Mr. Molaris includes 75,000 shares held directly and 210,000 shares of restricted stock granted to him as part of his compensation. Of the restricted shares, Mr. Molaris has dispositive power over 20,000 restricted shares that vested in February 2006. The shares shown for Mr. Molaris after the offering reflect the purchase by Mr. Molaris of 1,867 units in the offering. The preferred stock portion of these units would be convertible into 23,337 shares of common stock, and the warrant portion of these units would be exercisable for 7,468 shares of common stock.

(7)	The number of shares shown for Mr. Grewal includes 6,604 shares held by Ramnique Grewal, Mr. Grewal’s daughter and a Quintana Maritime employee, and 15,500 shares of restricted stock granted to Mr. Grewal for his service as a director. Of the restricted shares, Mr. Grewal has dispositive power over 3,000 restricted shares that vested in February 2006.

(8)	The number of shares shown for Mr. Nelson includes 2,500 shares held directly and 15,500 shares of restricted stock granted to him for his service as a director. Of the restricted shares, Mr. Nelson has dispositive power over 3,000 restricted shares that vested in February 2006.

(9)	The number of shares shown for Mr. Cornell includes 97,500 shares of restricted stock granted to him as part of his compensation. Of the restricted shares, Mr. Cornell has dispositive power over 10,000 restricted shares that vested in February 2006.

(10)	The number of shares shown for Mr. Frantzeskakis includes 23,074 shares held directly and 97,500 shares of restricted stock granted to him as part of his compensation. Of the restricted shares, Mr. Frantzeskakis has dispositive power over 10,000 shares that vested in February 2006.

(11)	Based on Schedule 13G filed with the SEC on February 15, 2006 by Neuberger Berman Inc. and Neuberger Berman, LLC, has sole voting power over 1,219,425 shares and shared dispositive power of all reported shares. The shares are held for individual client accounts.

(12)	Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2006 by WS Capital, L.L.C., (“WS Capital”), WS Capital Management, L.P. (“WSC Management”), WSV Management, L.L.C. (“WSV”), WS Ventures Management, L.P. (“WSVM”), Reid S. Walker, G. Stacy Smith, and Patrick P. Walker. WS Capital holds shares for the account of (1) Walker Smith Capital, L.P. (“WSC”), (2) Walker Smith Capital (Q.P.), L.P. (“WSCQP”), (3) Walker Smith International Fund, Ltd. (“WS International”), and (4) HHMI Investments L.P. (“HHMI”). WSV holds shares for the account of (1) WS Opportunity Fund, L.P. (“WSO”), (2) WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and (3) WS Opportunity Fund International, Ltd. (“WSO International”), WS Capital is the general partner of WSC Management, which is the general partner of WSC and WSCQP, the investment manager for WS International and the investment manager for HHMI. WS Capital is a limited partner of HHMI. WSV is the general partner of WSVM, which is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. Reid S. Walker is the beneficial owner of 1,537,455 shares of Common Stock, which includes (i) 1,292,455 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International, (ii) 241,500 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International and (iii) 3,500 shares held directly. G. Stacy Smith is the beneficial owner of 1,538,955 shares of Common Stock, which includes (i) 1,292,455 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International, (ii) 241,500 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International and (iii) 5,000 shares held directly. Patrick P. Walker is the beneficial owner of 241,500 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International. WS Capital and WSC Management are the beneficial owners of 1,292,455 shares of Common Stock, for the accounts of WSC, WSCQP, WS International and HHMI. WSV and WSVM are the beneficial owners of 241,500 shares of Common Stock, for the accounts of WSO, WSOQP and WSO International. The shares shown for WS Capital after the offering reflect the purchase by WS Capital and its affiliates of 53,336 units in the offering. The preferred stock portion of these units would be convertible into 666,700 shares of common stock, and the warrant portion of these units would be exercisable for 213,344 shares of common stock.

(13)	The percentages shown reflect an aggregate of 2,045,558 shares of preferred stock outstanding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships

Affiliates of Mr. Robertson, Mr. Robertson III, First Reserve Corporation, and AMCI International beneficially own approximately 25.4% of our outstanding common stock. Mr. Robertson is the beneficial owner of the controlling interest in the general partner of Natural Resource Partners, L.P., a publicly traded limited partnership that owns and manages coal properties. First Reserve is a private equity firm specializing in the energy industry with significant economic interests in the coal sector. AMCI is engaged in the business of production, handling and marketing of coal. Mr. Robertson, First Reserve and AMCI are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These other investments may create competing financial demands on these persons, potential conflicts of interest and require efforts consistent with applicable law to keep the other businesses separate from our operations. Mr. Robertson, First Reserve and AMCI and their affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

In addition, AMCI and its affiliates may seek to enter into charters with us to transport coal or other cargoes. So long as they continue to beneficially own a significant amount of our equity, they will continue to be able to strongly influence or effectively control our decisions.

It is the duty of our Audit Committee, among other things, to conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and to approve all such transactions.

Purchases in Private Placement

In connection with the private placement of the 2,045,558 Units, consisting of 2,045,558 shares of Preferred Stock and 8,182,232 Warrants, affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation, and American Metals & Coal International, Inc., along with certain members of our board of directors and certain members of our management team, purchased an aggregate of 439,200 units consisting of 439,200 shares of preferred stock and 1,756,800 warrants. Please see “Security Ownership” for more details. If our stockholders approve the conversion of the Preferred Stock into shares of our common stock, affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation, and American Metals & Coal International, Inc, along with certain members of our board of directors and certain members of our management team, on an aggregate basis, will receive 5,490,000 shares of common stock which will limit dilution of their ownership interests in the Company, and their warrants will become exercisable to purchase, on an aggregate basis, an additional 1,756,800 shares of common stock. Currently, affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation, and American Metals & Coal International, Inc. beneficially own 10.2%, 12.8% and 2.6% of our outstanding common stock, respectively. If the Share Conversion and Issuance Proposal is approved, assuming the conversion of the Preferred Stock and the exercise of the Warrants, affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation, and American Metals & Coal International, Inc. will beneficially own 8.8%, 9.9% and 4.1% of our outstanding common stock, respectively.

Voting Agreement

Affiliates of each of Corbin J. Robertson, Jr., First Reserve Corporation and American Metals & Coal International, Inc. along with certain members of our board of directors and certain members of our management team have agreed pursuant to a voting agreement to vote their shares of common stock to approve conversion of the Preferred Stock into common stock.

Affiliate Transactions

In the first quarter of 2006, Quintana Logistics carried a cargo shipped by an affiliate of Alpha Natural Resources, Inc., which generated revenues of approximately $1.6 million during the quarter. In addition,

Quintana Logistics paid or will pay a brokerage fee of 2.5%, or approximately $47,000, to AMCI International, Inc. Hans J. Mende, a director of the Company, serves as Chairman of the Board of Alpha Natural Resources, Inc. and is the President and controlling stockholder of AMCI International, Inc.

Registration Rights

Affiliates of Mr. Robertson and First Reserve have the right in certain circumstances to require us to register their shares of common stock in connection with a public offering and sale. In addition, in connection with other registered offerings by us, affiliates of Mr. Robertson, First Reserve and AMCI will have the ability to exercise certain piggyback registration rights with respect to their shares.

Consulting Agreement with Stamatis Molaris

Stamatis Molaris, Quintana Maritime’s President and Chief Executive Officer, signed a consulting agreement with Quintana Minerals Corporation dated as of January 1, 2005 with a duration of one year. This agreement was terminated as of March 31, 2005. Quintana Minerals Corporation is an affiliate of Corbin J. Robertson, Jr., who is the Chairman of our Board of Directors and the beneficial owner of approximately 10.3% of the common stock of Quintana Maritime. Quintana Maritime Investors LLC, the parent of Quintana Maritime prior to the initial public offering, paid $25,000 to Mr. Molaris in payment of all amounts due under the agreement.

Service Agreement with Quintana Minerals Corporation

On October 31, 2005, the Company and Quintana Minerals Corporation entered into a service agreement, whereby Quintana Minerals Corporation agreed to provide certain administrative services to the Company, and the Company agreed to reimburse Quintana Minerals Corporation at cost for the expenses incurred by Quintana Minerals Corporation in providing those services. These services principally include payment of salaries of the Company’s U.S.-based management, office rent, and expenses related to the Company’s initial public offering.

DESCRIPTION OF THE UNITS

Each unit consists of one share of 12% Mandatorily Convertible Preferred Stock and four Class A Warrants. The preferred stock and warrants will be transferable together as a unit, and will not be separately transferable until the earliest of (i) the effectiveness of this registration statement covering such securities and the common stock issuable upon conversion of the preferred stock and the exercise of the warrants, (ii) 180 days after the date of original issuance of the units, or (iii) such earlier date as Dahlman, Rose & Company, LLC may determine (the “Separation Date”). After the Separation Date, the preferred stock and the warrants will be separately transferable.

DESCRIPTION OF THE PREFERRED STOCK

The following is a summary of certain provisions of our 12% Mandatorily Convertible Preferred Stock. The following summary of the terms of the preferred stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Statement of Designations. As used in this section, the terms “us,” “we” or “our” refer to Quintana Maritime Limited and not to any of its subsidiaries.

General

The preferred stock is, and any common stock issued upon the conversion of the preferred stock will be, validly issued, fully paid and nonassessable. The holders of the preferred stock will have no preemptive or preferential right to purchase or subscribe for our stock, obligations, warrants or any other securities of ours of any class. The transfer agent, registrar, redemption, conversion, calculation and dividend disbursing agent for shares of both the preferred stock and common stock is Computershare Investor Services LLC.

Dividends

Holders of the preferred stock shall be entitled to receive cash dividends at the per annum rate of 12% of the original issue price of $93.75 per share based on a 360-day year; provided that, in no event will the cash dividend payable in any quarterly period on any share of the preferred stock be less than an amount equal to the greater of (A) an amount equal to the rate per annum of 12% of the original issue price of $93.75 per share and (B) an amount equal to (1) the per share dividend or distribution, whether as an ordinary, special or extraordinary dividend or distribution, the Company pays in such quarterly period on its common stock, (2) multiplied by the then conversion rate, and (3) divided by 0.933. The conversion rate is 12.5 shares of common stock per share of preferred stock, subject to adjustment from time to time as set forth in the Statement of Designations of the preferred stock.

Such dividends are payable quarterly in cash on each February 28, May 30, August 31 and November 30, commencing August 31, 2006 for the initial period beginning on the date of issuance, to holders of record of the preferred stock as they appear on our stock books on the immediately preceding February 22, May 22, August 22 and November 22, when, and if, declared by the Company’s Board of Directors out of legally available funds. If any dividend payment date falls on a day that is not a Business Day (as defined in the Statement of Designations), the related dividend will be paid on the next day that is a Business Day, with the same force and effect as if the dividend payment had been made on such dividend payment date and without any interest or other payment with respect to the delay. Dividends are also payable upon the final distribution date relating to the liquidation, dissolution or winding-up of the Company. Dividends payable on the preferred stock for any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Dividends on the preferred stock accumulate from the most recent date as to which dividends have been paid or, if no dividends have been paid, from the date of original issuance of the preferred stock, whether or not in any dividend period or periods the Company has earnings or funds legally available for payment of such dividends. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payment on the preferred stock which is not paid when due. Holders of the preferred stock are not entitled to any dividends in excess of the full cumulative dividends except as described above.

No dividend shall be declared or paid upon or any sum set apart for the payment of dividends upon any outstanding share of the preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum set apart for the payment of such dividends, upon all outstanding shares of the preferred stock.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock (as defined in the Statement of Designations) or Junior Stock (as defined in the Statement of Designations) (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by or on behalf of the Company (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the preferred stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding up or dissolution, each holder of the preferred stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of our common stock, a liquidation preference in the amount of $93.75 per share of the preferred stock, plus accrued but unpaid dividends to and including the date the liquidation preference is paid. After payment of the full amount of the liquidation preference, the holders of the preferred stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding up or dissolution.

Voting Rights

We may not, without the affirmative vote of the holders of not less than 75% of the shares of preferred stock at the time outstanding, (i) authorize, create or issue any Parity Stock or Senior Stock (as defined in the Statement of Designations), or (ii) change the powers, designations, rights, preferences, qualifications, restrictions or limitations of the preferred stock in a manner adverse to the holders thereof. Except as provided by Marshall Islands law, the holders of the preferred stock shall have no other voting rights.

Mandatory Conversion

Following a vote of the shareholders of our common stock approving the conversion of our common stock for preferred stock, all preferred stock will automatically and immediately convert into shares of our common stock at an conversion rate of 12.5 shares of common stock for each share of preferred stock, subject to adjustment as described under “— Conversion Rate Adjustment.” The preferred stock is not otherwise convertible into shares of common stock. We have undertaken to prepare a proxy statement to solicit proxies from holders of our common stock in favor of an conversion at a special meeting of holders of common stock to be called prior to December 31, 2006 to consider this proposal. In addition, affiliates of our Founders have agreed with us to vote their shares in favor of the conversion proposal. However, we cannot predict as of this date when any such proxy statement will be available to be mailed, when any such special meeting will be held, nor whether the holders of or common stock will approve the conversion, if at all. See “Risk Factors — If the holders of our common stock do not approve the conversion of the preferred stock for shares of common stock, your shares of preferred stock will not convert into shares of common stock and your warrants will not become exercisable to purchase shares of our common stock under any circumstances.”

On the effective date of the conversion, your rights as a holder of preferred stock will cease. Your shares of preferred stock will no longer be outstanding, and will only represent the right to receive the shares of common stock into which the preferred stock has converted.

Fractional Shares

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the closing sale price of the common stock on the Nasdaq National Market (or such other national securities exchange or market or automated quotation system on which the common stock is then listed or authorized for quotation or, if not so listed or authorized for quotation, an amount determined in good faith by our board of directors to be the fair value of the common stock) at the close of business on the trading day next immediately preceding the date of conversion.

Conversion Rate Adjustment

The conversion rate will be adjusted as described below. If, however, the application of any of the following formulas would result in a decrease in the conversion below the initial conversion rate of 12.5 shares of our common stock per 1 share of preferred stock other than in the case of a share combination, no adjustment to the conversion rate will be made.

(1)	If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or issue shares of common stock by reclassification of the common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	OS1 OS0

where,

CR0 = the conversion rate in effect immediately prior to such event

CR1 = the conversion rate in effect immediately after such event

OS0 = the number of shares of our common stock outstanding immediately prior to such event

OS1 = the number of shares of our common stock outstanding immediately after such event

(2)	If we issue to all or substantially all holders of our common stock any rights, warrants, options or other securities entitling them for a period of not more than 60 days after the date of issuance thereof to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock within 60 days after the issuance thereof, in either case at an exercise price per share or a conversion price per share less than the closing sale price of shares of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights, warrants options, or other securities or convertible securities are not exercised or converted prior to the expiration of the exercisability or convertibility thereof):

CR1	=	CR0	x	(OS0 + X) (OS0 + Y)

where,

CR0 = the conversion rate in effect immediately prior to such event

CR1 = the conversion rate in effect immediately after such event

OS0 = the number of shares of our common stock outstanding immediately prior to such event

X = the total number of shares of our common stock issuable pursuant to such rights, warrants, options, other securities or convertible securities

Y = the number of shares of our common stock equal to the quotient of (A) the aggregate price payable to exercise such rights, warrants, options, other securities or convertible securities and (B) the average of the closing sale prices of our common stock for the 10 consecutive trading days prior to the business day immediately preceding the date of announcement for the issuance of such rights, warrants, options, other securities or convertible securities

(3)	If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours or of any of our subsidiaries to all or substantially all holders of our common stock, excluding dividends, distributions and rights, warrants, options, other securities or convertible securities referred to in clause (1) or (2) above, then the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0 SP0 − FMV

where,

CR0 = the conversion rate in effect immediately prior to such distribution

CR1 = the conversion rate in effect immediately after such distribution

SP0 = the average of the closing sale prices of our common stock for the 10 consecutive trading days prior to the business day immediately preceding the record date for such distribution

FMV = the fair market value (as determined in good faith by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

Repurchase at Holder’s Option

Each holder of the preferred stock shall have the right, at its option exercised at any time on or prior to the 45th day following the occurrence of any of the following events, to require the Company to repurchase any or all shares of the preferred stock at the Applicable Price (as defined below):

(1)	the commencement by the Company or any of its affiliates of an offer directed to all or substantially all holders of our common stock to purchase common stock (except purchases for up to 2% of the outstanding shares of common stock, at or below the then-prevailing market price or from our officers and directors as part of severance or termination arrangements) or the consummation by any other person of an offer to such holders to purchase thirty percent (30%) or more of the common stock; or

(2)	any amalgamation, merger, share exchange or consolidation to which the Company is a party; or any recapitalization of our common stock, other than as otherwise provided above under clause (1) of “— Conversion Rate Adjustment;” or

(3)	the sale of all or substantially all of the assets of the Company,

unless the offers referred to in clause (i) are made to all holders of the preferred stock on an as converted basis on substantially the same terms and conditions as those offered to the holders of our common stock, and the amount offered to the holders of the preferred stock in the case of an offer described in clause (i) or the amount payable to the holders of the preferred stock in the case of a transaction described in clause (ii) or (iii) above is at least equal to the per share amount offered or paid, as the case may be, to the holders of our common stock multiplied by the then conversion rate.

The Company shall not consummate any offer to purchase our common stock to all or substantially all of the holders of the common stock, referred to in clause (i), prior to purchasing any shares of preferred stock which any holder thereof requires the Company to purchase as described in this section.

In the case of any conversion rate adjustment or repurchase at the holder’s option, the Company shall provide written notice to the holders of the preferred stock at their addresses as specified in the Company’s stock register at least five (5) business days before the date of the event or any applicable record date, if earlier, or, if the Company is not aware of the occurrence of such event, the Company shall provide such notice as promptly as practicable, and in any event within five (5) business days, after it becomes aware of the event.

The “Applicable Price” shall mean, in any offer or transaction, the greater of (x) $93.75 and (y) price per share of our common stock offered or paid, as the case may be, to the holders of the common stock multiplied by the conversion rate.

DESCRIPTION OF THE WARRANTS

The following is a summary of certain provisions of our Class A Warrants. The following summary of the terms of the Class A Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions set forth in the Class A Warrant. As used in this section, the terms “us,” “we” or “our” refer to Quintana Maritime Limited and not to any of its subsidiaries.

General

Four Class A Warrants were issued together with one share of preferred stock in each unit offered in the private placement. The warrants will expire on May 11, 2009 (the “Warrant Expiration Date”) and each will entitle the holder thereof to purchase a share of our common stock. The holders of the warrants (the “Warrant Holders”) will be entitled to exercise all or a portion of their warrants at any time after the shareholders of our common stock approve the conversion of the preferred stock into common stock, and on or prior to the Warrant Expiration Date, at which time all unexercised warrants will expire. Warrant Holders will have the option, in lieu of exercising their warrants in exchange for cash, to receive common stock with an aggregate market value equal to the difference between the then-current market price per share of the common stock and the exercise price of the warrants multiplied by the number of such shares.

No fractional shares of common stock will be issued upon exercise of the warrants. We will pay to the holder of the Warrant at the time of exercise an amount in cash equal to the current market value of any such fractional Warrant Share less a corresponding fraction of the aggregate exercise price.

Holders of the warrants will have no right to vote on matters submitted to our stockholders and will have no right to receive dividends. Holders of the warrants will not be entitled to share in our assets in the event of our liquidation, dissolution or winding up. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount than that to which they would otherwise be entitled as a result of any such bankruptcy case if they had exercised their warrants prior to the commencement of any such case.

Exercise

Following a vote of the shareholders of the Company’s common stock approving the conversion of the preferred stock for the common stock, each warrant will be exercisable to purchase one share of our common stock at an exercise price of $8.00 subject to adjustments in certain circumstances.

Mandatory Redemption

In the event that the holders of our common stock fail to approve the conversion of our common stock for the preferred stock by December 31, 2006, we will be obligated to repurchase each warrant at a purchase price of $0.50 per warrant within 45 days after December 31, 2006.

Merger or Liquidation of the Company

In the event of any merger, consolidation or other combination of the Company with another entity, provision must be made for Warrant Holders to receive, upon the exercise of warrants and in lieu of shares of common stock, such cash, securities or assets as would be issued or paid in respect of shares of our common stock upon such merger, consolidation or other combination. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, upon the exercise of such warrants, each warrant holder shall be entitled to share, with respect to the shares of common stock issued upon exercise of his warrants, equally and ratably in any cash or non-cash distributions payable to holders of common stock of the Company. Warrant holders will not be entitled to receive payment of any such distribution until payment of the exercise price is made, and the warrant is surrendered.

Anti-Dilution Adjustments

The number of shares of our common stock issuable upon exercise of a warrant will be adjusted upon the occurrence of certain events including, without limitation, the payment of a dividend on, or the making of any distribution in respect of, capital stock of the Company, payment of which is made in:

•	shares of the Company’s capital stock (including common stock);

•	options, warrants or rights to purchase, or securities convertible into or convertible or exercisable for, shares of common stock or other securities or property of the Company at an exercise price below fair market value; or

•	evidences of indebtedness or assets of the Company.

An adjustment will also be made in the event of a combination, subdivision or reclassification of the common stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur, provided that no adjustment will be required until such time as the adjustment would be more than one percent.

Amendment

From time to time, we, without the consent of the holders of the warrants, may amend or supplement the warrant for certain purposes, including curing defects or inconsistencies or making any change that does not materially adversely affect the rights of any holder. Any amendment or supplement to the warrant that has a material adverse effect on the interests of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of shares of common stock issuable upon the exercise of the warrants purchasable upon exercise of warrants would be decreased (other than pursuant to adjustments provided in the warrant).

Reservation of Shares

We have authorized and reserved for issuance and will at all times reserve and keep available such number of shares of our common stock as will be issuable upon the exercise of all outstanding warrants. Such shares of our common stock, when paid for and issued, will be duly and validly issued, fully paid and nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and amended and restated bylaws. Copies of our amended and restated articles of incorporation and amended and restated bylaws are available upon request as indicated in “Where You Can Find More Information.”

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our articles of incorporation, our authorized capital stock consists of 100 million shares of common stock, par value $.01 per share, of which 24,148,242 shares were issued and outstanding as of March 31, 2006 and 10 million shares of preferred stock, par value $.01 per share, of which no shares were issued and outstanding as of March 31, 2006. Immediately following the May 2006 payment, prior to the conversion of the 12% Mandatorily Convertible Preferred Stock and the exercise of the Class A Warrants, we had outstanding 24,148,242 shares of common stock, 2,045,558 shares of 12% Mandatorily Convertible Preferred Stock and 8,182,232 Class A Warrants. After giving effect to the conversion of the 12% Mandatorily Convertible Preferred Stock at the conversion rate of 12.5 shares of common stock per share of preferred stock and the exercise of the Class A Warrants, we would have outstanding 57,899,949 shares of common stock, no shares of preferred stock and no warrants. All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Please read “Market Price of Common Stock and Dividend Policy.” Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

See “Description of the Preferred Stock” for a description of terms of the 12% Mandatorily Convertible Preferred Stock.

Authorized but Unissued Capital Stock

The BCA does not require shareholders’ approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq National Market, which will apply so long as our common stock is quoted on the Nasdaq National Market and we are not treated as a foreign private issuer, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding number of shares of our common stock.

Anti-takeover Effects of Certain Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Removal of Directors; Vacancies

Our amended and restated bylaws provide that directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws also provide that any vacancies on our board of directors and newly created directorships will be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The BCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated articles of incorporation provides otherwise. Our amended and restated articles of incorporation prohibit cumulative voting.

Calling of Special Meetings of Shareholders

Our amended and restated bylaws provide that, unless otherwise prescribed by statute, special meetings of our shareholders may be called only by the chairman of our board, our president or by resolution of our board of directors and shall be called by our president or secretary upon the written request of at least 10% in interest of the shareholders entitled to vote at the meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date on which the company first mailed its proxy materials for the previous year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Amendments to Our Amended and Restated Bylaws

Our amended and restated articles of incorporation grants our board of directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the Marshall Islands. Shareholders may amend and repeal our bylaws at an annual or special meeting by affirmative vote of a majority of our shares of stock entitled to vote at the meeting.

“Blank Check” Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue shares of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Shareholder Action by Written Consent

Our amended and restated bylaws permit shareholder action by unanimous written consent.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company’s shares are primarily traded on a local or national securities conversion. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance policies are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent

The registrar and transfer agent for the common stock is Computershare Investor Services LLC.

Listing

Our common stock is listed for quotation on the Nasdaq National Market under the symbol “QMAR.”

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

• Held at a time and place as designated in the bylaws	• Held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
• May be held within or outside the Marshall Islands	• May be held within or outside Delaware
• Notice:	• Notice:
•  Whenever shareholders are required or permitted to take action at a meeting, written notice shall state the place, date and, unless it is the annual meeting, hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

     •  Whenever shareholders are required or permitted to take any action at a meeting, written notice shall state the place, if any, date and hour of the meeting and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at the meeting

• A copy of the notice of any meeting shall be given not less than 15 nor more than 60 days before the meeting	• Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting
Shareholders’ Voting Rights

• Any action required or permitted to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote
•  Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting without prior notice and without a vote if consent is in writing and signed

Marshall Islands	Delaware
by the holders of outstanding stock having the number of votes necessary to authorize or take action at a meeting.
• Each shareholder entitled to vote may authorize another person to act for him by proxy	• Each shareholder entitled to vote may authorize another person or persons to act for each shareholder by proxy
•  Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote shall constitute a quorum but in no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

•  The certificate of incorporation or bylaws may specify the number necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum

•  Except as otherwise required by the articles of incorporation, directors shall be elected by a plurality of the votes cast by holders of shares entitled to vote, and any other corporate action shall be authorized by a majority of votes cast by holders of shares entitled to vote thereon

•  Unless otherwise specified in the certificate of incorporation or by-laws, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of directors, and, in all other matters, the affirmative vote of the majority of the share entitled to vote on the subject matter shall be the act of the shareholders

• The certificate of incorporation may provide for cumulative voting
Directors

• Board must consist of at least one member	• Board must consist of at least one member
• Number of board members may be fixed by the by-laws, by the shareholders, or by action of the board under the specific provisions of a by-law
•  Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

•  Number of board members may be changed by amendment of the by-laws, by the shareholders or by action of the board; however if the board is authorized to change the number of directors, it can only do so by a majority of the entire board

Marshall Islands	Delaware
Dissenters’ Rights of Appraisal

•  Shareholders have a right to dissent from a merger or consolidation or sale or conversion of all or substantially all assets not made in the usual and regular course of business, and receive payment of the fair value of their shares
• Appraisal rights shall be available for the shares of a corporation in a merger or consolidation, subject to exceptions
•  A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•  The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets

• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Shareholders’ Derivative Actions

•  An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of a beneficial interest in such shares. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law
• In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not	• Delaware Court of Chancery Rule 23.1 governs the procedures for derivative actions by shareholders

Marshall Islands	Delaware
making such effort
• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
• Attorney’s fees may be awarded if the action is successful
•  Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax and Marshall Islands tax considerations relevant to an investment decision by U.S. Holders and Non-U.S. Holders, as defined below, with respect to our preferred stock and warrants, and the common stock issuable upon conversion of the preferred stock or exercise of the warrants. This discussion does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding the units or our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase our preferred stock or warrants in connection with an offering governed by this prospectus. We encourage you to consult your own tax advisor concerning the tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our preferred stock, warrants or common stock.

U.S. Federal Income Tax Considerations

The following discussion of U.S. federal income tax matters is based on the Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in this prospectus and on certain representations made by us to our U.S. counsel and assumes that we conduct our business as described herein and in such representations. References in the following discussion to “we” and “us” are to Quintana Maritime Limited and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a non-U.S. corporation is subject to U.S. federal income taxation in respect of any income it earns that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not currently engaging in transportation that produces income considered to be 100% from sources within the United States and do not expect to do so in the future.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our U.S.-source shipping income would be subject to either a 4% gross basis tax (i.e., a tax imposed without allowance for deductions) or net income taxation and branch profits taxation in the United States as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder (the “Section 883 regulations”), a non-U.S. corporation will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

(1)	it is organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States; and

(2)	Either

(a)	more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of its country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,”

(b)	it is a “controlled foreign corporation,” or CFC, and satisfies certain other requirements as described below, to which, collectively, we refer as the “CFC Test,” or

(c)	its stock is “primarily traded” and “regularly traded” on an established securities market in its country of organization, in another country that grants an “equivalent exemption” to U.S. domestic corporations, or in the United States, which we refer to as the “Publicly Traded Test.”

While the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are organized, grants an “equivalent exemption” to U.S. corporations, we do not expect to meet either the CFC Test or the 50% Ownership Test for the current year but we currently anticipate we will be able to satisfy the Publicly Traded Test for the current year.

Publicly Traded Test

Treasury Regulations promulgated under Section 883 provide, for purposes of determining whether a non-U.S. corporation meets the Publicly Traded Test, that a class of stock of such corporation will be considered to be “primarily traded” on an established securities market in the United States or another country if the number of shares of such class that are traded during any taxable year on all established securities markets in such country exceeds the number of shares in such class that are traded during that year on established securities markets in any other single country. Prior to the offering of the units, our common stock was the only class of stock outstanding and was traded only on the Nasdaq National Market. The units are not, and it is expected that the preferred stock existing upon cancellation of the units will not be, traded on any exchange.

Under the Section 883 regulations, a non-U.S. corporation’s stock will be considered to be “regularly traded” on an established securities market if one or more classes of stock of the corporation representing more than 50% of the corporation’s outstanding shares by both voting power and value are listed on the market. Further, with respect to each class of stock relied upon to meet this requirement, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in any short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Our common stock represents more than 50% of our outstanding shares by both voting power and value, and we believe we will satisfy the trading frequency and trading volume tests for the current year with respect to our common stock. Moreover, the Section 883 regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Section 883 regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own at least 5% of the vote and value of such class of stock, to which we refer as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of our stock, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, or the “SEC,” as having a 5% or greater beneficial interest in our common stock. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the Section 883 exemption may still apply if we can establish that among the closely held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be residents of a foreign country that grants an “equivalent exemption” to corporations organized in the United States, or “qualified shareholders,” to preclude other, non-qualified shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during the taxable year. Under the Section 883 regulations, U.S. persons are not qualified shareholders.

We believe that our 5% Shareholders currently include only Neuberger Berman Inc., WS Capital, L.L.C. and affiliates of Mr. Robertson and First Reserve and that, before giving effect to the conversion of the preferred stock and the exercise of the warrants, these 5% Shareholders together own approximately 35.8% of our common stock. After giving effect to the conversion of the preferred stock and the exercise of the warrants, we anticipate that these 5% Shareholders will together own approximately 18.7% of our common stock. Accordingly, we currently anticipate we will not be subject to the 5 Percent Override Rule and will be able to satisfy the Publicly Traded Test for the current year.

However, there can be no assurance that Neuberger Berman Inc., WS Capital, L.L.C. and affiliates of each of Mr. Robertson and First Reserve together with other 5% Shareholders will not acquire and own 50% or more of our common stock for the current or any future year. If the 5 Percent Override Rule is triggered, we will have significant difficulty establishing that there are sufficient qualified shareholders among our 5% Shareholders to satisfy the foregoing exception to the 5 Percent Override Rule. Therefore, we can give no assurance that we will satisfy the Publicly Traded Test, in which case we will not qualify for the Section 883 exemption.

Taxation of U.S.-Source Shipping Income

To the extent the benefits of Code Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum rate of U.S. federal income tax on our shipping income (unreduced by any allocable deductions) would never exceed 2% of such income under the 4% gross basis tax regime.

To the extent the benefits of the Code Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid that is attributable to the conduct of a U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S.-source shipping income; and

•	assuming none of our income is from bareboat chartering activities, substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our preferred stock, warrants or common stock that

•	is (i) an individual U.S. citizen or resident, (ii) a corporation or other entity taxable as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or the trust has a valid election in effect to be treated as a U.S. person), and

•	owns our preferred stock, warrants or common stock as a capital asset, generally, for investment purposes.

If a partnership holds our preferred stock, warrants or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership that will hold preferred stock, warrants or common stock, you are urged to consult your tax advisor.

Please note that the discussion of the U.S. federal income tax consequences of purchase, ownership and disposition of our preferred stock, warrants and common stock immediately below is subject in full to the discussion of consequences of passive foreign investment company status that follows.

Allocation of Purchase Price

For U.S. federal income tax purposes, the amount of cash paid for a unit at its original offering must be allocated between the preferred stock and the warrants comprising the unit on the basis of the fair market values of each. We disclosed to purchasers of the units that we believe that the aggregate purchase price of each unit should have been allocated $89.43 to the preferred stock and $4.32 to the warrants. The allocation of the purchase price of the units is relevant to the timing and manner of inclusion of income with respect to the preferred stock as described below. The foregoing allocation of the purchase price of a unit is not binding on the IRS, and there can be no assurance that the IRS will respect this allocation.

Preferred Stock

Because the features of the preferred stock weigh in favor of its treatment as “equity” as opposed to “debt” for U.S. federal income tax purposes, we intend to treat our preferred stock as “equity” for such purposes. Under section 385(c) of the Code, our characterization of the preferred stock as “equity” is binding upon us and all holders of the preferred stock, other than holders who disclose on their tax returns that they are treating the preferred stock in a manner inconsistent with such characterization. Our characterization is not binding upon the IRS or any court, and in the event it were determined that the preferred stock must be treated as debt for U.S. federal income tax purposes, the tax consequences of acquiring, holding and disposing of the preferred stock may differ materially from the tax consequences described herein. The remainder of this discussion assumes that the preferred stock will be treated in a manner consistent with our characterization.

Distributions on Preferred Stock

Any distributions made by us with respect to our preferred stock to a U.S. Holder generally will constitute dividends, which will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our preferred stock and thereafter as capital gain. We do not believe that dividends paid in respect of our preferred stock will be “qualified dividend income” (as defined below) to a U.S. Individual Holder (as defined below) because the preferred stock is not readily tradable on an established securities market in the United States. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our preferred stock will be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Redemption Premium

For U.S. federal income tax purposes, a holder of redeemable preferred stock may be required to treat a redemption premium, or excess of the redemption price over the issue price of such stock, as a constructive distribution received with respect to such stock. The timing of the recognition of the constructive distribution is determined under an economic accrual method, and recognized constructive distributions are taxable as dividends to the extent of the issuing corporation’s current or accumulated earnings and profits.

Under applicable Treasury Regulations, a redemption premium is not subject to constructive distribution treatment if the holder’s ability to require the issuer to redeem the preferred stock is subject to a contingency that is beyond the legal or practical control of either the holder or holders as a group and based on all the facts and circumstances as of the issue date, the likelihood of redemption by a holder is remote. Because the foregoing tests are based upon an evaluation of all facts and circumstances surrounding the issuance and redemption of preferred stock, the conclusion cannot be entirely certain; however, it is our belief that no part of the premium payable upon repurchase of our preferred stock will be treated as a constructive distribution to the holders of the preferred stock. Upon an actual redemption or repurchase, however, the redemption premium, together with the other redemption proceeds, may be treated as a dividend for federal income tax purposes. See “— Repurchase of the Preferred Stock for Cash” below.

Repurchase of the Preferred Stock for Cash

A repurchase of shares of our preferred stock at a holder’s option by us for cash (the “redemption”) will be treated as a distribution taxable as a dividend to redeeming shareholders to the extent of our current or accumulated earnings and profits unless the redemption:

•	results in a complete termination of the shareholder’s interest in us (within the meaning of section 302(b)(3) of the Code);

•	is “substantially disproportionate” (within the meaning of section 302(b)(2) of the Code) with respect to the holder; or

•	is “not essentially equivalent to a dividend” (within the meaning of section 302(b)(1) of the Code).

In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of the constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned, will be taken into account. If any of the foregoing tests is met, the redemption of shares of the preferred stock for cash will result in taxable gain or loss equal to the difference between the amount of cash received (except cash attributable to accrued and unpaid dividends which have been declared or otherwise set apart for payment, which will be taxable in the same manner as a distribution described above), and the holder’s basis in the redeemed shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period exceeds one year.

Long-term capital gains are currently taxable at a maximum rate of 15% in the case of individuals and 35% in the case of corporations. The deductibility of capital losses is subject to limitations.

Conversion of the Preferred Stock into Our Common Stock

No gain or loss generally will be recognized upon conversion of shares of our preferred stock into shares of our common stock, except that (1) gain or loss will be recognized to the extent of the difference between the cash paid in lieu of fractional shares of our common stock and the basis of the preferred stock allocable to such fractional shares, and (2) if the conversion of the preferred stock takes place when there is a dividend arrearage on the preferred stock and the fair market value of our common stock exceeds the issue price of the preferred stock, a portion of our common stock received may be taxable as a dividend, return of capital or capital gain (see “— Distributions on Preferred Stock” above). Assuming the conversion is not treated as resulting in the payment of a dividend, the federal tax basis of our common stock received upon conversion will be equal to the basis of the shares of the preferred stock converted (less the amount of basis allocable to any fractional share of our common stock for which cash is received), and the holding period of our common stock will include the holding period of the shares of the preferred stock converted. The basis of any common stock treated as a dividend will be equal to its fair market value on the date of the distribution and its holding period will begin on the day after the conversion.

Adjustment of Conversion Price

Holders of the preferred stock or our common stock may be deemed to have received constructive distributions where the conversion ratio or conversion price is adjusted to reflect property distributions with respect to our common stock into which such preferred stock is convertible. Adjustments to the conversion ratio or conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the preferred stock, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the preferred stock may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments were made, the holders of the preferred stock or notes might be deemed to have received constructive distributions taxable as a dividend, return of capital or capital gain in accordance with the general rules for the income tax treatment of distributions discussed above in “— Distributions on Preferred Stock.”

Exercise, Sale, Retirement or Other Taxable Disposition of Warrants

Neither we nor a holder of a warrant will recognize gain or loss as a result of the holder’s receipt of our common stock upon exercise of a warrant. A holder’s adjusted tax basis in the common shares received will be an amount equal to the sum of (i) the holder’s adjusted tax basis in the warrant exercised plus (ii) the amount of the exercise price for the warrant. If the warrants lapse without exercise, the holder will recognize capital loss in the amount equal to the holder’s adjusted tax basis in the warrants. A taxpayer’s holding period for common shares received upon exercise of a warrant will commence on the date the warrant is exercised.

Upon the sale, retirement or other taxable disposition of a warrant, the holder will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor and the holder’s tax basis in the warrant. Any such gain or loss recognized by a holder upon the sale, retirement or other taxable disposition of a warrant will be capital gain or loss and will be long-term capital gain or loss if the warrant has been held for more than one year.

The exercise price of a warrant is subject to adjustment under certain circumstances. If an adjustment increases a proportionate interest of the holder of a warrant in the fully diluted common stock without proportionate adjustments to the holders of our common stock or our preferred stock, holders of the warrants may be treated as having received a constructive distribution, which may be taxable to the holders as a dividend.

Common Stock

Distributions on Common Stock

Any distributions made by us with respect to our common stock issued to a U.S. Holder upon conversion of preferred stock or exercise of a warrant generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (generally, through 2010) provided that (1) such common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We note that legislation has been proposed in the U.S. Senate that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential rate of federal income tax imposed on qualified dividend income may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted. Any dividends paid on our common shares that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend”— generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or conversion of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

A U.S. Holder generally will recognize taxable gain or loss upon a sale, conversion or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, conversion or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, conversion or other disposition. Such gain or loss generally will be treated as U.S.-source income or loss, as applicable, for purposes of computing any allowable U.S. foreign tax credit. Long-term capital gains of U.S. Individual Holders currently are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder who holds stock or warrants in a non-U.S. corporation classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our preferred stock, warrants or common stock, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of our assets (determined on the basis of a quarterly average) during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we generally will be treated as earning and owning our proportionate share of the income and assets, respectively, of our subsidiaries. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. While there are uncertainties involved in this determination, we believe that we should not be treated as a PFIC based on the composition of our assets, the source of our income, the nature of our chartering activities and other operations and the time charters under which we operate.

Specifically, we believe that the gross income we derive from our time chartering and voyage chartering activities should be considered services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If we were treated as a PFIC for any taxable year and a U.S. Holder of our stock makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from us. The Electing Holder’s adjusted tax basis in his stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, conversion or other disposition of our stock. A U.S. Holder would make a QEF election by filing one copy of IRS Form 8621 with his U.S. federal income tax return. A U.S. Holder may not make a QEF election with respect to its ownership of a warrant.

Taxation of U.S. Holders Making a “Mark-to-Market” Election With Respect to Our Common Stock

As an alternative to a QEF Election, if we were treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as “marketable stock,” a U.S. Holder that owns our common stock would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income for each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value of such stock at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount taken into account. Gain realized on the sale, conversion or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, conversion or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not or is not eligible to make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, conversion or other disposition of our stock or warrants. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the stock or warrants;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If we are a PFIC and a Non-Electing Holder who is an individual dies while owning our stock or warrants, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock or warrants.

CFC Classification and Significant Tax Consequences

We will be a controlled foreign corporation, or CFC, for U.S. federal income tax purposes if more than 50% of our common stock is owned directly, indirectly or constructively by U.S. persons each of whom directly, indirectly or constructively owns 10% or more of such common stock, which persons we refer to as “10% U.S. Owners.” 10% U.S. Owners are treated as receiving current distributions of their share of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we believe we are not currently a CFC, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as 10% Owners in the event we become a CFC in the future.

U.S. Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of preferred stock, common stock or warrants (other than a partnership) that is not a U.S. person is referred to herein as a “Non-U.S. Holder.”

Distributions on Preferred Stock or Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on distributions received from us with respect to our preferred stock or common stock, unless the income realized on such distributions is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to such income, that income generally will be taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange, Redemption or Other Disposition of Preferred Stock, Common Stock or Warrants

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, conversion or other disposition of our common stock, preferred stock or warrants, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the preferred stock, common stock, or warrants, including dividends and the gain from the sale, conversion, redemption or other disposition that is effectively connected with the conduct of that trade or business generally will be determined and will be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a non-corporate U.S. Holder will be subject to information reporting requirements. Such payments or distributions to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder who effects the sale of his shares of common stock by or through a U.S. office of a broker is subject to both information reporting and backup withholding on the payment of the proceeds unless he certifies that he is not a U.S. person, under penalties of perjury, or otherwise establishes an exemption. If a Non-U.S. Holder sells his shares of common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a Non-U.S. Holder outside the United States, if such a holder sells his shares of common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information requirements will not apply, however, if the broker has documentary evidence in its records that such holder is a non-U.S. person and certain other conditions are met, or such holder otherwise establishes an exemption.

Backup withholding tax is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such taxpayer’s U.S. federal income tax liability by filing a refund claim with the Internal Revenue Service.

Marshall Islands Tax Considerations

Based on advice of counsel, the following are the material Marshall Islands tax consequences of our activities to us and holders of our units, preferred stock, common stock and warrants. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

SELLING HOLDERS

The following tables set forth certain information as of June     , 2006 with respect to the selling holders, including:

(i) the name of each selling holder;

(ii) the number of shares of preferred stock, warrants and common stock (issuable upon conversion of the preferred stock and exercise of the warrants) beneficially owned by such selling holder prior to the offering;

(iii) the maximum number of shares of such preferred stock, warrants and common stock (issuable upon conversion of the preferred stock and exercise of the warrants) to be offered by such selling holder hereby; and

(iv) the number of shares of preferred stock, warrants and common stock (issuable upon conversion of the preferred stock and exercise of the warrants) to be beneficially owned by such selling holder assuming all of the shares of such selling holder covered by this prospectus are distributed in the offering.

Because the selling holders or their transferees may offer all, a portion or none of the preferred stock, warrants and common stock (issuable upon conversion of the preferred stock and exercise of the warrants) offered pursuant to this prospectus, no estimate can be given as to the amount of preferred stock, warrants and common stock that will be held by the selling holders upon termination of the offering. See “Plan of Distribution.”

We issued the preferred stock and warrants to the selling holders in a private placement on May 11, 2006.

Unless set forth below, none of the selling holders selling in connection with the prospectus has held any position or office with, been employed by, or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus.

The preferred stock, warrants and common stock (issuable upon conversion of the preferred stock and exercise of the warrants) offered by this prospectus may be offered from time to time by the selling holders named below or by any of their pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided by the selling holders and are accurate to the best of our knowledge. It is possible, however, that the selling holders may acquire or dispose of additional shares preferred stock, warrants or shares of common stock from time to time after the date of this prospectus.

	Preferred Stock		Preferred Stock	Percentage of
	Owned Before	Total Preferred	Owned After the	Class After the
Selling Holder	the Offering	Stock to be Sold	Offering	Offering

	Warrants Owned	Total Warrants	Warrants Owned	Percentages of Class
Selling Holder	Before the Offering	to be Sold	After the Offering	After the Offering

	Common Stock	Total Common	Common Stock
	Owned Before the	Stock to be Sold	Owned After the
	Offering (Assuming	(Assuming the	Offering (Assuming
	the Conversion of	Conversion of the	the Conversion of
	the Preferred Stock	Preferred Stock	the Preferred Stock
	and the Exercise of	and the Exercise of	and the Exercise of	Percentage of Class
Selling Holder	the Warrants)	the Warrants)	the Warrants)	After the Offering

PLAN OF DISTRIBUTION

There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the securities by the selling holders. The selling holders may sell the securities being offered hereby from time to time in transactions (which may involve crosses and block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices.

The selling holders may sell some or all of the securities in transactions involving broker-dealers, who may act solely as agent and/or may acquire securities as principal. Broker-dealers participating in such transactions as agent may receive commissions from the selling holders (and, purchaser or purchasers), such commissions may be at negotiated rates where permissible. Participating broker-dealers may agree with the selling holders to sell a specified number of securities at a stipulated price per common unit and, to the extent such broker-dealer is unable to do so acting as an agent for the selling holders, to purchase as principal any unsold securities at the price required to fulfill the broker-dealer’s commitment to the selling holders. In addition or alternatively, securities may be sold by the selling holders, and/or by or through other broker-dealers in special offerings, exchange distributions or secondary distributions pursuant to and in compliance with the governing rules of the Nasdaq National Market, and in connection therewith commissions in excess of the customary commission prescribed by such governing rules may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of the customary commission. Broker-dealers who acquire securities as principal may thereafter resell the securities from time to time in transactions (which may involve crosses and block transactions and which may involve sales to or through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with the resales may pay to or receive commissions from the purchaser of the securities.

In connection with offerings pursuant to this prospectus and in compliance with applicable law, underwriters, brokers or dealers, if any, may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers, if any, may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers, if any, may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters, if any, may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in a prospectus supplement. In that event, the discounts and commissions the selling holders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or out affiliates in the ordinary course of their businesses.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

We are obligated to pay all of the cost and expenses of the selling holders in connection with the registration, and any offering, of the securities registered by the selling holders, other than underwriting discounts, selling commissions or transfer taxes.

Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

VALIDITY OF THE SHARES

The validity of the common stock and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Seward & Kissel LLP, New York, New York. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Vinson & Elkins L.L.P. may rely on the opinions of Seward & Kissel LLP with respect to matters of Marshall Islands law contained therein.

EXPERTS

The consolidated financial statements of Quintana Maritime Limited for the period from January 13, 2005 through December 31, 2005 and as of December 31, 2005 included in this prospectus and registration statement have been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The discussions contained under the sections of this prospectus entitled ‘‘The Company” and “The International Drybulk Shipping Industry” have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international drybulk shipping industry, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the SEC’s Public Reference Section, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain more information on the operation of the SEC’s Public Reference Section by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of these materials with the Commission through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Quintana Maritime Limited
Pandoras 13 and Kyprou Street
166 74 Glyfada
Greece
Attention: Stamatis Molaris
Chief Executive Officer
011-30-210-898-6840

Our common stock is quoted on the Nasdaq National Market under the ticker symbol “QMAR,” and reports and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

FORWARD-LOOKING STATEMENTS

This prospectus includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” All statements in this document that are not statements of historical fact are forward-looking statements. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “anticipate,” “estimate,” “intend,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” “expect” or similar terms.

Forward-looking statements include, but are not limited to, such matters as:

•	forecasts of our ability to generate cash from which we may make dividend payments, set aside reserves and pay capital expenses;

•	our future operating or financial results and our future revenues and expenses;

•	statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	our anticipated general and administrative expenses;

•	statements about shipping industry trends, including charter hire rates and factors affecting supply and demand;

•	our continued ability to enter into time charters with our customers;

•	our ability to obtain additional financing;

•	expectations regarding the availability of vessel acquisitions; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements are based upon assumptions, expectations, projections, intentions and beliefs as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements included herein. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled “Risk Factors.”

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

GLOSSARY OF SHIPPING TERMS

Following are definitions of shipping terms used in this prospectus.

Annual Survey — The inspection of a vessel by a classification society, on behalf of the country whose flag a vessel flies, or the flag state, that takes place every year.

Bareboat Charter — A charter of a vessel under which the shipowner is usually paid a fixed amount of charter hire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers — Heavy fuel oil used to power a vessel’s engines.

Capesize — A drybulk carrier in excess of 80,000 dwt. While this is the traditional definition of a Capesize bulkcarrier, in terms of deadweight the sector is changing. There have been a number of new super-Panamaxes ordered — so-called Kamsarmaxes — which are 82,000-85,000 dwt but are able to transit the Panama Canal with a full cargo.

Charter — The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer — The individual or company hiring a vessel.

Charter Hire Rate — A sum of money paid to the vessel owner by a charterer under a time charterparty for the use of a vessel.

Classification Society — An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country of residence of such vessel and the international conventions of which that country is a member.

Deadweight Ton — “dwt” — A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Demise Charter — See “Bareboat Charter” above.

Draft — Vertical distance between the waterline and the bottom of the vessel’s keel.

Drybulk — Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk Carriers — Vessels that are specially designed and built to carry large volumes of drybulk.

Drydocking — The removal of a vessel from the water for inspection or repair of submerged parts.

Gross Ton — Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax — A drybulk carrier of approximately 35,000 to 60,000 dwt.

Handysize — A drybulk carrier having a carrying capacity of up to approximately 35,000 dwt.

Hull — The shell or body of a vessel.

International Maritime Organization — “IMO” — A United Nations agency that issues international trade standards for shipping.

Intermediate Survey — The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

ISM Code — The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

Kamsarmax — A drybulk carrier of approximately 82,000-85,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

Newbuilding — A newly constructed vessel.

Off-Hire — The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA — The United States Oil Pollution Act of 1990 (as amended).

Orderbook — A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

Panamax — A drybulk carrier of approximately 60,000 to 80,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

Protection and Indemnity Insurance — Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Scrapping — The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-Term Time Charter — A time charter which lasts less than approximately 12 months.

Sister Ships — Vessels of the same class and specification which were built by the same shipyard.

SOLAS — The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special Survey — The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.

Spot Market — The market for immediate chartering of a vessel usually for single voyages.

Strict Liability — Liability that is imposed without regard to fault.

Time Charter — Contract for hire of a ship under which the ship-owner is paid charter hire rate on a per day basis for a certain period of time. Under a time charter, the shipowner is responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Ton — 1,000 kilograms.

Vessel Operating Expenses — The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs.

Voyage Charter — Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses — Expenses incurred in connection with a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance.

Quintana Maritime Limited

Consolidated Balance Sheets
(All amounts expressed in U.S. Dollars)

	March 31,	December 31,
	2006	2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,546,592	4,258,809
Inventories	1,174,576	378,488
Due from charterers, net	472,713	1,244,123
Other receivables	651,120	479,735
Prepaid expenses and other current assets	889,356	866,562

Total current assets	6,734,357	7,227,717
Non-current assets:
Vessels, net of accumulated depreciation of $17,210,225 and $11,309,344	440,573,988	446,474,869
Other fixed assets, net of accumulated depreciation of $94,115 and $58,739	407,887	384,247
Deferred financing costs, net of accumulated amortization of $126,389 and $63,194	1,895,846	1,959,041
Deferred time charter premium, net of accumulated amortization of $967,593 and $439,815	8,532,407	9,060,185
Deferred dry docking costs, net of accumulated amortization of $399,808 and $279,865	799,613	919,556

Total non-current assets	452,209,741	458,797,898

Total assets	458,944,098	466,025,615

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,976,487	1,473,592
Sundry liabilities and accruals	3,245,284	3,412,759
Deferred income	1,503,338	1,715,910

Total current liabilities	6,725,109	6,602,261
Long Term Debt	202,000,000	210,000,000
Shareholders’ equity:
Common stock at $0.01 par value — 100,000,000 shares authorized, 23,846,742 shares outstanding	238,468	238,468
Additional paid-in capital	254,732,530	254,732,530
Deferred stock-based compensation	(4,751,823)	(5,187,200)
Accumulated deficit	(186)	(360,444)

Total shareholders’ equity	250,218,989	249,423,354

Total liabilities and shareholders’ equity	458,944,098	466,025,615

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Maritime Limited

Consolidated Statement of Operations
(All amounts expressed in U.S. Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005
	(Unaudited)

Revenues:
Time charter voyage revenue	$20,911,288	$—
Revenue from charter operation	1,632,857	—
Commissions	(966,030)	—

Net revenue	21,578,115	—
Expenses:
Vessel operating expenses	3,771,331	—
Voyage expenses	1,508,130	—
General and administrative expenses	2,036,881	156,866
Depreciation and amortization	6,056,200	—

Total expenses	13,372,542	156,866

Operating profit/(loss)	8,205,573	(156,866)
Other expenses:
Interest expense	(2,771,341)	—
Interest income	39,231	—
Finance costs	(63,195)	—
Foreign exchange losses and other, net	(42,194)	—

Total other expenses	(2,837,499)	—

Net income/(Loss)	$5,368,074	$(156,866)
Earnings/(Loss) per common share
Basic	$0.23	$(0.02)
Diluted	$0.23	$(0.02)
Weighted average shares outstanding
Basic	23,387,742	6,319,492
Diluted	23,846,742	6,319,492

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Maritime Limited

Consolidated Statement of Cash Flows
(All amounts expressed in U.S. Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005
	(Unaudited)

Cash flows from operating activities:
Net income/(loss)	$5,368,074	$(156,866)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	6,056,200	—
Amortization of deferred finance and legal costs	63,195	—
Amortization of time charter fair value	527,778	—
Amortization of deferred stock based compensation	435,377	—
Decrease in provision for bad debt	(19,935)	—
Changes in assets and liabilities:
Increase in inventories	(796,088)	—
Decrease in due from charterer, net	791,345	—
Increase in other receivables	(171,385)	(18,761)
Increase in prepaid expenses and other current assets	(22,794)	—
Increase in accounts payable	502,895	57,158
Increase/(decrease) in sundry liabilities and accruals	(167,475)	56,985
Decrease in deferred income	(212,572)	—
Other	—	41,200

Net cash (used in)/from operating activities	$12,354,615	$(20,284)

Cash flows from investing activities:
Advances for vessel deposit	—	(28,760,314)
Purchases of property, plant and equipment	(59,016)	(98,616)

Net cash used in investing activities	$(59,016)	$(28,858,930)
Cash flows from financing activities:
Repayment of long-term debt	(8,000,000)	—
Paid-in capital and common stock	—	29,587,000
Dividends paid	(5,007,816)	—

Net cash from/(used in) financing activities	$(13,007,816)	$29,587,000
Net increase/(decrease)in cash and cash equivalents	(712,217)	707,786
Cash and cash equivalents at beginning of period	4,258,809	—

Cash and cash equivalents at end of the period	$3,546,592	$707,786

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$3,184,148	—
Deferred stock-based compensation	$4,751,823	—

The accompanying notes are an integral part of these consolidated financial statements.

QUINTANA MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

The Company

The accompanying unaudited consolidated financial statements include the accounts of Quintana Maritime Limited and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the marine transportation of drybulk cargoes through the ownership and operation of drybulk vessels.

The Company is a holding company incorporated on January 13, 2005, under the Laws of the Republic of the Marshall Islands. The Company was formed by affiliates of each of Corbin J. Robertson Jr., First Reserve Corporation (“FRC”) and American Metals & Coal International, Inc. (“AMCI”). On July 20, 2005, the Company completed its initial public offering.

The Company’s vessels are primarily available for charter on a time-charter basis. A time charter involves placing a vessel at the charterer’s disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs-which include crewing costs, repairs and maintenance, stores, and lubricants-are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

The Company is the sole owner of all of the outstanding shares of the following subsidiaries, each of which was formed in the Marshall Islands for the purpose of owning a vessel in the Company’s fleet:

			Deadweight
			Tonnage (in
Company	Vessel	Agreement Date	metric tons)	Built	Delivery Date

Fearless Shipco LLC	Fearless I	February 18, 2005	73,427	1997	April 11,2005
King Coal Shipco LLC	King Coal	February 25, 2005	72,873	1997	April 12,2005
Coal Glory Shipco LLC	Coal Glory	March 21, 2005	73,670	1995	April 13,2005
Iron Man Shipco LLC	Iron Man	March 15, 2005	72,861	1997	May 6, 2005
Coal Age Shipco LLC	Coal Age	March 15, 2005	72,861	1997	May 4, 2005
Barbara Shipco LLC	Barbara	March 24, 2005	73,390	1997	July 20, 2005
Coal Pride Shipco LLC	Coal Pride	March 29, 2005	72,600	1999	August 16, 2005
Linda Leah Shipco LLC	Linda Leah	March 24, 2005	73,390	1997	August 22, 2005
Iron Beauty Shipco LLC	Iron Beauty	September 2, 2005	165,500	2001	October 18, 2005
Kirmar Shipco LLC	Kirmar	September 2, 2005	165,500	2001	November 11, 2005

The operations of the vessels are managed by our wholly owned subsidiary, Quintana Management LLC, which initially subcontracted the technical management of five vessels to Blossom Maritime Corporation, a third-party technical management company. By October 2005, the Company had taken over technical management of all its vessels.

In December 2005, the Company formed a wholly owned subsidiary, Quintana Logistics LLC, to engage in limited chartering activities, including entry into contracts of affreightment. Under a contract of affreightment, the Company would agree to ship a specified amount of cargo at a specified rate per ton between designated ports over a particular period of time. Contracts of affreightment generally do not specify particular vessels, so the Company would be permitted either to use a free vessel that it owned or to charter in a third-party vessel. During the three months ended March 31, 2006, Quintana Logistics engaged in limited chartering activities.

QUINTANA MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2006. These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company’s periodic filings with the Securities and Exchange Commission (“SEC”), including those included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. Please see Note 2 to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2005 for additional information regarding our significant accounting policies.

Earnings/(Loss) Per Share

Earnings/(losses) per share has been calculated by dividing the net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Restricted shares issued under the Company’s 2005 Stock Incentive Plan are included in shares outstanding for purposes of computing diluted earnings per share. The Company had no other dilutive securities for the three months ended March 31, 2006.

The Company calculates the number of shares outstanding for the calculation of basic earnings per share and diluted earnings per share as follows:

	March 31,	March 31,
	2006	2005

Weighted average common shares outstanding, basic	23,387,742	6,319,492
Weighted average restricted stock awards	459,000	—
Weighted average common shares outstanding, diluted	23,846,742	6,319,492

3.	Deferred Charges

The deferred charges shown in the accompanying consolidated balance sheet for the three months ended March 31, 2006 are analyzed as follows:

			Time Charter
	Finance Costs	Drydocking	Fair Value
		(In thousands)

December 31, 2005	$1,959	$920	$9,060
Amortization	63	120	528

March 31, 2006	$1,896	$800	$8,532

Iron Beauty was acquired with a time charter attached that was at an above-market rate. As described in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2005, the Company allocates a portion of the purchase price in these circumstances to a deferred asset. When Iron Beauty was purchased, the present value of the time charter was determined to be $9.5 million, and this amount was allocated to the appropriate deferred asset. This results in a daily rate of approximately $30,600

QUINTANA MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as recognized revenue. For cash flow purposes, the company will continue to receive $36,500 per day less commissions.

4.	Prepaid Expenses and Other Current Assets

The prepaid expenses and other current assets shown in the accompanying consolidated balance sheet for the three months ended March 31, 2006 are analyzed as follows:

Three Months Ended
Prepaid Expenses and Other Current Assets	March 31, 2006
(Unaudited)

Insurance	$492
Other prepaid expenses	397

Total	$889

5.	Sundry Liabilities and Accruals

The sundry liabilities and accruals shown in the accompanying consolidated balance sheet for the three months ended March 31, 2006 are analyzed as follows:

Three Months Ended
Sundry Liabilities and Accruals	March 31, 2006
(Unaudited)

Interest expense	$1,890
Other sundry liabilities and accruals	1,355

Total	$3,245

6.	Long-Term Debt

Revolving Credit Facility

The Company entered into a secured, 8-year, $250 million revolving credit facility on October 4, 2005. Indebtedness under the revolving credit facility bears interest at a rate equal to LIBOR + 0.975%. The Company may expand the limit on the facility by up to $50 million, for an aggregate limit of $300 million. The Company incurs a commitment fee on the unused portion of the revolving credit facility at a rate of 0.375% per annum. The Company may borrow under the facility to refinance the term-loan facility and to fund acquisitions of vessels. In addition, the facility provides for a $20-million sub-limit for borrowings for working-capital purposes and general corporate requirements. Up to $25 million of the facility will be available for issuance of stand-by letters of credit. The Company may not incur any additional indebtedness under the facility if the amount of outstanding loans and letters of credit exceeds 65% of the fair market value of the vessels serving as collateral. The Company is generally not permitted to pay dividends in excess of 65% of its free cash flow. The Company’s obligations under the revolving credit facility are secured by a first-priority assignment of the Company’s earnings related to its vessels. The credit agreement also contains financial covenants requiring the Company to maintain a ratio of total debt to total capitalization (each as defined in the credit agreement) of no more than 0.65 to 1.00; minimum liquidity on the last day of each quarter of $525,000 per vessel; a ratio of EBITDA (as defined in the Credit Agreement) to cash interest expense (each as defined in the credit agreement) of no less than 2.00 to 1.00 on a trailing four-quarter basis; the fair market value of collateral of at least 135% of outstanding loans and letter of credit; and consolidated net worth (as defined in the credit agreement) of at least 80% of $248 million. As of March 31, 2006, $202.0 million was outstanding under the revolving credit facility at an average interest rate of 5.33%. As of March 31, 2006, the Company was in compliance with all of its covenants under the facility.

QUINTANA MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Related Party Transactions

The balance of trade payables as of March 31, 2006 shown in the accompanying consolidated financial statements includes $47,917 related to expenses, including salaries of Company management, office rent, and related expenses, paid for by Quintana Maritime Investors LLC and Quintana Minerals Corporation, on behalf of the Company. On October 31, 2005, the Company and Quintana Minerals Corporation entered into a service agreement, whereby Quintana Minerals agreed to provide certain administrative services to the Company at cost, and the Company agreed to reimburse Quintana Minerals for the expenses incurred by Quintana Minerals in providing those services.

Affiliates of Mr. Robertson, the Chairman of the Board of the Company, and First Reserve Corporation, whose affiliate owns approximately 12.9% of our common stock, have the right in certain circumstances to require us to register their shares of common stock in connection with a public offering and sale. In addition, in connection with other registered offerings by us, affiliates of Mr. Robertson, First Reserve and certain other stockholders will have the ability to exercise certain piggyback registration rights with respect to their shares.

In the first quarter of 2006, Quintana Logistics carried a cargo shipped by an affiliate of Alpha Natural Resources, Inc., which generated revenues of approximately $1.6 million during the quarter. In addition, Quintana Logistics paid or will pay a brokerage fee of 2.5%, or approximately $47,000, to AMCI International, Inc. Hans J. Mende, a director of the Company, serves as Chairman of the Board of Alpha Natural Resources, Inc. and is the President and controlling stockholder of AMCI International, Inc.

8.	Commitments and Contingent Liabilities

In February 2005, the Company entered into a three-year, non-cancellable operating lease for its office space in Greece. In December 2005, the Company amended the lease to add additional office space and shorten the term of the lease by one month. Rental expense for the three months ended March 31, 2006 was $69,196. Future rental commitments are payable as follows as of March 31, 2006:

Amount
(In thousands)

April 1, 2006 to March 31, 2007	$202
April 1, 2007 to November 30, 2008	140

Total	$342

The Company has not been involved in any legal proceedings which may have, or have had a significant effect on its business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, principally disputes with charterers, personal injury and property casualty claims. The Company expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

9.	Cash Dividend

On March 15, 2006, the Company paid a cash dividend of $0.21 per common share to shareholders of record on March 10, 2006, for a total payment of $5.0 million.

QUINTANA MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Stock Incentive Plan

The Company did not issue any equity-based awards under its 2005 Stock Incentive Plan during the three months ended March 31, 2006.

Outstanding Restricted Stock

Restricted stock outstanding as of March 31, 2006 includes the following:

		Weighted
	Number of	Average Fair
	Shares	Value Per Share

Outstanding at December 31, 2005	558,750	$10.39
Granted	—	—
Vested	99,750	$10.39
Canceled or expired	—
Outstanding at March 31, 2006	459,000	$10.39

The total expense related to the restricted-stock awards is calculated by multiplying the number of shares awarded by the average high and low sales price of the Company’s common stock on the grant date, which we consider to be its fair market value. The Company amortizes the expense over the total vesting period of the awards on a straight-line basis.

Total compensation cost charged against income was $435,377 for the restricted stock for the three months ended March 31, 2006. Total unamortized compensation cost relating to the restricted stock at March 31, 2006 was $5.04 million. The total compensation cost related to unvested awards not yet recognized is expected to be recognized over a weighted-average period of approximately 3 years.

11.	Subsequent Events

•	On May 3, 2006, the Company entered into separate sale and purchase contracts (each such contract an “MOA” and collectively, the “MOAs”) with affiliates of Metrobulk Holding S.A. (“Metrobulk”), an unaffiliated third party, to purchase (the “Acquisition”) three Panamax drybulk carriers and fourteen Kamsarmax drybulk carriers (the “Acquisition Fleet”). The Company will purchase the Acquisition Fleet from affiliates of Metrobulk (each such affiliate of Metrobulk a “Seller,” and collectively, the “Sellers”), for the aggregate cash purchase price of $735 million. When delivered, these vessels will have an aggregate cargo-carrying capacity of approximately 1,380,789 dwt. The three Panamax vessels were constructed in 2004. Five of the Kamsarmax vessels were built in 2005 or 2006. The nine remaining Kamsarmax vessels are under construction and are expected to be delivered between July 2006 and June 2007. Assuming delivery of these vessels to the Company on the currently anticipated schedule, the Company’s fleet would have a combined cargo-carrying capacity of 2,296,861 dwt and a dwt weighted average age of 4.0 years in June 2007.

With respect to the purchase of the eight secondhand vessels, the relevant Sellers are the registered owners of such vessels. In the case of six of the nine newbuilding vessels, the relevant Sellers are not in privity with such shipbuilder, Tsuneishi Shipbuilding Co., Ltd. of Japan (“Tsuneishi”), and in the case of the remaining three vessels, the relevant Sellers are not themselves in direct privity with the shipbuilder but their intermediaries are. The relevant Sellers of the newbuildings have executed separate sale and purchase agreements with companies who are, directly or indirectly, the counterparty to Tsuneishi in the relevant shipbuilding contract.

QUINTANA MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All of the vessels in the Acquisition Fleet are, or upon delivery will be, subject to time charter agreements with Bunge S.A. of Geneva, an affiliate of Bunge Limited, or Bunge, a multinational agribusiness company. Sixteen of the vessels in the Acquisition Fleet are, or at the time of delivery will be, subject to one master time charter with Bunge expiring at the end of 2010, subject to earlier termination if the parties cannot agree on the determination of annual rates within contractually agreed ranges. Fourteen of these sixteen vessels are now subject to the one master time charter, and the two other vessels (Bulk Two and Bulk Four) are currently under separate charters but will become subject to the one master time charter following the termination of their current charters. One of the vessels in the Acquisition Fleet, Bulk Three, is subject to a separate time charter with Bunge which expires in August 2009.

The Company has agreed to pay Fortis Bank N.V./S.A. a fee of $5.0 million in connection with the arrangement of the Acquisition. The fee will be payable in eight equal installments of $625,000, each such installment to be due and payable on the delivery of each of the eight secondhand vessels to be acquired in the Acquisition.

•	On May 9, 2006, the Company declared a cash dividend of $0.21 per common share. The dividend was paid on May 30, 2006 to shareholders of record on May 22, 2006.

•	On May 9, 2006, the Company approved the issuance of 301,500 shares of restricted stock to employees and directors, vesting in February 2010.

•	On May 9, 2006, the Company held its 2006 Annual Meeting of Stockholders in Athens. At that meeting, all seven of the Company’s existing directors as well as Peter Costalas were elected to serve as directors until the Company’s 2007 Annual Meeting. In addition, the stockholders of the Company ratified the selection of Deloitte. Hadjipavlou, Sofianos & Combanis, S.A. as the Company’s independent auditors for the year ending December 31, 2006.

•	On May 10, 2006, the Company signed a mandate letter and a letter of summary terms and conditions (together, the “Commitment Letter”) for the establishment of an 8.25-year $735 million senior revolving credit facility (the “Credit Facility”) with Fortis Bank N.V. / S.A. Athens Branch (“Fortis”) , who will serve as the facility agent. The Commitment Letter is conditioned upon, among other things, the execution of definitive documentation (“Facility Documentation”) relating to the Credit Facility on or before June 30, 2006. We intend to use the net proceeds of the Credit Facility, together with Placement and the exercise of the Warrants and available funds, to purchase the new vessels in the Acquisition and to pay outstanding amounts under our existing revolving credit facility.

Loans under the proposed new revolving credit facility may be used to finance part of the acquisition cost of the newbuildings and secondhand vessels in the Acquisition and to refinance debt outstanding under our existing revolving credit facility that we incurred to finance or refinance ship purchases.

•	On May 11, 2006, the Company sold, in a private placement, 2,045,558 units consisting of 2,045,558 shares of 12% Mandatorily Convertible Preferred Stock that have a liquidation preference $93.75 per share and 8,182,232 Class A Warrants with an exercise price of $8.00 per share. Each Unit sold in the private placement consists of one share of preferred stock and four warrants. The preferred stock is cumulative and has no voting rights, except as provided in the statement of designations of the preferred stock or by the laws of the Republic of the Marshall Islands. Holders of the preferred stock shall generally be entitled to receive cash dividends at the per annum rate of 12% of the liquidation preference of $93.75 per share. Dividends on the preferred stock are cumulative and will be payable in cash quarterly on February 28, May 30, August 31 and November 30 of each year, commencing on August 31, 2006 for the initial period beginning on the date of issuance, at an annual rate of 12.0% of the liquidation preference of $93.75 per share of the Preferred Stock, when,

QUINTANA MARITIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as and if declared by the Company’s board of directors out of legally available funds. The conversion of the preferred Stock and the exercisability of the warrants are subject to approval by the common shareholders. The sale of the units resulted in gross proceeds of approximately $191 million to the Company, $41.2 million of which none attributable to investments by our founders and management.

•	On May 16, 2006, the Company paid down $102.0 million outstanding principal amounts of its existing revolving credit facility. On May 31, 2006, the Company paid down an additional $10.0 million on that facility, leaving a balance of $90.0 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Quintana Maritime Limited.

We have audited the accompanying consolidated balance sheet of Quintana Maritime Limited and subsidiaries (the “Company”) as of December 31, 2005 and the related consolidated statements of operations, shareholder’s equity, and cash flows for the period from January 13, 2005 (inception) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quintana Maritime Limited and subsidiaries at December 31, 2005 and the results of their operations and their cash flows for the period from January 13, 2005 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
February 28, 2006,
Athens, Greece

Quintana Maritime Limited

Consolidated Balance Sheet
(All amounts expressed in thousands of U.S. Dollars except share data)

December 31,
2005

Assets
Current assets:
Cash and cash equivalents	$4,259
Inventories	378
Due from charterers, net of provision for bad debt	1,244
Other receivables	480
Prepaid expenses and other current assets	867

Total current assets	$7,228
Property and equipment:
Vessels, net of accumulated depreciation of $11,309	446,475
Other fixed assets, net of accumulated depreciation of $59	384

Total property and equipment	446,859
Deferred financing costs, net of accumulated amortization of $5,190	1,959
Deferred time charter premium, net of accumulated amortization of $440	9,060
Deferred dry docking costs, net of accumulated amortization of $280	920

Total assets	$466,026

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	1,474
Sundry liabilities and accruals	3,413
Deferred income	1,716

Total current liabilities	6,603
Long Term Debt	210,000
Shareholders’ equity
Common stock at $0.01 par value — 100,000,000 shares authorized, 23,846,742 shares outstanding	238
Additional paid-in capital	254,732
Deferred stock-based compensation	(5,187)
Accumulated deficit	(360)

Total shareholders’ equity	$249,423

Total liabilities and shareholders’ equity	$466,026

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Maritime Limited

Consolidated Statement of Operations
For the period from January 13, 2005 (inception) to December 31, 2005
(All amounts expressed in thousands of U.S. Dollars except share data )

Period from
January 13, 2005
(inception) to
December 31, 2005

REVENUES:
Voyage revenue	$42,062
Commissions	(1,787)

Net revenue	$40,275
EXPENSES:
Vessel operating expenses	6,820
General and administrative expenses	5,301
Management Fees	591
Depreciation and amortization	11,648

Operating income	$15,915

OTHER INCOME (EXPENSES):
Interest expense	$(5,367)
Interest income	228
Finance costs	(5,190)
Foreign exchange losses and other, net	(58)

Total other income (expense), net	$(10,387)

Net income	$5,528

Net income per common share
Basic	$0.39
Diluted	$0.39
Weighted average shares outstanding
Basic	14,134,268
Diluted	14,239,907

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Maritime Limited

Consolidated Statement of Shareholders Equity
(All amounts expressed in thousands of U.S. Dollars except per share data)

		Common	Additional	Deferred
	Number of	Stock $0.01	Paid-in	Stock Based	Accumulated
	Shares	Par Value	Capital	Compensation	Deficit	Total

Balance, January 13, 2005	—	—	—	—	—	—
Issuance of common stock & capital contributions	6,319,492	63	68,342			68,405
Initial public offering, net of issuance costs	16,968,500	170	180,592			180,762
Deferred stock-based compensation	558,750	5	5,798	(5,803)		—
Amortization of deferred stock-based compensation				616		616
Dividends paid					(5,888)	(5,888)
Net income					5,528	5,528

Balance, December 31, 2005	23,846,742	238	254,732	(5,187)	(360)	249,423

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Maritime Limited

Consolidated Statement of Cash Flows
(All amounts expressed in thousands of U.S. Dollars)

Period from
January 13, 2005
(inception) to
December 31, 2005

Cash flows from operating activities:
Net income	$5,528
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	11,648
Amortization and write-off of deferred finance and legal costs	5,190
Amortization of time charter fair value	440
Amortization of stock based compensation	616
Provision for bad debt	207
Changes in assets and liabilities:
Increase in inventories	(378)
Increase in due from charterer, net	(1,451)
Increase in other receivables	(480)
Increase in prepaid expenses	(867)
Increase in accounts payable	1,474
Increase in sundry liabilities and accruals	3,413
Increase in deferred income	1,716
Deferred drydock costs incurred	(1,200)

Net cash from operating activities	$25,856
Cash flows from investing activities:
Vessel acquisitions	(457,784)
Time Charter Premium	(9,500)
Purchases of property, plant and equipment	(443)

Net cash used in investing activities	(467,727)

Cash flows from financing activities:
Proceeds from long-term debt	628,621
Payment of long-term debt	(411,621)
Pay down on term loan facility	(7,000)
Payment of financing costs	(7,149)
Initial issuance of paid-in capital and common stock	68,405
Proceeds from initial public offering	182,942
Issuance costs of initial public offering	(2,180)
Dividends paid	(5,888)

Net cash from financing activities	$446,130

Net increase in cash and cash equivalents	4,259
Cash and cash equivalents at beginning of the period	—

Cash and cash equivalents at end of the period	$4,259

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$3,064
Deferred stock-based compensation	$5,803

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Maritime Limited

Notes to the Consolidated Financial Statements
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

The Company

The accompanying consolidated financial statements include the accounts of Quintana Maritime Limited and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the marine transportation of drybulk cargoes through the ownership and operation of drybulk vessels.

The Company is a holding company incorporated on January 13, 2005, under the Laws of the Republic of the Marshall Islands. The Company was formed by affiliates of each of Corbin J. Robertson Jr., First Reserve Corporation (“FRC”) and American Metals & Coal International, Inc. (“AMCI”). On July 20, 2005, the Company completed its initial public offering.

The Company’s vessels are primarily available for charter on a time-charter basis. A time charter involves placing a vessel at the charterer’s disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs — which include crewing costs, repairs and maintenance, stores, and lubricants — are typically paid by the owner of the vessel and specified voyage costs such as fuel, canal and port charges are paid by the charterer.

The Company is the sole owner of all of the outstanding shares of the following subsidiaries, each of which was formed in the Marshall Islands for the purpose of owning a vessel in the Company’s fleet:

			Deadweight
		Agreement	Tonnage		Delivery
Company	Vessel	Date	(in metric tons)	Built	Date

Fearless Shipco LLC	Fearless I	February 18, 2005	73,427	1997	April 11, 2005
King Coal Shipco LLC	King Coal	February 25, 2005	72,873	1997	April 12, 2005
Coal Glory Shipco LLC	Coal Glory	March 21, 2005	73,670	1995	April 13, 2005
Iron Man Shipco LLC	Iron Man	March 15, 2005	72,861	1997	May 6, 2005
Coal Age Shipco LLC	Coal Age	March 15, 2005	72,861	1997	May 4, 2005
Barbara Shipco LLC	Barbara	March 24, 2005	73,390	1997	July 20, 2005
Coal Pride Shipco LLC	Coal Pride	March 29, 2005	72,600	1999	August 16, 2005
Linda Leah Shipco LLC	Linda Leah	March 24, 2005	73,390	1997	August 22, 2005
Iron Beauty Shipco LLC	Iron Beauty	September 2, 2005	165,500	2001	October 18, 2005
Kirmar Shipco LLC	Kirmar	September 2, 2005	165,500	2001	November 11, 2005

The operations of the vessels are managed by our wholly owned subsidiary, Quintana Management LLC, which initially subcontracted the technical management of five vessels to Blossom Maritime Corporation, a third-party technical management company. In July 2005, the Company gave six-months’ notice of termination of the management contract with Blossom in accordance with the terms of the management agreement. As of November 1, 2005, the Company had taken over technical management of all its vessels

In December 2005, the Company formed a wholly owned subsidiary, Quintana Logistics LLC, to engage in limited chartering activities, including entry into contracts of affreightment. Under a contract of affreightment, the Company would agree to ship a specified amount of cargo at a specified rate per ton between designated ports over a particular period of time. Contracts of affreightment generally do not specify particular vessels, so the Company would be permitted either to use a free vessel that it owned or to charter in a third-party vessel. As of December 31, 2005, Quintana Logistics had no operations.

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

2.	Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Quintana Maritime Limited and its wholly owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income/(Loss)

The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” which requires separate representation of certain transactions, which are recorded directly as components of shareholders’ equity. The Company has no other comprehensive income/(loss).

Foreign Currency Translation

The functional currency of the Company is the U.S. Dollar, since the Company’s vessels operate in international shipping markets, which use the U.S. Dollar as their functional currency. As such, the Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

The Company considers highly liquid investments, such as time deposits and certificates of deposit with an original maturity of three months or less, to be cash equivalents.

Due from Charterers, Net of Provision for Bad Debt

Due from charterers, net of provision for bad debt includes accounts receivable from charters net of the provision for doubtful accounts. At each balance sheet date, the Company provides for the provision based on a review of all outstanding charter receivables. As of December 31, 2005, the allowance for bad debt was $207,000.

Due from Charterers, Net of Provision for Bad Debt (continued)

Revenue is based on contracted charterparties and, although the Company’s business is with customers whom the Company believes to be of the highest standard, there is always the possibility of dispute over

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to the Company as a result. As such, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. Although the Company believes its provisions to be reasonable at the time they are made, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful accounts is inadequate.

Inventories

Inventories consist of lubricants, which are stated at the lower of cost or market value. Cost is determined by the weighted average method.

Other Fixed Assets

Other fixed assets, net, are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the specific asset placed in service. We use the following useful lives to calculate depreciation:

Description of Asset	Useful Life

Leasehold improvement	2 years
Furniture, fixtures, and other equipment	4 years
Vessel equipment	0-2 years
Computer equipment	3 years

Impairment of Long-Lived Assets

The Company applies SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

Vessel Cost

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition, including initial repairs, pre-delivery improvements and delivery expenses. Expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Vessel Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. However, when regulations

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Drydocking Costs

The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date of the next drydocking, which is typically 30 to 60 months. Unamortized drydocking costs of vessels that are sold are written off.

Financing Costs

Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations — Crew

The shipowning companies included in the consolidation employ the crew on board under short-term contracts (usually up to eight months) and, accordingly, are not liable for any pension or post-retirement benefits.

Revenues and Expenses

Revenues are generated from voyage and time-charter agreements. Time-charter revenues are recorded over the term of the charter as service is provided. Deferred income represents cash received that relates to services to be provided in subsequent periods. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred. Vessel operating expenses and general and administrative expenses are accounted for on the accrual basis. Prepaid expenses represent cash paid in the current period that relates to subsequent periods.

When vessels are acquired with time charters attached and the charterhire on such charters is above market, the Company allocates the total purchase price of the vessel between the vessel and a deferred asset equal in amount to the present value of the charter. This present value is computed as the difference between the contractual amount to be received over the term of the time charter and management’s estimates of the fair value of the time charter at the time of acquisition. The discount rate reflects the risks associated with the acquired time charter. The deferred time charter premium is amortized over the remaining period of the time charter as a reduction to hire revenue.

As of December 31, 2005, nine of the ten vessels in the Company’s fleet were employed on fixed-rate time charters under which the charterer, and not the Company, was responsible for voyage expenses. Barbara was employed on a variable-rate time charter under which the charterer, and not the Company, was responsible for voyage expenses as well. Accordingly, the Company believes that voyage costs such as port and canal charges will not be material, and the impact of recognizing voyage costs on a pro-rata basis will not be materially different from recognizing them as incurred. The Company also believes that recognizing other voyage costs such as bunkers (fuel) expense and commission expense on a pro-rata basis would approximate the amount of expense recognized as incurred.

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

Repairs and Maintenance

All repair and maintenance expenses including major overhauling and underwater inspection expenses are expensed as incurred.

Income Taxes

The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed on payments of dividends by the Company to its shareholders.

In addition, the Company believes that it will also be exempt from United States federal income taxation. The Company has made special tax elections in respect of each of its shipowning and operating subsidiaries, the effect of which is to disregard each of the subsidiaries as a taxable entity separate from the Company. Therefore, for purposes of the discussion below, the income earned by the subsidiaries will be treated as earned by the Company.

Substantially all of the income derived by the Company is attributable to the international operation of ships and the performance of services directly related thereto (“shipping income”). Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the “Code”), shipping income earned by the Company is excluded from gross income and exempt from U.S. federal income tax if the Company (i) is incorporated in a qualified foreign country (a “Qualified Foreign Country”), which, as defined, includes any foreign country that grants an equivalent exemption to U.S. corporations in respect of each type of shipping income for which exemption from tax is being claimed under Section 883 (the “Country of Incorporation Test”), (ii) satisfied either the CFC Test or the Publicly Traded Test as described below, (iii) files a U.S. tax return on IRS Form 1120F claiming exemption from tax under Section 883 and (iv) obtains ownership statements, signed under penalties of perjury, to evidence its satisfaction of the CFC Test or the Publicly Traded Test.

The Company satisfies the Country of Incorporation Test for 2005 because the Marshall Islands has been recognized as a Qualified Foreign Country in Revenue Ruling 2001-48. The Company also satisfied the CFC Test, which, as defined, means that the Company was a controlled foreign corporation, or CFC, for more than half the days of the 2005 tax year and satisfied certain other criteria in the Section 883 regulations. The Company believes that it qualified as a CFC from January 13, 2005, the date of its formation, until the completion of its public offering on July 20, 2005 because over 50% of the Company’s stock was owned by United States holders, each of whom owned 10% or more of that stock (10% U.S. Owners) during that period.

Immediately following the initial public offering, the 10% U.S. Owners beneficially owned less than 50% of our stock. If such 10% U.S. Owners were to continue to own less than 50% of our stock and there were no additional U.S. Owners during 2006 and future years, the Company would no longer be eligible to qualify for exemption from tax under Section 883 based on the CFC Test. Instead, the Company would only qualify for exemption if for 2006 and any future year, the Company’s stock were considered to be “primarily and regularly traded” on the Nasdaq for more than half the days in such year in accordance with the Section 883 regulations (the “Publicly Traded Test”). Under the Section 883 regulations, the Company’s qualification for the Publicly Traded Test may be jeopardized if shareholders that own five percent or more of the Company’s stock, or 5% Shareholders, own, in the aggregate, 50% or more of such stock. As of the end of 2005, 5% Shareholders owned approximately 35% of the Company’s stock. If such 5% Shareholders were to increase their ownership or additional 5% Shareholders were to acquire stock of the Company such that 5% Shareholders were to increase their ownership, in the aggregate, to 50% or more of the Company’s stock for more than half the days of 2006, the Company might not be eligible to claim exemption from tax under Section 883. The Company can therefore give no assurance that changes and

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

shifts in the ownership of its stock by 5% Shareholders will permit it to qualify for exemption from tax in 2006 or in future years.

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its “U.S. source shipping income,” imposed without the allowance for any deductions. For these purposes, “U.S. source shipping income” means 50% of the shipping income derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, accounts receivable due from charterers (net of allowance), other receivables, and prepaid expenses and other current assets. The principal financial liabilities of the Company consist of accounts payable due to suppliers, sundry liabilities and accruals, deferred income, and debt. The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and liabilities approximate their respective fair values due to the short maturities of those instruments.

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Derivatives

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. During the period from January 13, 2005 (inception) to December 31, 2005, the Company did not engage in any hedging activities. The Company did lock its interest rates, however, on borrowings under its revolving credit facility.

Earnings/(Loss) Per Share

Earnings/(losses) per share has been calculated by dividing the net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Restricted shares issued under the Company’s 2005 Stock Incentive Plan are included in shares outstanding for purposes of computing diluted earnings per share. The Company had no other dilutive securities for the period from January 13, 2005 (inception) to December 31, 2005.

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

The Company calculates the number of shares outstanding for the calculation of basic earnings per share and diluted earnings per share as follows:

Period from
January 13, 2005
(inception) to
December 31, 2005

Common shares outstanding, basic:
Weighted average common shares outstanding, basic	14,134,268
Common shares outstanding, diluted:
Weighted average common shares outstanding, diluted	14,134,668
Weighted average restricted stock awards	105,639
Weighted average common shares outstanding, diluted	14,239,907

Share-based Compensation

On December 16, 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS No. 123(R)”), “Share-Based Payment,” was issued. SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure, required under SFAS No. 123, is no longer an alternative. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005, with early adoption encouraged. The Company early adopted SFAS No. 123(R) on July 1, 2005.

In the period from January 13, 2005 (inception) to December 31, 2005, the Company issued phantom stock and restricted stock under its 2005 Stock Incentive Plan and, in December 2005, canceled all outstanding phantom stock. Phantom stock is settled in cash at the vesting date at an amount equal to the product of the number of shares vesting and the average closing price of the Company’s common stock over the 20 days prior to the vesting date. No dividends are paid on the phantom stock. Restricted stock is issued on the grant date and is subject to forfeiture under certain circumstances. All restricted stock currently outstanding is subject to forfeiture only if employment is not continued through the vesting date. The Company pays dividends on all restricted stock, regardless of whether it has vested.

SFAS No. 123(R) describes two generally accepted methods of accounting for restricted stock awards with a graded vesting schedule for financial reporting purposes: 1) the “accelerated method”, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the “straight-line method” which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Management has selected the straight-line method with respect to the restricted stock and phantom stock because they consider the restricted stock award to be a single award and not multiple awards. Additionally, the “front-loaded” recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case. The fair market value of the restricted stock is fixed as of the grant date as the average of the high and low trading prices of the Company’s common stock on the grant date.

The Company does not currently record an estimate of forfeitures of phantom stock or restricted stock, as it believes that any such amount would be immaterial. The Company will, however, re-evaluate the reasonableness of its decision at each reporting period.

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” This statement applies to all voluntary changes in accounting principles and changes resulting from adoption of a new accounting pronouncement that does not specify transition requirements. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires retrospective application of a change in accounting principles to be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with early implementation permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the statement was issued. SFAS No. 154 is effective for the Company as of January 1, 2006, and is not expected to have a material impact on its financial statements.

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments (“FAS 155”), which amends FASB Statement No. 133 and FASB Statement 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, FASB Statement No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not intend to issue or acquire the hybrid instruments included in the scope of FAS 155 and does not expect the adoption of FAS 155 to affect future reporting or disclosures.

3.	Vessel Acquisitions

The following table shows the acquisition costs (including capitalized expenses) relating to vessel acquisitions from January 13, 2005 (inception) to December 31, 2005.

	Deadweight Tonnage
Vessel	(in metric tons)	Agreement Date	Delivery Date	Acquisition Cost
				(In thousands)

Fearless I	73,427	February 18, 2005	April 11, 2005	$40,616
King Coal	72,873	February 25, 2005	April 12, 2005	$40,582
Coal Glory	73,670	March 21, 2005	April 13, 2005	$39,149
Iron Man	72,861	March 15, 2005	May 6, 2005	$41,441
Coal Age	72,861	March 15, 2005	May 4, 2005	$41,447
Barbara	73,390	March 24, 2005	July 20, 2005	$42,183
Coal Pride	72,600	March 29, 2005	August 16, 2005	$43,126
Linda Leah	73,390	March 24, 2005	August 22, 2005	$42,156
Iron Beauty	165,500	September 2, 2005	October 18, 2005	$63,725
Kirmar	165,500	September 2, 2005	November 11, 2005	$63,359

Total				$457,784

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

Vessel depreciation expense for the year ended December 31,2005 totaled $11.3 million and is included in the depreciation in the accompanying consolidated statements of operations.

4.	Other Fixed Assets

The net book value of other fixed assets shown in the accompanying consolidated balance sheet for the period from January 13, 2005 (inception) to December 31, 2005 is analyzed as follows:

		Accumulated
Other Fixed Assets	Cost	Depreciation	Net Book Value
		(In thousands)

Hardware	$91.1	$(27.3)	$63.8
Software	145.1	(12.1)	133.0
Leasehold improvements	65.2	—	65.2
Furniture and fixtures	62.9	(10.9)	52.0
Other	78.7	(8.5)	70.2

Total	$443.0	$(58.8)	$384.2

Other fixed assets depreciation expense for the year ended December 31, 2005 totaled $58,739 and is included in the depreciation in the accompanying consolidated statements of operations.

5.	Deferred Charges

The deferred charges shown in the accompanying consolidated balance sheet for the period from January 13, 2005 (inception) to December 31, 2005 are analyzed as follows:

			Time Charter
	Finance Costs	Drydocking	Premium
	(In thousands)

January 13, 2005	—	—	—
Additions	$7,149	$1,200	$9,500
Amortization	(483)	(280)	(440)
Write-offs	(4,707)	—	—

December 31, 2005	$1,959	$920	$9,060

Iron Beauty was acquired with a time charter attached that was at an above-market rate. As described in Note 2 above, the Company allocates a portion of the purchase price in these circumstances to a deferred asset. When Iron Beauty was purchased, the present value of the time charter was determined to be $9.5 million, and this amount was allocated to the appropriate deferred asset. This results in a daily rate of approximately $30,600 as recognized revenue. For cash flow purposes, the company will continue to receive $36,500 per day less commissions.

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

6.	Prepaid Expenses and Other Current Assets

The prepaid expenses and other current assets shown in the accompanying consolidated balance sheet for the period from January 13, 2005 (inception) to December 31, 2005 are analyzed as follows:

Period from
January 13, 2005
(inception) to
Prepaid Expenses and Other Current Assets	December 31, 2005
(In thousands)

Director and officer liability insurance	$447
Other prepaid expenses	420

Total	$867

7.	Other Receivables

Other receivables primarily consist of Value-added Tax (VAT), Master Accounts and Other.

8.	Sundry Liabilities and Accruals

The sundry liabilities and accruals shown in the accompanying consolidated balance sheet for the period from January 13, 2005 (inception) to December 31, 2005 are analyzed as follows:

Period from
January 13, 2005
(inception) to
Sundry Liabilities and Accruals	December 31, 2005
(In thousands)

Interest expense	$2,302
Other sundry liabilities and accruals	1,111

Total	$3,413

9.	Financing Costs

In the period from January 13, 2005 (inception) to December 31, 2005, the Company wrote off approximately $4.7 million of finance fees and related legal fees, which resulted from the termination of the bridge loan and the term loan facility, as described in Note 10 below.

10.	Long-Term Debt

Bridge Loan Facility

The Company entered into a $150 million bridge loan facility, dated as of May 3, 2005, with Morgan Stanley Senior Funding, Inc., as agent, and the initial lenders thereunder. The Company borrowed $150 million thereunder to finance a portion of the purchase price for the first five of its vessels and related fees and expenses. The Company repaid all amounts outstanding under such bridge loan facility in early May 2005 out of borrowings under the term loan facility described below.

Term Loan Facility

The Company entered into a $262,456,000 secured delayed-draw term loan facility, dated as of April 29, 2005, as amended. During the third quarter, the Company borrowed under this facility to finance the acquisitions of the ships delivered during that period. The Company repaid $100.6 million, the balance

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

outstanding under the term-loan facility, in October 2005 out of borrowings under the revolving credit facility described below.

Revolving Credit Facility

The Company entered into a secured, 8-year, $250 million revolving credit facility on October 4, 2005. Indebtedness under the revolving credit facility bears interest at a rate equal to LIBOR + 0.975%. The Company incurs a commitment fee on the unused portion of the revolving credit facility at a rate of 0.375% per annum. The Company may borrow under the facility to refinance the term-loan facility and to fund acquisitions of vessels. In addition, the facility provides for a $20-million sub-limit for borrowings for working-capital purposes and general corporate requirements. Up to $25 million of the facility will be available for issuance of stand-by letters of credit. The Company may not incur any additional indebtedness under the facility if the amount of outstanding loans and letters of credit exceeds 65% of the fair market value of the vessels serving as collateral. The Company is generally not permitted to pay dividends in excess of 65% of its free cash flow. The Company’s obligations under the revolving credit facility are secured by a first-priority assignment of the Company’s earnings related to its vessels. The credit agreement also contains financial covenants requiring the Company to maintain a ratio of total debt to total capitalization (each as defined in the credit agreement) of no more than 0.65 to 1.00; minimum liquidity on the last day of each quarter of $525,000 per vessel; a ratio of EBITDA to cash interest expense (each as defined in the credit agreement) of no less than 2.00 to 1.00 on a trailing four-quarter basis; the fair market value of collateral of at least 135% of outstanding loans and letter of credit; and consolidated net worth (as defined in the credit agreement) of at least 80% of $248 million. As of December 31, 2005, $210 million was outstanding under the revolving credit facility at an average interest rate of 5.28%. As of December 31, 2005, the Company was in compliance with all of its covenants under the facility.

11.	Related Party Transactions

The Company’s Chief Executive Officer signed a consulting agreement with Quintana Minerals Corporation dated as of January 1, 2005 with duration of one year. This agreement was terminated as of March 31, 2005. Quintana Minerals Corporation is an affiliate of Corbin J. Robertson, Jr. who beneficially owned 38.6% of the member interests in Quintana Maritime Investors LLC, the Company’s parent prior to the initial public offering, which in turn owned 100% of the common equity of the Company prior to the public offering. Quintana Maritime Investors LLC paid $25,000 to Mr. Molaris in payment of all amounts due under the agreement.

The balance of trade payables as of December 31, 2005 shown in the accompanying consolidated financial statements includes $172,247 related to expenses, including salaries of Company management, office rent, and related offering expenses, paid for by Quintana Maritime Investors LLC and Quintana Minerals Corporation, on behalf of the Company. On October 31, 2005, the Company and Quintana Minerals Corporation entered into a service agreement, whereby Quintana Minerals agreed to provide certain administrative services to the Company, and the Company agreed to reimburse Quintana Minerals at cost for the expenses incurred by Quintana Minerals in providing those services.

Affiliates of Mr. Robertson, the Chairman of the Board of the Company, and First Reserve Corporation, whose affiliate owns approximately 12,8% of our common stock, have the right in certain circumstances to require us to register their shares of common stock in connection with a public offering and sale. In addition, in connection with other registered offerings by us, affiliates of Mr. Robertson, First Reserve and certain other stockholders will have the ability to exercise certain piggyback registration rights with respect to their shares.

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

12.	Technical-Management Company

In February 2005, the Company entered into an agreement with Blossom Maritime Corporation, a third-party management company, to technically manage five of the vessels for the amount of $400 per day per ship from the date of signature of the Memorandum of Agreement. The amounts relating to the period prior to delivery of the vessel are capitalized to the vessel cost. The total amount capitalized as at December 31, 2005 amounts to $112,780. In July 2005, the Company gave six-months’ notice of its termination of the management agreement in accordance with the terms of the agreement. By November 1, 2005, the Company had taken over technical management of all the vessels in its fleet

13.	Commitments and Contingent Liabilities

In February 2005, the Company entered into a three-year, non-cancellable operating lease for its office space in Greece. In December 2005, the Company amended the lease to add additional office space and shorten the term of the lease by one month. Rental expense for the period from January 13, 2005 (inception) to December 31, 2005 was $109,648. Future rental commitments are payable as follows as of December 31, 2005:

Amount
(In thousands)

January 1, 2006 to December 31, 2006	$196.1
January 1, 2007 to December 31, 2007	205.9

Total	$402.0

The Company has not been involved in any legal proceedings which may have, or have had a significant effect on its business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business, principally disputes with charterers, personal injury and property casualty claims. The Company expects that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

14.	Equity Offering

On July 20, 2005, the Company completed its initial public offering of 16,700,000 common shares, par value $0.01 per share, at a price to the public of $11.50 per share, raising gross proceeds of $192,050,000 before deduction of underwriting discounts, commissions and expenses of $14,182,779. The Company used $161,071,351 of the net proceeds from the offering to repay the outstanding principal amount of indebtedness under the existing term loan facility and the balance to fund, in part, acquisitions of vessels in July and August 2005.

On August 17, 2005, the Company completed the offering of an additional 268,500 shares at a price of $11.50 upon the partial exercise of the underwriters’ over-allotment option. This offering generated an additional $3,087,750 in gross proceeds to the Company, before deduction of underwriting discounts, commissions and expenses of $192,985. The Company used these proceeds to fund in part the acquisition of additional vessels in August 2005.

15.	Stock Split and Stock Dividend

On July 12, 2005, the Company effected a 7,628.984-for-one stock split. On July 14, 2005, the company declared a stock dividend payable to its sole shareholder, which was distributed on the closing

Quintana Maritime Limited

Notes to the Consolidated Financial Statements — (Continued)

date of the initial public offering. All share and per-share data give retroactive effect to the stock split and stock dividend.

16.	Cash Dividend

On September 20, 2005, the Company paid a cash dividend of $0.05 per common share to shareholders of record on September 12, 2005, for a total payment of $1.2 million. On November 1, 2005, the Company declared a cash dividend of $0.20 per common share. The dividend was paid on November 22, 2005 to shareholders of record on November 11, 2005, for a total payment of $4.7 million.

17.	Stock Incentive Plan

2005 Awards

On August 24, 2005, the Company granted to directors and key employees a total of 266,625 shares of phantom stock and 266,625 shares of restricted stock at a fair market value of $11.10 per share. The restricted stock awards made on August 24, 2005 are scheduled to vest annually between February 2006 and February 2009. Effective December 23, 2005, the Company cancelled outstanding shares of phantom stock and issued corresponding amounts of restricted stock with a fair market value of $9.74 per share. In addition, the Company awarded on December 23, 2005 a total of 25,500 shares of restricted stock with a fair market value of $9.74 per share to recent hires. Accordingly, as of December 31, 2005, there were 558,750 shares of restricted stock and no shares of phantom stock outstanding. The vesting of the restricted stock is not conditioned on anything other than the passage of time and the grantee’s continued employment with the Company. The Company’s 2005 Stock Incentive Plan provides for a maximum of 3,000,000 shares of common stock to be issued under the plan. As of December 31, 2005, 2,441,250 shares remained available for issuance under the plan.

Outstanding Restricted Stock

Restricted stock outstanding as of December 31, 2005 includes the following:

		Weighted
	Number of	Average Fair
	Shares	Value Per Share

Outstanding at January 13, 2005 (inception)	0
Granted	558,750	$10.39
Vested	—
Canceled or expired	—
Outstanding at December 31, 2005	558,750	$10.39

The total expense related to the restricted-stock awards is calculated by multiplying the number of shares awarded by the average high and low sales price of the Company’s common stock on the grant date. The Company amortizes the expense over the total vesting period of the awards on a straight-line basis.

For the period during which the phantom stock was outstanding, the Company debited its profit and losses account and credited its equity account on a straight-line basis for the period from August 24, 2005 to December 22, 2005. For the period from December 23, 2005 to December 31, 2005, the Company accounted for the additional restricted stock granted on December 23, 2005 on a straight-line basis, consistently with the treatment for previously outstanding restricted stock. Total compensation cost charged against income was $616,175 for the period from January 13, 2005 (inception) to December 31, 2005 for the phantom stock and the restricted stock. Total unamortized compensation cost relating to the restricted stock at December 31, 2005 was $5.2 million. The total compensation cost related to unvested awards not yet recognized is expected to be recognized over a weighted-average period of approximately 3 years.

18.	Significant Customers

The Company derived a substantial amount of its gross revenues for the period from January 13, 2005 (inception) to December 31, 2005 from a small number of charterers. The percentages of gross revenues from those charterers is as follows:

Percentage of 2005 Gross
Charterer	Revenues

A	16.2%
B	15.7%
C	14.9%
D	12.3%
E	11.8%

19.	Subsequent Events

•	On January 31, 2006, the Company repaid an additional $3.0 million of principal on its revolving credit facility, leaving a principal balance of $207.0 million.

•	On February 28, 2006, the Company declared a cash dividend of $0.21 per share, payable on March 15, 2006 to shareholders of record as of March 10, 2006.

20.	Unaudited Quarterly Results

Selected Quarterly Financial Information (Unaudited)

	Period from
	January 13, 2005	Three Months Ended
	(inception) to		September 30,	December 31,
	March 31, 2005	June 30, 2005	2005	2005
		(In thousands except share data)

Net revenues	—	$6,978	$12,993	$20,304
Operating profit (loss)	$(157)	2,684	4,597	8,791
Net income (loss)	$(157)	$744	$204	$4,737
Net income (loss) per common share:
Basic	(0.02)	0.12	0.01	0.20
Diluted	(0.02)	0.12	0.01	0.20
Weighted average shares outstanding:
Basic	6,319,492	6,319,492	19,517,470	23,287,992
Diluted	6,319,492	6,319,492	19,627,598	23,580,019

QUINTANA MARITIME LIMITED

2,045,558 Units

2,045,558 Shares of 12% Mandatorily
Convertible Preferred Stock

8,182,232 Class A Warrants

33,751,707 Share of Common Stock

PROSPECTUS

          , 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee		$27,961.24
Printing and Engraving Expenses
Legal Fees and Expenses
Accountants’ Fees and Expenses
Nasdaq National Market Entry Fee
NASD Fees
Blue Sky Fees and Expenses
Transfer Agent’s Fees and Expenses
Miscellaneous Costs

Total	$

Item 14.	Indemnification of Directors and Officers.

The bylaws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant against:

(1) all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director or officer acting in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election, provided always that such indemnity shall not extend to any matter which would render it void pursuant to any Marshall Islands statute from time to time in force concerning companies insofar as the same applies to the Registrant (the “Companies Acts”); and

(2) all liabilities incurred by him as such director or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

Indemnification of directors and officers.

(1) Actions not by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer successful.  To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(6) Insurance.  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 15.	Recent Sales of Unregistered Securities.

In connection with the formation of Quintana Maritime Limited, Quintana Maritime Limited issued to Quintana Maritime Investors LLC 500 shares of common stock in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. No underwriters were involved in this transaction.

On May 11, 2006, we sold, in a private placement, 2,045,558 units (the “Units”) consisting of 2,045,558 shares of 12% Mandatorily Convertible Preferred Stock that have a liquidation preference $93.75 per share and 8,182,232 Class A Warrants. The Preferred Stock and Warrants will not be separately transferable until the earliest to occur of 180 days after the date of issuance, the effective date of the registration statement referred to above under Item 1.01, under the section captioned “Registration Rights Agreement” or such earlier date as Dahlman Rose & Co. LLC may determine.

We offered and sold the Preferred Stock and Warrants only to institutional “accredited investors,” as such term is defined in Rule 501(a)(1), (2), (3) or (7) of the Securities Act of 1933, as amended (the

“Securities Act”), and certain “accredited investors,” as such term is defined in Rule 501(a), who are our officers or directors. The Placement was exempt from the registration requirements of the Securities Act.

None of the Units sold in the Placement, the shares of Preferred Stock and Warrants, making up the Units, nor the shares of Common Stock issuable upon conversion of the Preferred Stock or exercise of the Warrants, have been registered under the Securities Act. We have agreed to use commercially reasonable efforts to have a registration statement for the resale of the securities sold in the Placement and the Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants be declared effective within 120 days after the date of the closing of the Placement, subject to extension to 180 days under certain circumstances.

The gross proceeds of the sale of the Units are approximately $191 million to us, before fees and expenses. If the Warrants become exercisable and are all exercised, we would receive a gross exercise price of approximately $65.46 million, before fees and expenses. The net proceeds from the sale of the Units and the exercise of the Warrants are estimated to be approximately $248.4 million in the aggregate, after deducting the placement agents’ fees but before deducting expenses. We intend to use the net proceeds of the Placement and the exercise of the Warrants, together with a proposed revolving credit facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Proposed New Revolving Credit Facility” and available funds, to purchase the new vessels in the Acquisition and to pay outstanding amounts under our existing revolving credit facility.

In connection with the Placement described and pursuant to Section 35(5) of the Business Corporation Act of the Republic of the Marshall Islands (the “BCA”), we have amended our Articles of Incorporation by the filing under the BCA of a Statement of Designations setting forth the terms of the 2,045,558 shares of Preferred Stock.

Each Unit sold in the Placement consists of one share of Preferred Stock and four Warrants. The Preferred Stock is cumulative and has no voting rights, except as provided in the Statement of Designations of the Preferred Stock or by the laws of the Republic of the Marshall Islands. Holders of the Preferred Stock shall generally be entitled to receive cash dividends at the per annum rate of 12% of the liquidation preference of $93.75 per share. Dividends on the Preferred Stock are cumulative and will be payable in cash quarterly on February 28, May 30, August 31 and November 30 of each year, commencing on August 31, 2006 for the initial period beginning on the date of issuance, at an annual rate of 12.0% of the liquidation preference of $93.75 per share of the Preferred Stock, when, as and if declared by the Company’s board of directors out of legally available funds.

The conversion of the Preferred Stock and the exercisability of the Warrants are subject to approval by the common shareholders. We have undertaken to call by December 31, 2006 a special meeting of the holders of our Common Stock to consider a proposal to approve the conversion. If the shareholders approve the conversion, the Preferred Stock will convert automatically into shares of Common Stock at a conversion rate is 12.5 shares of Common Stock per share of Preferred Stock (subject to adjustment from time to time, the “Conversion Rate”) and each Warrant will entitle holders to purchase a share of Common Stock at $8.00 per share (subject to adjustments under certain circumstances to prevent dilution) at any time within three years from the closing. The Warrants will expire on May 11, 2009. If the holders of Common Stock do not approve the conversion, we will be required to redeem the Warrants at a cash redemption price of $0.50 per Warrant.

The Statement of Designations governing the Preferred Stock provides that, if the holders of Preferred Stock are not offered value at least equivalent to that received by the holders of Common Stock in certain specified transactions (including certain offers to purchase Common Stock, mergers, share exchanges; consolidations or recapitalizations, and a sale of substantially all the assets), the holders of Preferred Stock will have the right to cause us to repurchase their shares of Preferred Stock at the applicable repurchase price, which is equal to the greater of (x) $93.75 and (y) the price per share of Common Stock offered or paid, as the case may be, to the holders of our Common Stock multiplied by the then Conversion Rate.

For further information on the description of the Preferred Stock, see “Description of Preferred Stock.”

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To provide to the underwriters at the closing specified in the underwriting agreement shares certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(3) That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Glyfada, the country of Greece, on June 16, 2006.

/s/  QUINTANA MARITIME LIMITED

By:	/s/ Stamatis Molaris
Name: Stamatis Molaris
Title:  Chief Executive Officer and President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Stamatis Molaris, Paul Cornell, and Joseph R. Edwards his or her true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on June 16, 2006 in the capacities indicated.

Signature	Title

/s/ Stamatis Molaris Stamatis Molaris	Director, Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Paul J. Cornell Paul J. Cornell	Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)

/s/ Corbin J. Robertson Corbin J. Robertson, Jr.	Chairman

/s/ Joseph R. Edwards Joseph R. Edwards	Director

/s/ Corbin J. Robertson III Corbin J. Robertson III	Director

/s/ Hans J. Mende Hans J. Mende	Director

/s/ Gurpal Singh Grewal Gurpal Singh Grewal	Director

Signature	Title

/s/ S. James Nelson, Jr. S. James Nelson, Jr.	Director

/s/ Peter Costalas Peter Costalas	Director

Authorized Representative

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States, has signed this registration statement in the City of Newark, State of Delaware, on June 16, 2006.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Directors
Authorized Representative in the
United States

EXHIBIT INDEX

Exhibit
No.			Description

3	.1*	—	Amended and Restated Articles of Incorporation
3	.2*	—	Amended and Restated By-laws
4	.1*	—	Form of Share Certificate
4	.2***	—	Form of Unit Certificate
4	.3***	—	Form of Preferred Stock Certificate
4	.4***	—	Form of Warrant
4	.5***	—	Statement of Designations
4	.6***	—	Warrant Agreement
5	.1***	—	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, as to the validity of the Shares
8	.1***	—	Opinion of Vinson & Elkins L.L.P., United States counsel to the Company, with respect to certain tax matters
10	.1*	—	Agreement Related to Credit Facility
10	.2*	—	First Supplemental Agreement to US$262,456,000 Credit Facility
10	.3*	—	Second Supplemental Agreement to US$262,456,000 Credit Facility
10	.4***	—	Registration Rights Agreement
10	.5***	—	Memorandum of Agreement for purchase of Bulk One
10	.6***	—	Memorandum of Agreement for purchase of Bulk Two
10	.7***	—	Memorandum of Agreement for purchase of Bulk Three
10	.8***	—	Memorandum of Agreement for purchase of Bulk Four
10	.9***	—	Memorandum of Agreement for purchase of Bulk Five
10	.10***	—	Memorandum of Agreement for purchase of Bulk Six
10	.11***	—	Memorandum of Agreement for purchase of Bulk Seven
10	.12***	—	Memorandum of Agreement for purchase of Bulk Eight
10	.13***	—	Memorandum of Agreement for purchase of Kamsarmax H.1373
10	.14***	—	Memorandum of Agreement for purchase of Kamsarmax H.1374
10	.15***	—	Memorandum of Agreement for purchase of Kamsarmax H.1375
10	.16***	—	Memorandum of Agreement for purchase of Kamsarmax H.1394
10	.17***	—	Memorandum of Agreement for purchase of Kamsarmax H.1395
10	.18***	—	Memorandum of Agreement for purchase of Kamsarmax H.1357
10	.19***	—	Memorandum of Agreement for purchase of Kamsarmax H.1358
10	.20***	—	Memorandum of Agreement for purchase of Kamsarmax H.1396
10	.21***	—	Memorandum of Agreement for purchase of Kamsarmax H.1359
10	.22***	—	Master Time Charter Party and Block Agreement dated November 21, 2005
10	.23***	—	Novation Agreement
10	.24*	—	2005 Stock Incentive Plan
10.25		—	Form of Employee Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed January 13, 2006)
10.26		—	Form of Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed January 13, 2006)
10.27		—	Revolving Credit Facility (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed October 6, 2005)
10.28		—	Services Agreement between Quintana Maritime Limited and Quintana Minerals Corporation, dated as of October 31, 2005 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed November 3, 2005)

Exhibit
No.			Description

21	.1**	—	List of Subsidiaries
23	.1**	—	Consent of Independent Registered Public Accounting Firm
23	.2***	—	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23	.3***	—	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)
23	.4**	—	Consent of Drewry Shipping Consultants Ltd.
24.1		—	Powers of Attorney (included on the signature page hereto)

*	Incorporated by reference to the Company’s Registration Statement filed on Form S-1 (File No. 333-124576) with the Securities and Exchange Commission on July 14, 2005.

**	Filed herewith

***	To be filed by amendment.